125

Follow-Up Materials



06012837

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED APR 26 2006 THOMSON FINANCIAL

FILE NO. 82- 2605 FISCAL YEAR 12-30-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 4/25/06



Performance Growth

ANNUAL REPORT 2005

NEPTUNE ORIENT LINES LIMITED


NOL

Contents

01 Group Highlights
03 Message from the Chairman
07 Board of Directors
09 Group CEO's Report
17 Operations Review
23 Regional Reports
31 Community and Environment
33 Corporate Data

Corporate Governance and Disclosures

35 Corporate Governance
41 Interested Person Transactions
42 Analysis of Shareholding
43 Key Executives
46 Directors' Remuneration
47 Key Executives' Remuneration

Financial Review

49 Directors' Report
61 Statement by Directors
62 Auditors' Report
63 Consolidated Income Statement
64 Balance Sheets
65 Consolidated Statement of Changes in Equity
68 Statement of Changes in Equity
69 Consolidated Cash Flow Statement
71 Notes to the Financial Statements
156 Value Added Statement
157 Simplified Group Financial Position
158 Five Year Group Financial Statistics

Group Highlights

2005 a third strong year

US$804m

US$7.27b

55.35 US cents

34.3%

US$845m

US$69m

Dealing well with cost challenges

Achieving productivity and yield improvements

A strong balance sheet sees us poised for growth


SEC MAIL
RECEIVED
PROCESSING
APR 24 2006
WASH., D.C.
213
SECTION

Revenue (US$ million)


8,000
6,000
4,000
2,000
5,523
6,545
7,271
2003
2004
2005

Net Profit (US$ million)


1,000
800
600
400
200
429
943
804
2003
2004
2005

Return on Equity (%)


60
40
20
53%
54%
34%
2003
2004
2005

	2005[1]	2004[1]	Change
	(US$ million)	*(US$ million)*	%
Revenue	7,271	6,545	11
Core EBITDA	1,145	1,181	(3)
- Depreciation and Amortisation	(247)	(241)	
Core EBIT	898[2]	940[3]	(4)
- Gross Interest Expense	(40)	(87)	
- Tax	(62)	(30)[4]	
Profit before Non-Recurring Items	796	823	(3)
- Non-Recurring Items	8	120	
Net Profit[5]	804	943	(15)

[1] *NOL Group's 2005 Financial Year comprised 52 weeks from 1 January 2005 to 30 December 2005 while 2004 comprised 53 weeks: 27 December 2003 to 31 December 2004.*

[2] *Includes US$14 million in stock option expenses (with the adoption of FRS 102) for 2005.*

[3] *Restated to exclude goodwill amortisation of US$19 million in 2004 with the adoption of FRS 103.*

[4] *Part of tax is classified as non-recurring items for 2004.*

[5] *Net profit refers to amounts attributable to equity holders, i.e. shareholders excluding minority interest.*

Message from the Chairman



Cheng Wai Keung
Chairman

I am pleased to report that the NOL Group has delivered another excellent result in 2005 – our third consecutive year of strong performance.

During this period the Group has delivered considerable growth in value for shareholders, while maintaining quality service for customers.

In the past year, NOL's revenue grew by 11% to a record US$7.27 billion. This reflects the underlying strength of world trade, the strength of our relationships with existing customers, and our ability to win new customers.

Net profit was down 15% to US$804 million. The equivalent 2004 net profit of US$943 million had included gains from non-recurring items totalling US$120 million, including an earn-out following the sale of American

Basic Earnings Per Share (US¢)



70
60
50
40
30
20
10
35.42
65.47
55.35
2003
2004
2005

Dividends & Cash Distributions (S¢ per share)



100
80
60
40
20
Special Dividends & Cash Distributions
Final Dividends
Interim Dividends
2003
2004
2005

> "NOL is committed to rewarding shareholders for their loyalty and support, and building a reputation for delivering value to shareholders."

Eagle Tankers and a write-back of deferred tax liabilities.

The business was affected by cost pressures, particularly fuel-related costs that constituted a major challenge during the year. These were well-managed by our people who also demonstrated an ability to secure strong prices for our high quality services.

We maintained healthy margins by continuing with our core operating strategy of keeping costs low, keeping liner utilisation high and managing yields carefully.

NOL is committed to rewarding shareholders for their loyalty and support, and building a reputation for delivering value to shareholders.

We achieved basic Earnings Per Share (EPS) for 2005 of 55.35 US cents per share, compared with 65.47 US cents per share in the previous year.

An interim dividend of 8 Singapore cents per share was paid to shareholders on 15 September 2005.

On 7 December 2005 we announced plans for a capital reduction and cash distribution of 92 Singapore cents per share. Shareholders voted in favour of the proposal on 3 January 2006 and following approval by the High Court of Singapore, the cash distribution was made to shareholders on 21 February 2006. This initiative returned a total of S$1.34 billion (US$0.82 billion) to shareholders.

In view of this cash distribution and the interim dividend of 8 Singapore cents per share, the Group will not declare a final dividend for the financial year ended 30 December 2005.

The Group remains committed to its stated dividend policy in future years, which is to pay the higher of an annual dividend of 8 Singapore cents per share net, or a full year dividend payment of 20% of net profits.

NOL has returned S$2.13 billion (US$1.30 billion) to shareholders by way of dividends and cash distributions since 2003. Return on equity for 2005 was 34%, (compared with the previous year's record outcome of 54%). When recalculated to take into account the capital reduction and cash distribution following the balance sheet date, our 2005 return on equity was 41%.

The net profits of US$429 million, US$943 million, and US$804 million achieved over the years 2003, 2004 and 2005 respectively represent the best financial performance in the history of the company.

The strength of our balance sheet – a legacy of NOL's excellent financial performance over the past three years – sees us poised for future growth in line with our strategy.

Group Strategy

The Board of Directors has worked closely with management to develop a strategy to grow NOL and further differentiate ourselves from competitors.

NOL plans to grow significantly over the next five years. We will grow organically, by expanding our range of services and geographies, and by seeking to acquire value-adding businesses that have the potential to increase the reach and richness of our service offering to customers.

The Group will continue to differentiate itself in a number of ways: by concentrating on being a supplier of high quality cargo transportation services; by increasing our capacity to offer tailored customer solutions; by offering synergistic liner and logistics services; and by capitalising on our strong position and distinctive expertise in the fast-growing Asian region.

By successfully executing our strategy, and achieving continued efficiencies in business management, NOL is committed to delivering profitability across the business cycle.

Governance

NOL complies with the Singapore Exchange's Code of Corporate Governance and the board strives to provide strategic guidance in line with this code.

During the year we took steps to review some of our significant corporate governance processes to ensure they are better aligned with best practice and with regulatory changes in the Singapore market. As a result, in August 2005, we established an Enterprise Risk Management Committee with a mandate to build up risk management capability within the NOL Group.

This is a company with a strength of purpose. Our people are hard working and have strong values. They are committed to the interests of shareholders and customers, and to operating in an environmentally responsible manner and contributing to the communities that host our operations.



NOL Group Directors bring a wealth of international experience in shipping and logistics to decisions affecting the future of the company. (From left) Friedbert Malt, Robert Holland, Yasumasa Mizushima on a site visit to Nhava Sheva International Container Port, Mumbai, India in early December 2005.


APL

I wish to thank our more than 12,000 employees for their contribution to NOL's success during 2005, Group CEO David Lim for the leadership he has provided, and the management team for their performance, particularly in dealing with cost challenges. Finally, I thank my Board colleagues for their hard work and focused attention to the business of the Company.

Two new Directors, Timothy Harris and Peter Wagner, were appointed to the NOL Board on 16 May 2005 following the retirement of four Board Members at the 2005 Annual General Meeting on 26 April 2005. Timothy Harris was formerly CEO of liner company P&O Nedlloyd and Chairman of the P&O Board. Among other senior roles, Peter Wagner was formerly Chief Executive of global freight forwarder Danzas Holding AG. The experience of our new Directors adds to NOL's already highly capable and experienced Board.

With three years of strong performance, and a long-term strategy that aims to buffer NOL against the volatility of cycles in the shipping industry, we are well on the way to establishing our credentials as a highly regarded cargo transportation sector investment.

Cheng Wai Keung
Chairman

"This is a company with a strength of purpose. Our people are hard working and have strong values. They are committed to the interests of shareholders and customers."

Board of Directors



Cheng Wai Keung Chairman
Friedbert Malt Vice Chairman
Ang Kong Hua Vice Chairman

David Lim Executive Director
Connal Rankin Director

Cheng Wai Keung Chairman
Mr Cheng Wai Keung is Chairman of the NOL Board and a Director of other Group subsidiary companies, including APL. He is also Chairman of the NOL Board Executive Committee and a member of the Nominating Committee and the Executive Resource and Compensation Committee. Mr Cheng is concurrently the Chairman of Wing Tai Holdings Limited, Raffles Holdings Limited and Vice Chairman of Singapore-Suzhou Township Development Pte Ltd. He also holds directorships in several public and private companies, including GP Batteries International Ltd and Media Asia Entertainment Group Ltd. Mr Cheng was awarded the Public Service Star (BBM) in 1987 and the Public Service Star (Bar) (BBM-Lintang) in 1997 by the Government of Singapore. He was re-appointed Justice of The Peace (JP) by the President of the Republic of Singapore in 2005. Mr Cheng graduated with a Bachelor of Science degree from Indiana University and holds a Masters in Business Administration from the University of Chicago, US.

Friedbert Malt Vice Chairman
Friedbert Malt is Vice Chairman of the NOL Board and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He taught finance as a lecturer at the University of Hamburg, Germany, and has held various international responsibilities, including as a member of the Executive Board of DG Bank (now DZ Bank AG) until the end of 2001. Dr Malt brings valuable insights and experience in international finance. He served on a number of supervisory Boards of major European financial institutions and is on the Board of the German American Chamber of Commerce, New York.

Ang Kong Hua Vice Chairman
Ang Kong Hua joined the NOL Board in 2003 as a Vice Chairman and is Chairman of the Nominating Committee and a member of the Board's Executive Committee. He is Executive Director of NatSteel, a listed Singapore-based manufacturing group. Before joining NatSteel in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore. Mr Ang also serves on the Boards of DBS Bank Limited, K1 Ventures Limited and the Government of Singapore Investment Corporation.

David Lim Executive Director
David Lim is Group President and CEO and a member of the NOL Executive Committee and the Approval Committee. He is a Member of Singapore's Parliament. Mr Lim was previously the CEO of the Port of Singapore Authority; led an international consortium as CEO of the China-Singapore Suzhou Industrial Park located in China and was CEO of Jurong Town Corporation, which develops industrial facilities in Singapore and invests throughout the region. He also served on the National Computer Board and the Singapore Economic Development Board. Mr Lim entered politics in 1997 and served in a number of portfolios, most recently as Acting Minister for Information, Communications and the Arts.

Connal Rankin Director
Banking and Human Resource specialist Connal Rankin joined the NOL Board in 2002. He was appointed Chairman of the Executive Resource and Compensation Committee in June 2003 and is a member of the Nominating Committee. Mr Rankin retired from HSBC Holdings plc at the end of 2005. He began his banking career with HSBC as a trainee 45 years ago and undertook numerous international postings for them including Brunei, Australia, Canada, the Philippines, Saudi Arabia and Hong Kong. He was a Group General Manager and CEO of HSBC Singapore from 1995 to 2000 and currently lives in the United Kingdom.

Willie Cheng Director
Willie Cheng joined the NOL Board in 2003 and was appointed Chairman of the NOL Board Audit Committee in April 2004. He was previously Managing Director of Accenture Singapore, retiring from the firm in 2003. Mr Cheng is currently Chairman of the Singapore Science Centre and the Jurong Country Club. He also serves on the Boards of Singapore Press Holdings, SPH MediaBoxOffice, NTUC Fairprice, Accounting Corporate Regulatory Authority, SPRING Singapore and PSB Holdings.



Willie Cheng Director
Robert Holland Director
Yasumasa Mizushima Director

Christopher Lau Director
Timothy Harris Director
Peter Wagner Director

Robert Holland Director
US business consultant Robert Holland joined the NOL Board in January 2004 as a member of the Audit Committee and was appointed Chairman of the Enterprise Risk Management Committee in August 2005. Mr Holland is currently a General Partner and Industry Specialist with private equity firm Williams Capital Partners. Previously, he was the sole owner, and served as Chairman and CEO, of WorkPlace Integrators, one of the largest Steelcase office furniture dealerships in the United States. He was formerly President and CEO of ice cream-maker Ben & Jerry's, and spent several years as a partner with McKinsey & Company. His current directorships include Carver Federal Savings Bank, a community-based bank headquartered in Harlem, New York; printing solutions company, Lexmark International; and the world's largest quick-serve restaurant company, Yum! Brands Inc., which operates a number of leading global food brands.

Yasumasa Mizushima Director
Yasumasa Mizushima joined the NOL Board in 2002 after his retirement as President and Chief Executive of Sony Logistics Corporation, a global business with one of the most extensive supply chains in the world. Mr. Mizushima is a member of the Executive Resource and Compensation Committee. He has more than 40 years' experience in building supply chain networks including establishing and heading Sony GmbH, Sony Corporation's subsidiary in Germany. He remains as Corporate Advisor of Sony Corporation after completing terms as a Member of the Board of Directors and Executive Vice President. He also holds the positions of Professor of the Tama Graduate School of Management and Information Sciences in Tokyo, Japan, and Honorary Professor of the Universiti Tunku Abdul Rahman, Malaysia.

Christopher Lau Director
Senior Counsel and Chartered Arbitrator Christopher Lau joined the NOL Audit Committee in May 2004 and was appointed to NOL's Enterprise Risk Management Committee in 2005. Mr Lau is a former Judicial Commissioner of the Supreme Court of Singapore and is currently a consultant with law firm Alban Tay Mahtani & de Silva. He has more than 30 years' experience in maritime and commercial law and is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation. Mr Lau also serves as an arbitrator both in Singapore and internationally, belonging to the Singapore Institute of Arbitrators, Singapore Chamber of Maritime Arbitration and a number of international arbitration organisations.

Timothy Harris Director
Timothy Harris joined the NOL Board in 2005 as a Member of the Executive Resource and Compensation Committee and the NOL Enterprise Risk Management Committee. Mr Harris was appointed Chief Executive Officer of P&O Nedlloyd Container Line Limited in 1996, following the merger of P&O Containers Limited and Nedlloyd Lines BV. He led the company until 2000. He also served on the P&O Board from 1986, managing the company's cruise interests as both Chairman and CEO. He was also Chairman of Box Club, the International Council of Containership Operators, in 1995. Mr Harris was created a Commander of the British Empire (CBE) in the 1996 New Year's Honours. His current appointments include chairing the marine services company, James Fisher and Sons, and leading ship broking firm, Clarkson.

Peter Wagner Director
Peter Wagner joined the NOL Board in 2005 as a member of the Audit Committee and the NOL Enterprise Risk Management Committee. Mr Wagner has held senior positions at logistics companies in Switzerland, Germany and the United States over the past 25 years. He was on the Management Board for Deutsche Post AG from 1999 to 2001 where he oversaw worldwide logistics activities. He was appointed Chief Financial Officer (1989) and Chief Executive Officer (1996) of Danzas Holding AG, Switzerland. Mr Wagner is a certified public accountant and has completed an Executive Program in Business Administration (EPBA) from Columbia Business School, New York. Currently Vice Chairman of Wild Group Management AG, Zug, he was previously Chairman of Vontobel Holding AG and Bank Vontobel AG, one of the leading banks in Switzerland.

Group CEO's Report



David Lim
Group President and CEO

For the NOL Group, 2005's strong result is clear affirmation of our operating strategy, and our ability to operate a tight ship under shifting and increasingly challenging market conditions.

Over the past three years, we both served our customers well, winning several customer awards for service excellence, and also returned record earnings to our shareholders. We have done well against our peers in the industry, and achieved earnings margins that put us among the best in class.

Our results in 2005 underscore our ability to face more challenging market conditions. Operating costs, especially for fuel, increased progressively through the year, and had a consequent impact on profitability. Freight revenues did not grow as quickly in 2005, as the shortfall in total vessel capacity eased.

But despite more difficult conditions, we continued to keep costs down by looking for savings in other parts of our operations, and maintaining strict discipline in optimising cargo yields, and maximising the use of our ships, containers and terminal assets. Our resolve in facing these challenges reflects our unity of purpose and preparedness as we approach a period where we expect business to get tougher.


Revenue by Business (US$ million)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
1%
17%
82%
Others*
APL Logistics
APL
2003
2004
2005
*Others includes Chartering for 2003 and 2004.


Core EBIT by Business (US$ million)
1,000
800
600
400
200
59
845
Others*
APL Logistics
APL
2003**
2004**
2005***
* Others includes Chartering for 2003 and 2004.
** Restated to exclude goodwill amortisation of US$27 million in 2003 and US$19 million in 2004 with the adoption of FRS 103.
*** Includes US$14 million in stock option expenses (FRS 102). In 2005 Core EBIT for Others was negative US$6 million.


Net Debt/Equity Ratio (times)
1.0
0.5
0.54
0.05
0.21
2003
2004
2005*
* Based on financial position as at 30 December 2005 and taking into account the effects of our capital reduction and cash distribution following the balance sheet date.

Financial Performance

NOL Group's record revenue of US$7.27 billion in 2005 reflected continuing growth in international trade flows and strong demand for our high quality services. Revenue was up 11% on the previous year.

The Group's net profit was US$804 million compared with US$943 million in 2004. The fall in net profits was due largely to the absence of non-recurring income that had lifted net profits in 2004.

At the operating level, we fared better, achieving a Core EBIT (Earnings before Interest, Tax and Non-Recurring Items) of US$898 million compared with US$940 million in 2004. Although lower than in 2004, our operating profits continued to reflect our ability to outperform most of our competitors and to give shareholders a good return on their investments. In 2005, we achieved a Return on Equity of 34%.

Our strong earnings also strengthened our balance sheet during the year. This enabled us to distribute cash of 92 Singapore cents per share to shareholders in February 2006, through a S$1.34 billion capital reduction exercise. Following this exercise, our balance sheet remains strong, and we are well positioned to invest for growth, and to take advantage of the current falling trend in ship and container prices.



Cedric Foo
Group Deputy President & President, Asia/Middle East

During 2005, the NOL Group undertook rigorous work to ensure that our Group strategic direction positions us strongly for the future. We were seeking competitive advantage which is in tune with global economic trends and the growing importance of Supply Chain Management. Our strategy should help us stand out from the pack.

NOL's future lies in leveraging our strengths in liner shipping and logistics to help our customers create and capture value by optimising their supply chains.

By building our capacity to bundle an array of origin, ocean-carrying, intermodal transfer, land transport and destination services, NOL Group aims to optimise customers' supply chains from order placement to store shelves. We will harness technology to drive speed, reliability, flexibility and visibility for customers. To do this well, we have chosen to focus on key customer verticals such as Automotive, Apparel, High-Tech and Fast-Moving Consumer Goods.

We also plan to further leverage our expertise in the dynamic markets of Asia. The global trend of outsourcing to Asia continues, China's growth remains strong, and the Indian Subcontinent offers great opportunity. We also seek to add new logistics capability such as air freight forwarding.

NOL Group is confident that our strategies and capabilities will enable us to sustain competitive advantage and to grow the company for the benefit of all our stakeholders.

Operating businesses
With generally favourable market conditions, our APL liner business was able to lift its revenue in 2005, contributing US$5.96 billion to Group revenue and US$845 million to the Group's Core EBIT.

We achieved this by ensuring our service offering continues to be closely matched to customers' needs, by adding new capacity and service strings and by expanding the range of value-adding services we provide. APL also continued its cost management efforts, holding down cost increases in the face of considerable cost pressures.

APL Logistics made good progress in increasing its profitability during 2005. The business achieved a very positive result, increasing its Core EBIT contribution by 74% to US$59 million.

The overall revenue of APL Logistics increased by 11% to US$1.29 billion, with particularly strong additional revenues delivered by our International Services business unit, underscoring the growth potential of our international logistics markets.

In 2005, both the liner and logistics operations showed their strengths. By better integrating and combining these strengths, we will position our Group to perform even better in future. More detail on these businesses can be found in the Operations Review on pages 17 to 20 of this Report.

Regional performance
All our business regions experienced steady growth in 2005.

We capitalised on strong economic conditions in Greater China, Asia and the Middle East, to both expand liner deployments and widen customer offerings from our logistics business.

In Europe, we increased direct customer contact by establishing new offices across Eastern Europe and in Ireland. A new APL Logistics joint venture, Holistica Solutions, will enhance our service offer to major retail customers.

Customers in our Americas region were challenged by the ongoing problem of supply chain congestion. We addressed this problem through intensive planning, and innovative use of technology. We worked closely with Federal and State government leaders in the United States to raise awareness about the seriousness of congestion and to jointly work out action plans to resolve this.

Progress reports on each of our key regions can be found on pages 23 to 30 of this Report.

Growth strategy
Throughout 2005, we put considerable energy into analysing the fundamental drivers of our businesses, and developing a competitive strategy for both the short and long-term. Going forward, our strategy will build


APL VIETNAM

on the strength and reputation of APL as a high service and quality ocean freight carrier. We will also build up APL Logistics' capabilities, to further differentiate our ocean freight services, and increase our competitive advantage over other carriers. We aim to be a market leader for quality, integrated transportation and logistics services.

APL delivered Core EBIT of US$845 million, and APL Logistics increased its Core EBIT contribution by 74% to US$59 million.

We believe that global trade will continue to expand, as more countries open up their markets and develop their domestic economies. At the same time, the continued confidence and positive growth forecasts in developed countries provide favourable conditions for demand growth. We expect China to continue to grow its manufacturing output, and also increased exports from elsewhere in Asia. On the demand side, we also see a pick-up in consumer-driven demand in South Asia and the Middle East, as outsourcing and oil revenues generate new demand.

The transportation and logistics industry is one of the pillars that makes globalisation possible – providing the means to support the physical movement of goods. In an era of global growth, this is a great industry to be in. And given our leadership in this industry, I believe our prospects to both contribute to and profit from this growth are very good.

However, we note that the supply of container ships will increase significantly in the near term, and this will put pressure on the industry's profitability.

Against this more challenging outlook, we will be even more focused on managing costs, maximising the use of all the assets in our network, and working closely to deliver quality services to our customers. We recognise that excellent service delivery will



Patricia Leung
Chief Financial Officer

Over the past two years we have progressively pared down debt on the back of our strong operating performance, and we enjoyed a net cash position from the first quarter of 2005.

To establish an efficient capital structure, while still maintaining a strong balance sheet that supports growth and expansion, we announced a S$1.34 billion capital reduction and cash distribution to shareholders in early December 2005. This was unanimously approved at an Extraordinary General Meeting on 3 January 2006, and our shareholders received their cash on 21 February 2006.

We have further improved the flexibility of our funding arrangements, and NOL has in place a range of debt facilities on which we can draw to support our growth programmes. When recalculated to take into account our capital reduction and cash distribution following the balance sheet date, the Group had a net gearing level (ratio of net borrowings to the shareholders' equity of the Group), of 0.21 times based on our results to 30 December 2005.

In 2005 we made changes to NOL's financial systems and processes to further improve controls and operational effectiveness.

Our investor relations team also maintained close touch with shareholders and the investment community, to further enhance NOL Group's reputation as a worthy investment.



Cindy Stoddard
Chief Information Officer

Information technology (IT) gives NOL a competitive edge by bringing efficiencies to our Group and to our customers. In 2005, our activities were directed towards innovating to differentiate our Group's services to customers, while managing our IT costs.

Our innovations for 2005 included a radio frequency identification system at our Los Angeles terminal, which greatly increased container recognition speed; and an optical recognition system that 'sees' container numbers.

We introduced a Web-based system called 'TransPort' that allows customers to use the internet to schedule pick-up and delivery, and to receive information about their freight. Another customer service is our new 'dynamic routing' tool, which helps balance inventories across geographic regions.

Cost management initiatives included streamlining internal work processes, and improving the way our resources are organised and staffed. We also developed a new accounting system to deliver greater cost control at terminals.

In the coming year, IT efforts will be directed toward supporting the critical business needs of Liner and Logistics.

be even more important in difficult market conditions and are focused on ensuring that our people and systems are well co-ordinated to provide this support.

But we also see new opportunities arising from healthy demand growth and increased customer need for more certainty and speed in delivery times, and greater flexibility in managing inventories in their supply chains. So we will also be working actively to seize these opportunities, and to further integrate and leverage our capabilities across both liner and logistics.

Underpinning our strategy is a spectrum of existing capabilities that enable us to provide a wide range of customised services. Increasingly, customers see us as their business partners, and we look forward to working even more closely with them as we build our position as an adaptive and innovative leader in our industry.

Successful execution of this strategy will transform NOL Group, and accentuate further the distinctions between ourselves and our competitors. As we broaden our capabilities along the supply chain, we are constantly striving to ensure the market knows we are more than 'just another liner company,' at a time when the market perceives many lines as merely offering commodity services.

NOL Group is aiming to grow significantly over the balance of this decade. To further expand


APL Logistics

our capabilities, we plan to invest more than US$400 million in 2006 to grow our operations, investing in areas such as new vessels, containers, terminal equipment, logistics infrastructure and new information technology capability.

Building the Management Team

We made a number of key management appointments over the past year. In May 2005, Cedric Foo was appointed Group Deputy President and, late in the year, also took on the role of President for the Asia/Middle East region. Patricia Leung joined us as Chief Financial Officer at the same time. In October, Dave Goodwin joined as Vice President, Corporate Affairs, and in January 2006, Kuok Lay Hoon joined us as Chief Human Resources Officer. In addition, Brian Lutt was appointed President APL Logistics in November 2005.

With these appointments, we have brought in new energy and perspectives to the corporate leadership team, with talents from both within and outside the industry. Combined with the

considerable bench strength in APL and APL Logistics, this gives us a strong and focused team to move the organisation forward.

Employees and Communities
At NOL we are committed to operating our business responsibly and providing rewarding careers for our people. Our employees are a diverse and talented group, and they form the foundation of our future success.

> "To sum up, 2005 has been a year of disciplined performance, good results, delivery of value for shareholders and strategic growth."

NOL Group and its businesses are closely involved with our host communities. A particular emphasis in 2005 was applying our resources to help out in the aftermath of adverse events such as the Indian Ocean tsunami, Pakistan earthquake and Hurricane Katrina. Our businesses also supported a host of community programmes bringing help and cheer to community groups requiring a helping hand.

Our concern for our communities is also reflected in our responsible environmental conduct. There is increasing demand from communities for businesses to exercise care in the way they impact on the environment, and NOL is responding to these concerns (see pages 31 to 32).

To sum up, 2005 has been a year of disciplined performance, good results, delivery of value for shareholders and strategic growth. It was a year in which we delivered positive outcomes for the various stakeholders in our Company's success – our shareholders enjoyed strong returns, and saw our revenues grow; our customers benefited from continued improvements and innovations in our service offering; our staff experienced the rewards of being part of a successful business; and our alliance partners benefited from our strength and resources.

We have established a clear direction for the future of our Company that will position us to take full advantage of long-term growth in global trade. So I thank all our stakeholders for their support, and I am confident that, together, we can build an exciting future for our Group.



David Lim
Group President and CEO



Kuok Lay Hoon
Chief Human Resources Officer

The global shipping and logistics industries are in a period of major transformation. In the future, even more so than the past, successful companies will be characterised by skilled, flexible workforces.

During the year we continued to develop and adapt our human resources systems, with an emphasis on ensuring that compensation is closely aligned with performance. These systems must allow us to attract the best talent, and help us to strengthen our global competitiveness.

A key strength of NOL is the diversity of our workforce. Our Group's heritage reflects both Asian and Western values, which have been blended to create a driven and dynamic business culture. Our more than 12,000 employees in nearly 50 countries consistently demonstrate integrity, teamwork, a passion to perform, and the strength of their customer commitment. We seek to nurture and uphold these traits.

In 2006, we will be further sharpening our focus on building a workforce with the skills necessary to implement our Group strategy. In the ongoing battle for the best and brightest, it is vital that we continue to bring out the best in our people and ensure they remain our strength.

performance



Volumes up 9%

APL shipped 1.95 million FEUs* during 2005.

Increased volume and revenue.
Disciplined cost management.
An industry-leading performance
in a year of intense competition.

*Forty-foot Equivalent Units

Operations Review



Ron Widdows
CEO, APL

APL

After two successive years of record profitability, APL delivered another strong result in 2005, with margins at the top of the industry.

In a year which saw a significant escalation in fuel costs of US$194 million, APL's Core EBIT of US$845 million represents one of the best in the history of this business.

Total revenues for the year were up 12% to US$5.96 billion on the back of a 9% growth in volumes to 1.95 million FEUs and an improvement in the average revenue per container in every region in which we operate. Overall revenues per FEU increased 5% from US$2,713 to US$2,841.

In addition to top line revenue growth we kept our assets highly utilised. APL achieved headhaul vessel utilisation of 96% across our global network. Our continued focus on yield, and cost control efforts – we achieved specific cost reductions of US$36 million to offset some of the impact of fuel and other rising costs – contributed towards a healthy Core EBIT margin of 14.2%.

In spite of the challenges that our industry faces due to inadequate transportation infrastructure globally, particularly in the United States, APL's service levels improved over 2004. This was the result of the extraordinary efforts of our people across our network doing what they do best – focusing on the needs of our customers and doing all they can to ensure we help them navigate their way through a less fluid supply chain.

Our customers were able to take advantage of alternative gateways, avoiding the pressured Southern California ports, with APL offering increased capacity via Seattle and Oakland and all-water services to the United States East Coast. Trucking shortages and rail capabilities in the United States remain an issue, but with APL's priority rail services we achieved a significantly greater level of certainty for our customers.

We have strengthened our relationships with key business partners, such as Union Pacific railways in the United States, enabling APL to achieve service standards that are unmatched by our competitors.

In 2005, a major focus was, and will continue to be, working closely with our customers to engineer new solutions and configure our network and services to provide options that make APL the preferred choice in our major markets.

The major challenge for the year was the increased cost of fuel and inland transportation services. This impacted on margins, with a 7% increase in costs per FEU.

While this increasing cost base demanded that we strengthen our cost focus, we continued to invest in the business during the year. We strengthened our global network and service capability to meet the needs of customers.

Our growth was centred around the fast-growing sourcing markets of China – which recorded another year of impressive economic expansion – the Indian Subcontinent and other areas of Southeast Asia, where we were able to leverage our strong presence and depth of market experience.

China continues to account for over a third of APL's volumes and will inevitably continue to be the driver of growth in our major markets in 2006 and beyond. Our long history, one of the most comprehensive service networks, and our combination of liner and logistics expertise has enabled APL to flourish in the world's most prolific export economy.

The rapid increase in Indian trade in 2005 opened up new opportunities, with the introduction of several new APL services and a 25% volume gain. As with China, the strength of the APL reputation, an extensive service capability built over many years, and an organisation on the ground that has a deep understanding of this fast-growing market, will enable us

to take advantage of many exciting opportunities that are developing in India.

In both India and China, the growth of our logistics capabilities, and investment in landside infrastructure will ensure that we continue to deliver value to our customers and be well-positioned for the future.

Middle Eastern markets, along with Vietnam and Indonesia, also contributed to the strength of Intra-Asia trade, where volumes were up 16% and prospects for the future look bright.

In the Asia-Europe trade, restricted choice, careful planning and co-operation with our TNWA partners and other co-operative slot agreements enabled APL to grow volumes by around 11%, placing us among the top carriers in this trade. Our growth was achieved in part through the use of others' assets.

After two years of very strong growth, our Trans-Pacific trade growth was modest – expanding only around 3% in volume terms in anticipation of a softening supply/demand relationship in 2006. A specific plan of action to keep our network tight going into a more challenging environment is now being implemented.

Our Trans-Atlantic, Latin America, US Government and Reefer trades also performed exceptionally well in 2005. We look for that good performance to continue in 2006.

Our introduction of new fleet capacity in 2005 was in keeping with our deliberately conservative but steady approach to growth. This has brought APL's total capacity to more than 339,000 TEUs. Our partnerships with other carriers have underpinned the Company's careful approach to expansion, as we position to remain lean heading into a change in the supply/demand balance globally.

The five-year extension of our alliance agreement with the TNWA (The New World Alliance) lines – Hyundai Merchant Marine and Mitsui O.S.K Ltd – and the subsequent co-operation agreement between TNWA and the Grand Alliance member lines were significant milestones in the changing competitive environment this year. They will result in an increase in the scope of our Asia/Europe service coverage and our Trans-Pacific US East Coast service via the Panama Canal.

APL continues to dedicate time and resources to provide a strong voice on vital transportation infrastructure issues affecting world trade. During the year we released discussion papers on the Panama Canal, India's port and transport infrastructure, and terminal capabilities in Europe.

We also continued to work with government agencies in the United States, in particular with the US Department of Transportation, industry partners and our customers on much-needed solutions for the transportation network which is so critical to the health of the United States economy.

It has been rewarding to see progress, as a result of government actions and strong support from the many key customers who have committed to working with us on this important initiative. Our efforts are being recognised by the industry. Greater awareness of these issues across industry has also led our importer and exporter customers to better plan their distribution networks and cargo flows. This has helped to mitigate the delays experienced in 2004 when most were unprepared to cope with delays in their supply chain.

APL Volume by Trade ('000 FEUs)



2,000
1,500
1,000
500
2003
2004
2005
122
383
592
139
710
Trans-Atlantic
Asia-Europe
Intra-Asia
Latin America
Trans-Pacific

Our work has made it evident that co-operation between the public and private sectors will have to increase in order to make progress. On this front, one of the highlights of 2005 was the outstanding success of PierPass implementation at Los Angeles. This collaborative effort between industry, port authorities, regulatory authorities and customers has resulted in around 40% of APL's cargo volumes at this port now moving during off-peak hours.

APL remains committed to supporting and driving such initiatives. They bring about direct benefits not only for our customers, the industry, and local and regional economies, but also for the communities in which we operate, by reducing localised congestion and environmental impacts.

Our immediate focus as we move deeper into 2006 is to further ready ourselves for what is set to be a more difficult and demanding business environment. Signs of an emerging supply/demand gap began to appear in late 2005, with some weakening of rates in certain trades.



Brian Lutt
President, APL Logistics

The challenge will be to ensure that we re-double our efforts to deliver value and the highest levels of service to our customers, and work with them to ensure a sustainable outlook for freight rates that allows us to continue to invest to meet their needs. We have already identified further internal efficiencies and potential savings, and have set significantly higher targets for 2006, to counter higher costs facing the industry.

Most important to our success in 2006 and beyond will be to leverage and integrate NOL Group's supply-chain management capabilities together with our liner operations. This will build on work we are already doing with some of our larger customers, creating a compelling and differentiated service offering for customers with more complex and global needs.

We thank our customers for their fantastic support in 2005, and over many years. As we move forward, customers can count on us to focus our energies on developing even broader capabilities and on our absolute commitment to delivering the levels of service and reliability that make APL distinctive in the industry.

APL Logistics

A strong performance for APL Logistics in 2005 was marked by growth in demand for the Company's international services and an encouraging turnaround in the performance of our contract logistics operations.

Core EBIT improved 74% year-on-year to US$59 million on an 11% increase in total revenues to US$1.29 billion (2004: US$1.17 billion). The Core EBIT margin increased from 2.9% in 2004 to 4.6%.

The improved performance was highlighted by the financial discipline applied to the company's contract logistics businesses, which saw a major improvement in efficiency, utilisation and yield.

We placed a spotlight on each of our lines of business and individual operating units last year. This led to an exit from several unprofitable contracts, renegotiated leases, and a drive from within the business for continuous improvements in customer service, operational excellence, technical enhancements and product innovation.

Our strategy to grow the international services business segment, while focusing on improving the performance of the contract logistics business achieved the desired result. Core EBIT margins for international services and contract logistics improved to 8.4% and 2.7% on the back of revenues increasing 23% and 5% respectively.

International services remains our strength and we will continue to focus our growth in this area. Our strategy will be to develop an integrated approach to differentiating service offerings by leveraging the NOL asset-based businesses with our logistics capabilities to provide competitive advantage to our customers. The key to this integrated approach will be our ability to innovate and develop solutions that will meet the more complex requirements of our customers.

The Americas continues to account for almost 70% of APL Logistics' revenue, alongside steadily increasing revenue growth from Europe, Asia and the Middle East.

With rapid economic development and foreign investment in manufacturing, China and India continue to offer huge potential for APL Logistics to replicate capabilities and extend our relationships with major customers to these geographies. We are already well-established in both markets and have made significant progress in developing our presence further in 2005 through direct investment and joint venture partnerships.

In Europe we have created an exciting new partnership model with European logistics specialist, Christian Salvesen, in a joint


APL Logistics Revenue by Customer Segment (%)
Others
Electronics High Tech
Consumer
Retail
Auto/Industrial
100
80
60
40
20
2003
2004
2005
10
16
14
27
33

venture named Holistica Solutions. This combines the worldwide capabilities of APL Logistics with Salvesen's comprehensive European network. At the same time, we are continuing to develop and build on APL Logistics' traditional strengths in understanding our customers' businesses and working with them to develop solutions that deliver control, greater efficiencies and simplify supply-chain management.

The commitment and experience of our people was a key factor in consistently delivering at and above customer expectations during 2005. I thank the APL Logistics team for their hard work, as well as their skill at harnessing our technology and assets to deliver excellent experiences for customers all around the globe.

Information technology continues to be a vital ingredient in the value we provide for customers. In 2005 we completed the evaluation phase of a new WMS (Warehouse Management Services) platform, which will be implemented at key facilities in the United States beginning in 2006. This will improve visibility of cargoes in each locality, connect seamlessly with feeds from international movements, and interface directly with customer data streams.

During the year we partnered with Sun Microsystems in establishing a test centre in Singapore that focuses on helping companies drive supply-chain benefits from Radio Frequency Identification (RFID) technology. The NOL-Sun Advanced Technology Centre is the first of its kind in Southeast Asia. We are focused on finding additional practical applications to fully realise the potential of this emerging technology.

Our product development pipeline also remains strong, with several exciting new offerings expected to be announced in the first half of 2006. We will focus our product development resources in three key customer verticals – Retail, Automotive, and High-tech – where we will deepen our expertise in order to enhance our service offerings.

Along with our sharpened focus on our three key customer verticals, we will be increasingly looking for opportunities to leverage the NOL Group's wider ocean cargo transportation expertise and assets for the benefit and advantage of our customers.

Summary

The discipline and rigour instilled in our operations over the past two record years paid dividends again in 2005 – allowing both our container transportation business, APL, and our supply-chain management arm, APL Logistics, to overcome a rising cost base and competitive pressure to deliver strong profitability.

Alongside the robust earnings, we have continued to plot a path of strategic growth, closely focused around our customers' needs. Our revenues increased by US$780 million across our core businesses, as we extended and expanded our capabilities globally.

Most importantly, this has been another year where we have demonstrated the premium value of our services and the strength of our relationships with customers.

We have a solid foundation to build on as we move into a potentially tougher environment in 2006.

In 2005, both the liner and logistics businesses demonstrated their strengths. By better integrating, and leveraging these strengths, we will create more value for our customers and a strong future for our business.


growth


Logistics Core

EBIT up 74%

Strong growth in International Services.

Spanning the supply chain. Enhancing our customers' businesses. Another year of growth, in capabilities and customer partnerships.

Asia/Middle East

New services and facilities capitalise on growth opportunities in this dynamic region.



Cedric Foo
Group Deputy President & President, Asia/Middle East

NOL Group's operating businesses forged ahead in the Asia/Middle East region in 2005.

In particular, the Middle East, where APL is among the market leaders, showed very strong growth.

The NOL Group was active in anticipating customers' needs, with a number of deployments made in late 2004 proving their worth to customers throughout 2005. For example, the CMX service heralded a first for APL – a direct call to Sharjah from East Asia. Sharjah is a growing hub for re-exports into the Middle East and Africa.

In 2005, APL also upgraded its feeder services between Hong Kong, Ho Chi Minh City and Fuzhou to meet demand from the growing garment and textile trade and introduced a new service between Karachi, Pakistan and Jebel Ali, UAE. We added capacity to our premium all-water service between West Asia and the US East Coast to meet the growing demand for capacity on this route.

APL Logistics increased its service offering to complement those of APL. In Vietnam alone, APL Logistics increased volumes by 16% over 2004. In Egypt, APL Logistics has commenced work with our partners to develop the first consolidation facility for buyers.

In an NOL Group R&D initiative, a centre for Radio Frequency Identification (RFID) was opened in Singapore in July 2005. This enables us to work with customers to evaluate RFID technologies and applications in a 'live' supply-chain environment.

During the year, we helped our customers minimise the impact of supply chain congestion at some hubs in the region. On the vessel supply side, APL signed a number of contracts guaranteeing feeder space from Thailand, Vietnam, Philippines and India.

2005 saw increased focus on security initiatives including support for the United States led C-TPAT (Customs-Trade Partnership Against Terrorism) and CSI (Container Security Initiative). APL Logistics has been at the forefront in working with customers, their vendors and relevant government agencies around the Asia/Middle East region to develop robust security processes and guidelines. APL Logistics was lauded for its efforts in a number of these collaborations.



CUSTOMER SOLUTIONS: *A Smooth Journey*

2,500 discrete parts flow into a factory. One vehicle arrives at a dealership, on-time and damage-free. To our automotive customers, a smooth supply chain is business-critical.

In getting parts to assembly points, and finished vehicles to dealers, we have solved the toughest supply chain problems, and earned the trust of some of the world's top automotive companies.

2006 is shaping as a challenging year with new capacity being introduced into the market, operating cost increases and concerns about issues such as an escalation in Avian Flu risks.

However, given our strong reputation with customers and the economic outlook for the Asia/Middle East region, we remain confident of tapping the fast-emerging opportunities the region will present this year.

Intra-Asia Liner Volumes ('000 FEUs)



600
400
200
592
2003
2004
2005

Asia/Middle East* share of APL Logistics 2005 Revenue



17%

*Incorporates Greater China revenues



Ken Glenn
Senior Vice President, South Asia

South Asia

APL India captured a large share of strong market growth in 2005.

Our volumes were up 25% year-on-year, while total market container volumes for India grew by 20% on the strength of rapid economic growth and increased manufacturing activity.

The Intra-Asia trade led APL's growth, particularly from increasing volumes of auto parts and manufacturing components from China and Thailand. Strong consumer spending from India's growing middle class also fuelled imports of consumer electronic goods particularly from China.

The Trans-Pacific trade grew rapidly due to strong exports of apparel, fabrics and hardicrafts to the United States. During the year, APL doubled its capacity on the India/Suez/United States East Coast service to cater to demand from North American retail customers.

To relieve congestion at India's principal container port, Nhava Sheva, on the West Coast, APL started a direct shuttle service between the East Coast Port of Visak and Singapore. We also worked with a key partner, Concor, to provide customers with an alternative gateway at Vishakapatnam. Additional capacity was introduced to minimise delays in response to events such as a major labour dispute at the Port of Chennai.

Our commitment to improve service levels and reduce costs for customers was boosted by the Indian Government's agreement, after more than ten years of debate, to privatise freight rail and allow foreign direct investment in this sector.

In December, APL negotiated a joint venture arrangement with an Indian partner, Hindustan Infrastructure, to apply for a license from Indian Railways to allow operation of our own dedicated freight trains throughout India. Also, by year's end APL Logistics was close to opening a significant container yard and freight forwarding operation near New Delhi in its first Indian joint venture, Trident Terminals Private Ltd.

APL performed strongly in Sri Lanka with year-on-year volume growth of more than 20%, driven by strong Intra-Asia trade. Bangladesh volumes grew by more than 10% year-on-year mainly due to apparel exports.

As regulation eases in key sectors during 2006, APL and APL Logistics will be active in seeking opportunities to invest in improvements to India's ports, road and rail network.

Greater China

A buoyant Chinese economy drives record revenues for APL and APL Logistics.



Koay Peng Yen
Regional President, Greater China

Continuing robust export growth, backed by rapidly increasing domestic demand, contributed to a record year in container transportation and logistics.

APL and APL Logistics in Greater China continued to broaden our customer relationships and leverage our capabilities in this key market.

APL Greater China grew revenues by growing volumes and optimising cargoes. Our growth was especially robust in servicing new Mediterranean and Indian Subcontinent markets, where our volumes grew by more than 40% over 2004 levels.

Net revenues from APL Logistics Greater China expanded by over 20% in 2005. This was achieved from a healthy and broad growth in all our products, including in our consolidation, forwarding, and warehouse management activities; and particularly in winning more customers in the mainland China region.

The Group's joint venture company in automotive logistics, CMA Logistics, was successfully listed on the GEMS Board of the Hong Kong Stock Exchange in February 2006, after achieving a third consecutive year of growth and profits. Going forward, CMA Logistics will focus on growing its service capabilities and business in the fast expanding China automotive sector.

To enhance the reliability of our inland transportation network, APL Logistics is working closely with APLL Zhiqin, a joint venture company specialising in domestic distribution and technology logistics in mainland China.

A relentless focus on managing costs in 2005 resulted in a fifth consecutive year where our cargo handling expenses improved.

APL's strategic partnerships with terminals provided a crucial operational and competitive advantage. Our long-standing relationships with terminal operators give us vessel berthing priority and enable flexible cargo operations.

To support our drive for the highest levels of service integrity and to meet customer demand we signed commercial agreements which ensure terminal access and seamless connectivity at key hubs in the region.



CUSTOMER SOLUTIONS: *Simplifying Fashion*

As the fashion industry globalises, our customers are faced with increasing complexity – new sources, new countries, and ever-changing cross border regulations.

With an extensive global network, we can ensure vendors deliver on time and specification, and even assist customers to shift operations to meet quality and price requirements. By managing costs, time and uncertainty, we make them more competitive.

Around 20 employees from APL and APL Logistics in China volunteered their time for 'Lighting up Hope', a joint initiative by the Company and Shanghai Children's Hospital to let children with Leukaemia experience the excitement of Oriental TV tower and the Shanghai Ocean Aquarium.

Proportion of APL Volumes derived from Greater China (2005, Inbound and Outbound)


35%

Note – significant volumes derived from Greater China are reported as part of the Intra-Asia, Trans-Pacific and Asia-Europe trades.

We have taken advantage of the continuing high level of investments in new port capacity in China to deliver speed and efficiency to our customers.

Symbolically, an APL vessel, the 4,918 TEU APL Iris, was the first to use Shanghai's new Yangshan terminal at its opening in November 2005.

We also undertook several initiatives to streamline and expand our barging operations along the Yangzi River and Pearl River Delta, which provided us with a cost advantage and improved our inter-modal connections with line-haul vessels.

Ratification of the US/China Maritime Bilateral Agreement in May 2005 has boosted our strategy to develop coastal hubs in Northern, Eastern and Southern China, as well as a downstream river hub.

Our businesses have been given greater flexibility to expand our offices network, manage their own assets and form strategic partnerships. Our network of 40 offices is one of the largest in mainland China.

Our company actively participated in community projects in China. Our employees sponsored 445 students under the NOL Project Hope individual school assistance programme. We also sponsored volunteers from the Shanghai Youth Volunteer Association to assist the development of villages in Yunnan. In June 2005, our employees made donations and deliveries of household items to residents in Guizhou province. In November 2005, we worked with the Shanghai Children's Hospital to advance our Leukaemia Care project.

During 2006 we will further invest in terminals and inter-modal operations, to deepen our service capabilities, provide a cost advantage, and enable our customers' cargoes to flow as efficiently as possible.

Looking ahead, fundamentals remain strong for the Greater China region with further strong economic growth predicted for 2006. Foreign direct investment into China is expected to further boost manufacturing output, giving impetus to exports and an economy which is increasingly demanding world-class logistics services and global connectivity.

The Group is well-positioned to leverage on its depth of experience and breadth of services to expand further in Greater China.



The 4,918 TEU APL Iris was the first vessel to berth on the opening of the new Yangshan facility on November 30 2005. The first container was loaded to truck within an hour of berthing.



John Bowe
Regional President, Americas

The Americas

Our businesses improve freight flows despite infrastructure issues and weather extremes.

NOL Group's Americas region performed well in 2005, making a strong contribution to our global liner and logistics activities.

In 2005, our Americas team tackled the continuing issue of congestion head-on, as well as the disruption caused by major weather events such as Hurricane Katrina.

We were leaders in the ongoing efforts to find industry solutions to the unacceptable costs of congestion. APL deployed vessels away from affected ports and introduced new technology for locating containers at Global Gateway South in Long Beach, to provide savings of around US$4 million annually. We supported industry initiatives such as the introduction of 'PierPass' at LA Long Beach and the employment of more labour at key facilities.

We upsized existing vessels on the New York Express Service (NYX) to accommodate the needs of our customers for more all-water capacity to the United States East Coast. The APL New York commenced services in May (see photograph at right) and APL Virginia in June 2005. Both vessels have nominal capacity of more than 5,000 TEUs.

We welcomed many new customers during the year. This included contracts to provide consolidation services for one of the world's



CUSTOMER SOLUTIONS: *High-speed High-tech*

In a changing business environment, our high-tech customers need speed-to-market and efficiency. Our services such as Merge in Transit (MIT) help make 'just in time' a reality, while Vendor Managed Inventory (VMI) and superior IT support ensure smooth flow of goods.

By improving flexibility, and reducing costs, our tailored supply chain services help our high-tech customers stay ahead.

Trans-Pacific & Latin America Liner Volumes ('000 FEUs)


1,000
800
600
400
200
139
710
2003
2004
2005
Latin America
Trans-Pacific

Americas share of APL Logistics 2005 Revenue


69%


APL

APL New York sails into its namesake harbour on its maiden voyage in May 2005. The vessel is part of the New York Express Service providing speed and reliability for time-sensitive high fashion products between Asia and the United States East Coast.

largest apparel distributors, logistics services for a new high-technology plant in North Carolina and warehousing services in Latin America for several global consumer goods companies. Our strengths in customer service were recognised with four awards for Supplier of the Year and one for Distinguished Service.

On behalf of customers, our businesses responded effectively to the weather extremes experienced in the United States in 2005. In December, Hurricane Katrina closed down significant parts of the intermodal system and damaged key infrastructure around New Orleans. As well as meeting commercial challenges for customers, we supported relief efforts by transporting many containers free-of-charge at this time of national need.

2005 saw a continuing focus on supporting the freight needs of the United States Government, a major customer. We contributed to the revitalisation of the US Flag merchant fleet when nine US Flagged vessels moved to be under the operation of our subsidiary, APL Maritime Ltd from October 2005.

The year ahead will see renovations at Middle Harbor and the introduction of optical character recognition technology in selected terminal facilities. Our US Flag fleet, now under direct APL control, will be active in meeting the needs of key customers such as the United States Government.

In 2006, we expect continuing pressure on our cost structure in areas such as fuel, and rail and truck transportation. There will be competitive pressure in the wake of industry consolidation. However, our Americas regional business is well-positioned to meet these challenges through our excellence in customer service and strong brands.



David Appleton
Regional President, Europe

Europe

APL and APL Logistics pursue new growth opportunities.

For most of 2005, our European operations experienced positive trading conditions.

Expectations of overall capacity growth in liner services caused some pressure on rates in the fourth quarter.

The Trans-Atlantic trade remained stable and strong in 2005, although marked by relatively low growth and further consolidation. We were active in winning new business as customers took steps to re-allocate cargoes and diversify risk in the wake of a number of mergers in both the liner and logistics segments. In 2005 we kept customers' freight generally flowing smoothly as ports responded to the congestion issues of 2004 with improved planning, more labour, and investment in equipment, and technology to mitigate bottlenecks.

APL and APL Logistics made excellent progress in implementing our long-term strategy to increase direct contact with customers in a number of rapidly developing economies in the East. This saw us move away from third-party arrangements to establish our own offices in the Russian Far East, and Poland, as well as Ireland and a flagship logistics facility in Turkey. These changes will enable us to offer our full range of customer service capabilities and IT tools and deliver a broader and better experience for customers.



CUSTOMER SOLUTIONS: *Pristine Perishables*

We work with our customers at every stage of the perishables supply chain; from source-loading of produce straight into refrigerated containers, to use of leading-edge climate control technology and container design.

As a recognised specialist in refrigerated and climate controlled cargo, our expertise keeps our customers' produce fresh, from field to plate.

Asia-Europe & Trans-Atlantic Liner Volumes ('000 FEUs)



600
400
200
122
383
2003
2004
2005
Trans-Atlantic
Asia-Europe

Europe share of APL Logistics 2005 Revenue



14%



Keeping tabs: An APL Logistics employee on site at a customer facility in the United Kingdom (above) prepares customer shipment labels. Technology for tracking cargoes and improving supply chain visibility for customers formed a significant part of NOL Group's US$27 million investment in information technology during 2005. APL containers (below) are a common sight across Europe.



APL

In November 2005, APL Logistics formed a joint venture with Christian Salvesen. Known as Holistica Solutions, this business combines the Asian expertise and international supply chain management expertise of APL Logistics with the strong Western Europe footprint of Christian Salvesen to offer major retail customers a single lens across the whole supply chain.

The industry leading status of APL and APL Logistics in Europe was affirmed with Shipping Line of the Year Awards received from Lloyd's List and International Freighting Weekly (IFW) in London during the year.

In 2006, we are planning for further rapid growth to meet the needs of customers in developing Eastern markets. This will be balanced by the impact of consolidation, and some pressure on rates associated with new liner capacity coming on stream.

The European Union has recommended that by 2009 member states end the legislative arrangements (Block Exemption 40, 56) that enable liner conferences. APL will continue to support the efforts of the European Liner Affairs Association to maintain the ability of liner operators to have trade agreements as we believe this supports stability in the industry.

Community & Environment

NOL is a global business providing socially useful services that contribute to the business success of our customers and the economic well-being of whole countries.

With more than 12,000 employees in nearly 50 countries we touch many communities.

In 2005, the NOL Group, its operating businesses and employees made a particular difference in the aftermath of several natural disasters. We continued our support for targeted community development activities, and emphasised good employer, sound governance and environmental responsibility principles within our business.

Responding to emergencies
In a year that saw the advent and aftermath of natural calamities such as the Indian Ocean tsunami, Hurricane Katrina and the Pakistan earthquake, NOL Group was able to use the resources at our disposal to make a difference in the lives of people in affected areas. Whether it was relocating aid containers free-of-charge around New Orleans, distributing containers of clothing, shelter, food and toys following the Indian Ocean tsunami, or distributing tents in Pakistan, the Group mobilised its expertise in logistics.

Our employees also showed generosity of spirit through fund-raising efforts and in volunteering their time to organise and deliver the various aid initiatives.

Contributing to communities
In 2004, NOL Group established the Beyond Boundaries Trust Fund to facilitate the Group's support for community programmes in Singapore. In 2005, this was complemented with the setting up of the Neptune Global Trust to achieve a global reach.

Fulfilling its role as a good corporate citizen, the Group supported national level activities such as the Singapore National Day Parade, Singapore Arts Festival and Sailability World Inc – a sailing organisation for the disabled (supported by APL Singapore since 2001). Our offices in Malaysia and France sponsored local Sailability teams to help with the purchase of boats and equipment for competitions and regular practices. NOL Group employees in each location volunteered their own time to assist at the sailing events.

A broad range of support for community development initiatives saw sponsorship for activities as diverse as Refugees International and the College Women's Association in Japan, tuition and books for students in Cambodia and remote provinces of China, support for educational programmes in Oakland, United States, practical assistance for a children's home in St Petersburg, a child cycling safety programme in Vietnam, and Christmas collections for needy members of the community in a number of localities including Singapore. Group CEO David Lim led Singapore-based employees in a visit to the Cheshire Home for senior citizens on one of the Group's community visits.

In 2005 the Group committed to a contribution of S$10 million over 10 years to establish the NOL Fellowship at the National University of Singapore. The aim is to develop a high quality, multi-disciplinary programme of research to enhance knowledge and expertise in the field of global cargo transportation and logistics. The fund was officially launched in early 2006.

Environmental responsibility
Preventing damage to marine habitats and reducing fuel emissions have been pivotal to the NOL Group's approach to environmental management. In many instances the Group has instigated projects well in advance of international regulations and policy. The ship management arms of NOL have been early adopters of a broad range of risk management, quality and environmental protection regimes, including the ISO9001 quality standards, the International Safety Management (ISM) Code, and ISO14001 certification for environmental management.

In 2005, the NOL Group rolled out a range of initiatives to further reduce impact on the environment. This included installing a system of bilge primary tanks on board vessels to supplement existing oily water separators, painting ships' bottoms with non-leaching


APL
APL

The aftermath: The NOL Group and our employees supported local communities following several natural calamities during the year. Pictured from left: APL delivered fibreglass tents to remote regions of Pakistan for relief housing following the earthquake; APL Logistics' Ken Tan, pictured with children made homeless by the tsunami, was part of the Singapore relief team to Banda Aceh; APL employees and equipment in action in this Grand Lakes clothing drive to aid those affected by Hurricane Katrina.

and biocide-free anti-fouling silicon paint as part of a continuing programme, and testing a shipboard ballast water treatment system well in advance of possible legislation in 2009.

Our fleet's sulphur emission levels have reduced by an average of 0.2% per annum and now stand at 3.2%, well below the 4.5% level mandated by Annex VI of MARPOL 73/78.

Developing our people

The Group is committed to investing in the development of staff. In 2005, a pilot Management Development Programme brought 25 emerging executives from across the globe to Singapore. The programme, jointly developed with the Singapore Management University, helped participants develop a range of practical skills and explore emerging business concepts. Participants benefited from close interaction with each other and regular discussions with senior NOL management 'mentors'. The entry-level Global Management Trainee Programme continued to attract young high-calibre graduates into the organisation.

Our offices across the globe have been active in deploying training programmes to enhance skills and impart new knowledge. Our programmes enhance skills in areas as diverse as leading people, innovation and creativity, sales processes, effective writing and presentations, and improving personal effectiveness in business environments.

Looking ahead, the Group has developed a series of executive education programmes in collaboration with reputable business schools (effective from 2006) to develop promising leaders within the organisation and ensure a strong and active 'pipeline' of talent within the NOL Group.

The Group recognises work-life balance as an important part of maintaining a positive working environment. Recreational activities, such as team sports, family days, and a range of social activities are organised by offices across the globe through in-house recreational clubs and the Group supports an active employee volunteer programme.

The Group's contribution of S$10 million over 10 years to the NOL Fellowship is aimed at developing a high quality, multi-disciplinary programme of research to enhance knowledge and expertise in the field of global cargo transportation and logistics.

Corporate Data

As at 28 February 2006

Board of Directors
Cheng Wai Keung, Chairman
Friedbert Malt, Vice Chairman
Ang Kong Hua, Vice Chairman
David Lim Tik En, Group President & CEO
Yasumasa Mizushima
James Connal Scotland Rankin
Willie Cheng Jue Hiang
Robert Holland, Jr
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner

Nominating Committee
Ang Kong Hua, Chairman
Cheng Wai Keung
James Connal Scotland Rankin

Executive Committee
Cheng Wai Keung, Chairman
Friedbert Malt
Ang Kong Hua
David Lim Tik En

Audit Committee
Willie Cheng Jue Hiang, Chairman
Christopher Lau Loke Sam
Robert Holland, Jr
Peter Wagner

Executive Resource and Compensation Committee
James Connal Scotland Rankin, Chairman
Cheng Wai Keung
Friedbert Malt
Yasumasa Mizushima
Timothy Charles Harris

Approval Committee
Cheng Wai Keung, Chairman
David Lim Tik En

Enterprise Risk Management Committee
(formed on 11 August 2005)
Robert Holland, Jr, Chairman
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner

Company Secretaries
Marjorie Wee
Wong Kim Wah

Share Registrar
BACS Private Limited
63 Cantonment Road
Singapore 089758
Telephone: +65 6323 6200

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Kyle Lee (since 2001)

Registered Office
456 Alexandra Road
NOL Building #06-00
Singapore 119962

Company Registration Number:
196800632D

Main Line
Telephone +65 6278 9000

Investor Relations
Telephone +65 6371 5028

Website: www.nol.com.sg

Corporate Governance and Disclosures

35 Corporate Governance
41 Interested Person Transactions
42 Analysis of Shareholding
43 Key Executives
46 Directors' Remuneration
47 Key Executives' Remuneration

Corporate Governance

The Board of Directors ("the Board") is committed to ensuring that the highest standard of corporate governance is practised throughout Neptune Orient Lines Limited ("NOL" or "the Company") and its subsidiaries (collectively known as "the Group"). This is fundamental to the discharge of its responsibilities to protect and enhance shareholder value and to ensure transparency in reporting the financial performance of the Group. In its support of the Code of Corporate Governance ("the Code") as annexed to the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

Outlined below are the policies, processes and practices adopted by the Group in compliance with the principles and spirit of the Code.

1 Board of Directors

Responsibilities

The Board delegates day-to-day operations of the Group to Management.

It also delegates specific responsibilities to six Board Committees (Nominating, Executive, Audit, Executive Resource and Compensation, Enterprise Risk Management, and Approval Committees), details of which are set out in paragraph 4 below. These Committees have the authority to examine particular issues and report back to the Board with their recommendations, where appropriate. The ultimate responsibility for the final decision on all matters, however, lies with the entire Board.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends and other returns to shareholders.

Major investments or expenditures, other than operational expenditures that are required in the normal course of business and that are in line with Board-approved Business Plan and Budget, are subject to the approval of the Executive Committee and/or the Board.

Board Composition

In 2005, two independent directors, Mr Timothy Harris and Mr Peter Wagner, were appointed to the Board. They will be standing for re-election at the Company's Annual General Meeting ("AGM") in April 2006.

NOL has 11 directors, 10 of whom are non-executive (including the Chairman) and are independent. The executive director is the Group Chief Executive Officer ("CEO"). Collectively, the directors contribute a range of relevant skills, including accounting, legal, finance, human resource, business, management, industry knowledge, strategic planning and customer-based experience or knowledge, to the global operations of the Group. Key information on the directors can be found in the "Board of Directors" section of the Annual Report.

As part of Board renewal, in the appointment of Directors process, the Nominating Committee considers the required mix of skills and experience of the Board members, including the core competencies of each of the Non-Executive Directors.

To comply with the requirement in the Code that all Directors should submit themselves for re-nomination and re-election at regular intervals, the Company's Articles of Association also require the CEO to submit himself for re-nomination and re-election.

Chairman and the Chief Executive Officer

The Chairman, Mr Cheng Wai Keung, chairs the Board and Executive Committee meetings. He guides the Board in its discussion on significant issues. In addition, he guides and motivates the Management towards achieving the Group's objectives. The CEO, Mr David Lim, is responsible for the business directions and operational decisions of the Group. The Chairman and CEO are not related.

Directors' Training Needs
NOL conducts an orientation programme for new Board members to familiarise them with the Group's businesses and governance practices, including policies on disclosure of interests in securities, prohibitions on dealing in the Company's securities and restrictions on disclosure of price-sensitive information.

Directors are at liberty to request for further explanations, briefings or informal discussions on any aspect of the Group's operations or business issues from the Management.

The Company also arranges for its Board members to be kept abreast of developments in the shipping and logistics industry through lunch talks and media updates. To keep pace with the fast-changing laws, regulations and commercial risks, Directors have an on-going budget to receive further relevant training of their choice in connection with their duties as Directors. They are also given unrestricted access to professionals for consultations as and when they deem necessary at the expense of the Company.

2 Board Performance
The Board performance evaluation process involves questionnaires being sent out, on an annual basis, to the Non-Executive Directors to secure their feedback on the effectiveness of the Board as a whole, as well as the Committees of the Board.

From the comments of Board members, an executive summary is prepared and tabled for discussion by the Nominating Committee. The salient points, including proposed course of action in response to the feedback, are subsequently tabled for the Board's information.

3 Board's conduct of its affairs
The Board meets at least four times a year, with additional meetings convened as and when necessary.
The Articles of Association of the Company allow a Board meeting to be conducted by way of teleconference or video-conference. During the financial year under review, the Board convened five meetings, which were fully attended.

The Chairman ensures that Board meetings are held as and when necessary. He also prepares the Board meeting agenda in consultation with the CEO. The Chairman ensures that Board members are provided with adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend the Board meetings.

To address the competing time commitments of Directors, Board and Board Committee meeting dates are scheduled in advance, before the beginning of each calendar year.

4 Board Committees
The Company has six Board Committees:
(i) Nominating Committee
(ii) Executive Committee
(iii) Audit Committee
(iv) Executive Resource and Compensation Committee
(v) Enterprise Risk Management Committee
(vi) Approval Committee

i Nominating Committee ("NC")
The members of the NC are Messrs Ang Kong Hua (who assumed the chairmanship from Mr Cheng Wai Keung on 31 August 2005), Cheng Wai Keung and Connal Rankin (appointed on 31 August 2005), who are Non-Executive and Independent Directors.

The NC makes recommendations to the Board on all Board appointments and re-appointments. It also decides on the appointments of the members of the various Board Committees.

During the financial year, the NC had three meetings. Full attendance was recorded for the meetings.

ii Executive Committee ("Exco")

The Exco comprises three Non-Executive and Independent Directors, Messrs Ang Kong Hua, Friedbert Malt and Cheng Wai Keung, and one Executive Director (Mr David Lim). Mr Cheng chairs the Committee.

The Exco is delegated with all the powers of the Board to conduct and supervise the business of the Company and its staff. Its responsibilities include: providing overall strategic direction to the Management and guiding development policies and strategies for the Group; reviewing and approving business transactions recommended by Management subject to a limit of US$100 million per transaction; reviewing and recommending major business transactions for the Board's approval, wherever required; reviewing and monitoring the financial performance and progress of the Group; and evaluating the performance and determining the employment terms and compensation for the Executive Director. Over and above the general functions described above, the Exco may from time to time be delegated powers by the Board to oversee specific matters and/or projects.

The Exco held five meetings during the financial year and these were fully attended except for one where a member was absent.

iii Audit Committee ("AC")

The AC consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Willie Cheng, the other three members of the Committee are Mr Christopher Lau, Mr Robert Holland, Jr (appointed on 26 April 2005) and Mr Peter Wagner (appointed on 16 May 2005).

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

(a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary);

(b) Reviewing the cost effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money;

(c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems. The internal control systems include financial controls, operational and compliance controls and risk management policies and systems established by the Management. The AC should ensure that a review of the effectiveness of the Group's internal controls is conducted at least annually. Such review can be carried out by the internal and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

(d) Reviewing the effectiveness of the Group's internal audit function;

(e) Reviewing the assistance given by the Group's officers to the auditors;

(f) Reviewing the significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group;

(g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the audit
- major judgemental areas;

(h) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors;

(i) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually;

(j) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC's objective should be to ensure that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action;

(k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report;

(l) Undertaking any other functions agreed by the AC and the Board.

The AC conducts an annual review of the independence and objectivity of PricewaterhouseCoopers, the Company's external auditors. For FY 2005, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members. In attendance at these meetings were the Group Chief Executive Officer ("CEO"), Group Chief Financial Officer ("CFO") and Group Internal Auditor. The external auditors attend these meetings, where required.

Internal Audit ("IA")

The IA's functions include assisting the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The IA reports directly to the Chairman of the AC on audit matters, and to the CEO on administrative matters.

The AC reviews IA's reports on a quarterly basis. The AC also reviews and approves the annual IA plan and resources. The AC is satisfied that IA has adequate resources to perform its functions, and has appropriate standing within the Company.

The Group Internal Auditor is a member of The Institute of Internal Auditors, Inc. ("IIA"), and has adopted the Standards for Professional Practice of Internal Auditing set by the IIA.

iv Executive Resource and Compensation Committee ("ERCC")

The ERCC performs three critical roles in support of sound Corporate Governance principles in the area of executive reward management:

- It ensures compliance with the Singapore Code of Corporate Governance in the area of executive and Board compensation;
- In particular, it recommends to the Board a framework of remuneration for the Board and members of the senior executive team;
- It has responsibility to ensure that appropriate recruitment, development and succession planning programmes are in place for the senior executives.

The ERCC is chaired by Mr Connal Rankin, an Independent and Non-Executive Director. The other members, who are also Non-Executive and Independent, are Mr Cheng Wai Keung, Dr Friedbert Malt, Mr Yasumasa Mizushima (appointed on 26 April 2005) and Mr Timothy Harris (appointed on 16 May 2005).

In its delivery of the three critical roles listed above, the principal responsibilities of the ERCC include:

- Endorsement of the reward philosophy, strategy and guiding principles relevant to NOL senior executives;
- Authorisation of all remuneration arrangements that involve the issuance of shares;
- Overall market positioning of the remuneration packages, individual base salaries and increases;
- Benefit entitlements (including retirement and pension arrangements);
- Service contracts for senior executives;
- Recruitment specifications and appointments;
- Development assignments;
- Succession criteria and candidates.

In framing the Group's remuneration policy, the ERCC receives advice from external consultants.

Five meetings were convened by the ERCC during the financial period, with full attendance.

The remuneration for the Executive Director includes salary, bonus, share options, performance shares and other emoluments, while that for Non-Executive Directors includes directors' fees and other emoluments. Other emoluments (including benefits-in-kind) are computed based on the cost incurred by the Group and the Company.

NOL Executive Remuneration Policy

The NOL remuneration strategy and policy was designed to ensure a strong linkage between company performance and individual reward elements. All policy matters on senior executive reward come under the purview of the ERCC.

For employees in the senior management group, their total annual remuneration is managed within a "total rewards" framework. This reward framework is benchmarked against the external market that includes the Company's competitive market for talent, worldwide. Pay surveys, conducted by external consultants, are used to verify that the packages are competitively positioned.

Annual incentive bonuses are linked to the achievement of overall corporate, business unit and individual objectives. Both stock options and performance shares are awarded on the basis of meeting stretch financial goals, key performance indicators and the demonstration of leadership competencies.

By aggressively managing the fixed cost elements of remuneration, such as salaries and benefits, the Group retains the necessary flexibility to stay competitive in a cyclical industry. This also enables NOL to adjust pay-at-risk components (such as bonuses and share plans) to appropriately reward, motivate and retain the top talent that it needs to drive success.

v Enterprise Risk Management Committee ("ERMC")

The ERMC was established on 11 August 2005 for the purpose of guiding and providing direction on building up risk management capability within the NOL Group. Chaired by Mr Robert Holland, Jr, the other members of the ERMC are Messrs Christopher Lau, Timothy Harris and Peter Wagner.

In 2005, the ERMC convened one meeting which was fully attended.

vi Approval Committee

The Approval Committee was established to endorse operational and procedural matters such as the appointment of proxies to attend Annual General Meetings in subsidiaries and associated companies within the Group, grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and to authorise the affixing of the corporate seal.

The Committee currently consists of the Chairman and CEO, whose approvals are sought by way of resolutions-in-writing.

5 Communication with Shareholders

The Group values dialogue with its investors. The CEO and CFO hold discussions with the news media and analysts upon the announcement of the Company's second quarter and financial year-end results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. However, any information that may be regarded as undisclosed material information about the Group will not be given, without it being announced through SGXNET.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All registered shareholders of the Company receive the Annual Report and Notices of General Meetings. The Notices are also advertised in the newspaper and made available on the Company's website: www.nol.com.sg.

Each shareholder of the Company may appoint up to two proxies to attend and vote in place of the shareholder. However, on a show of hands, only one proxy could vote.

At each Annual General Meeting ("AGM"), the Board presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. The CEO and Chairmen of the NC, Exco, AC, ERCC and ERMC, and external auditors are available to respond to shareholders' questions during the meeting.

Each item of special business included in the Notice of AGM is accompanied by a full explanation of the effects of a proposed resolution. Separate resolutions are proposed for substantially separate issues at the meeting.

6 Dealings in Securities

The Group has adopted internal codes in relation to the dealing of the Company's securities. Directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Company's quarterly and full year results, in accordance with the guidelines set out by the SGX-ST from time to time. They are also not expected to deal in the Company's securities on considerations of a short-term nature. In addition, Directors and officers of the Company are required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act.

To enable the Company to monitor such transactions, Directors and officers of the Company are required to report to the Company Secretary within 24 hours of any dealing in the Company's securities. All securities transactions reported by Directors are disclosed publicly within the stipulated notice period.

7 Interested Person Transactions

The Company has also put in place an internal procedure to track interested person transactions ("IPTs") of the Company. The Corporate Finance Department is in charge of keeping a register of the Company's IPTs. All IPTs are disclosed in the Company's Annual Report.

Interested Person Transactions

For the Financial Year Ended 30 December 2005

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2005 US$'000	2004 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	9,369	–
PSA Corporation Limited and its associates	88,108	91,904
Sembcorp Marine Ltd and its associates	1,317	1,686
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	3,802	3,752

Aggregate value of all transactions during the financial year under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	2005 US$'000	2004 US$'000
Transactions for the Sale of Goods and Services		
CWT Distribution Limited and its associates	–	1,511
Keppel Telecommunications & Transportation Ltd and its associates	1,073	1,498
PSA Corporation Limited and its associates	1,575	881
Sembcorp Industries Limited and its associates	239	100
Sembcorp Marine Ltd and its associates	251	2,363
SNP Corporation Ltd and its associates	110	–
Transactions for the Purchase of Goods and Services		
CapitaLand Limited and its associates	–	114
Keppel Telecommunications & Transportation Ltd and its associates	667	668
Pacific Internet Limited and its associates*	–	119
PSA Corporation Limited and its associates**	15,763	15,852
Singapore Petroleum Company Limited and its associates	32,466	18,870
Treasury Transactions		
SembCorp Marine Ltd and its associates***	–	32,128

The above relates to cumulative value of transactions (inclusive of GST) more than S$100,000.

* Purchases from subsidiary of Pacific Internet Limited (Safe2Travel Pte Ltd), which ceased to be an Interested Person of the Group from the third quarter of 2005.

** Includes purchases from subsidiaries of PSA International Pte Ltd.

*** Purchase of all the Fixed Rate Junior Mortgage-backed Bonds Due 2009 issued by Chenab Investments Ltd from SembCorp Marine Ltd.

Analysis of Shareholding

As at 6 March 2006

Issued and Fully Paid-Up Capital:	S$1,560,499,174
Number of Shares Issued:	1,455,833,540
Class of Shares:	Ordinary Shares
Voting Rights:	One Vote Per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of shares	% of Shares
1 – 999	355	2.37	140,736	0.01
1,000 – 10,000	13,175	87.74	42,007,443	2.88
10,001 – 1,000,000	1,463	9.74	59,391,995	4.08
1,000,001 & Above	23	0.15	1,354,293,366	93.03
Total	15,016	100.00	1,455,833,540	100.00

Breakdown of Shareholders	Number of Shares	% of Shares
Local	1,135,326,388	77.98
Foreign	320,507,152	22.02

Top 20 Registered Shareholders as at 6 March 2006	Number of Shares	% of Shares
DBS Trustee Ltd	585,192,970	40.20
Temasek Holdings (Private) Limited	383,465,362	26.34
DBS Nominees Pte Ltd	94,989,749	6.52
Raffles Nominees Pte Ltd	75,075,352	5.16
HSBC (Singapore) Nominees Pte Ltd	49,260,270	3.38
Citibank Nominees S'pore Pte Ltd	49,210,606	3.38
DBSN Services Pte Ltd	26,973,417	1.85
Startree Investments Pte Ltd	24,871,000	1.71
DB Nominees (S) Pte Ltd	14,784,000	1.02
United Overseas Bank Nominees Pte Ltd	13,217,389	0.91
Merrill Lynch (S'pore) Pte Ltd	5,859,318	0.40
UOB Kay Hian Pte Ltd	4,605,000	0.32
Gan Teck Yeow Sdn Bhd	4,500,000	0.31
Macquarie Securities (S) Pte Ltd	4,441,987	0.31
Morgan Stanley Asia (S'pore) Securities Pte Ltd	3,393,659	0.23
OCBC Nominees Singapore Pte Ltd	3,386,351	0.23
Societe Generale S'pore Branch	2,153,752	0.15
Lo Kai Leong @ Loh Kai Leong	1,892,000	0.13
OCBC Securities Private Ltd	1,862,468	0.13
Phillip Securities Pte Ltd	1,458,716	0.10
Total	**1,350,593,366**	**92.78**

Substantial Shareholder	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	383,465,362	611,068,970

* The deemed interest was held through the substantial shareholder's associated and/or subsidiary companies.

Shareholding in the Hands of the Public

The percentage of shareholding in the hands of the public is approximately 31.64% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

Key Executives

As at 28 February 2006

The following information covering NOL Group's Key Executives, as required by Rule 1207(4)(c) supplements the details provided on page 7 of this Annual Report for Executive Director David Lim.

Corporate Executives

Cedric Foo, Group Deputy President and President Asia/Middle East, NOL Group

Cedric Foo was appointed Group Deputy President of the NOL Group in April 2005, overseeing the Group's interests in strategic planning, strategic investment, business development and risk management. In October 2005 he assumed the additional responsibilities of President Asia/Middle East.

Prior to joining NOL, Mr Foo was Singapore's Minister of State in both the Ministry of Defence and the Ministry for National Development. He served as Senior Vice President at Singapore Airlines from 2000 to 2002. Mr Foo previously worked at NOL from 1985 to 2000, and was Executive Vice President of Corporate Finance from 1997 to 2000. A Member of Singapore's Parliament since November 2001, Mr Foo is also Chairman of SPRING (Standards, Productivity and Innovation Board) Singapore, a position he has held since April 2003.

Mr Foo holds a Bachelor of Science in Engineering, (Naval Architecture and Marine Engineering) from the University of Michigan, and a Master of Science (Ocean Systems Management) from Massachusetts Institute of Technology (MIT). He is based at NOL Group's head office in Singapore.

Patricia Leung, Chief Financial Officer, NOL Group

Patricia Leung joined the NOL Group as Chief Financial Officer (CFO) in May 2005. Ms Leung was previously CFO of Hong Kong-based Pacific Century Premium Development, the property arm of Pacific Century Cyberworks (PCCW). She was also CFO of the Multimedia Unit of PCCW.

Before joining Pacific Century, she spent nine years with the Hutchison Group in Hong Kong in a variety of financial and leadership roles in the telecommunications area, including Executive Director of Hutchison Telecommunication (Hong Kong) and Managing Director of Hutchison Communications.

Prior to moving to Hong Kong in 1989, Ms Leung worked for IBM in Singapore and Australia and later, Compaq, in finance and accounting roles. She holds a Bachelor's degree in Accounting, Finance and Computing from the West Australian Institute of Technology and a Master of Commerce degree in Finance, Management and Marketing from the University of New South Wales. She is based in NOL Group's head office in Singapore.

Cindy Stoddard, Chief Information Officer, NOL Group

Cindy Stoddard's responsibilities as Chief Information Officer for the NOL Group include overseeing strategy development, design and implementation of a wide range of information systems and processes, to streamline and standardise day-to-day business processes for the Group's customers worldwide.

Ms Stoddard joined NOL Group in 2001, as Vice President/Chief Information Officer of Enterprise Shared Services, responsible for all NOL Group information technology support such as computer operations, telecommunications, networking, messaging, security, systems architecture and database management. She has more than 20 years' experience as an IT professional, specialising in the transportation and logistics field.

Previously Senior Vice President and Chief Information Officer with Circle International, Ms Stoddard has worked as Vice President and Director of Information Services for Emery Worldwide, a subsidiary of CNF, a US$2.4 billion worldwide airfreight integrator and freight forwarder. Prior to that, she worked for Consolidated Freightways in 1981 as a systems analyst. She is based in Oakland, California.

Kuok Lay Hoon, Chief Human Resources Officer, NOL Group

Kuok Lay Hoon joined the NOL Group in January 2006 as Chief Human Resources Officer. She is responsible for developing human resources policies and practices across NOL and its operating companies globally.

Before joining NOL, Ms Kuok spent 11 years in the financial services sector with the JPMorgan Group, where she held a range of senior human resources positions, including most recently, Head of Human Resources JPMorgan Asia Pacific. She spent the early part of her career in industrial relations with Singapore's National Trade Union Congress.

Ms Kuok holds a Bachelor of Business Administration qualification from the National University of Singapore. She has lived and worked in New York, Hong Kong and Tokyo as well as Singapore. She is based in NOL Group's head office in Singapore.

Business Executives

Ron Widdows, Chief Executive Officer, APL

Ron Widdows has nearly 35 years' experience in the shipp ng industry, including more than 25 years with APL. As CEO of APL since January 2003, Mr Widdows has responsiblity for the commercial, financial and operational activities of the APL liner organisation. Mr Widdows has held senior executive roles in Asia, the United States and Canada, with a particular focus on operations.

In his previous role as Executive Vice President of Global Operations & Network, Mr Widdows was responsible for the day-to-day operations of NOL Group's APL liner business including the line-haul and feeder fleets, global equipment management, procurement, terminals and alliance relationships.

In 1998, Mr Widdows was appointed Senior Vice President responsible for APL Americas Operations and Logistics, which included management of US West Coast terminal operator company Eagle Marine Services and the Stacktrain Services subsidiary. He was named APL Senior Vice President, Liner Operations in 1999 and then Executive Vice President in 2001. Mr Widdows is based at NOL Group's head office in Singapore.

Brian Lutt, President, APL Logistics

Brian Lutt was appointed President of APL Logistics in October 2005 and is responsible for overseeing the Company's logistics operations and managing the growth of APL Logistics globally. He has worked with the NOL Group since 1983. Prior to his current appointment, Mr Lutt was NOL's Regional President - Asia/Middle East, responsible for the Group's liner and logistics business operations in this key geography.

Before moving to Singapore in 2003, Mr Lutt was based in Shanghai as the President, Greater China managing the Group's liner business operations and developing strategy for APL Logistics' expansion in the Greater China market and was previously Senior Vice President - Asia-Europe responsible for trade management teams in Singapore and London.

Mr Lutt has also managed business units in South East and North Asia during his career, holding a variety of senior management positions in Singapore, Thailand and Japan. He holds a Bachelor's degree in International Relations/Political Economics from San Francisco State University. He is currently based in NOL Group's Head Office in Singapore.

David Appleton, President, Europe, NOL Group

David Appleton was appointed President, Europe in 2004 and is responsible for overseeing NOL Group activities and long-term growth in both container transportation and end-to-end supply chain services in the Europe region and the former Soviet Union. Previously he held the roles of President APL Europe and Vice President, Sales and Marketing, APL Europe. Prior to that he was responsible for the Trans-Atlantic trade management team, located in London and New Jersey.

Mr Appleton has more than 25 years experience in the transport industry. Prior to joining APL in 1999, he spent 12 years with Sea-Land Service where he held a variety of senior management positions, including general manager and managing director roles in the United States, UK and Ireland and the former Soviet Union. During this time, he was also involved with management of joint venture activities in Russia and a ship owning entity in the UK. Mr Appleton holds a B.Sc. Honours Degree in Maritime Studies and is a Member of the Chartered Institute of Logistics and Transport. He is based in Uxbridge, UK.

John Bowe, President, Americas, NOL Group

John Bowe oversees NOL Group businesses in the US, Canada and Latin America, and is responsible for operations and long-term growth in both container transportation and end-to-end supply chain services in the region.

Mr. Bowe joined APL in 1987 and has more than 30 years' experience in the shipping industry in a wide variety of positions including regional management, operations and network roles.

Prior to being appointed President, Americas in 2004, Mr Bowe was Vice-President and Managing Director for APL in Hong Kong and South China. He has also served as Vice President, Liner Planning, Vice President, Worldwide Logistics and Managing Director, West Asia with APL. He is based in Oakland, California.

Cedric Foo, President, Asia/Middle East, NOL Group

Mr Foo's profile is shown above in his role as Group Deputy President.

Business Executives (continued)

Koay Peng Yen, President, Greater China, NOL Group

Koay Peng Yen was appointed President, Greater China in 2004. He leads NOL Group businesses in China, Hong Kong, Chinese Taiwan and Macau, and is responsible for APL's and APL Logistics' operations and long-term growth in the region. Mr Koay was APL's President of Greater China since 2003 where he led the company's rapid growth in container shipping services in the region.

Mr Koay began his career with the NOL Group in 1988 and has held a wide range of senior management positions. He was most recently APL's Senior Vice President of Trans-Pacific Service (2002-2003) based in Oakland, California, and APL's Vice President of Intra-Asia, Middle East and Australia Service (2000-2002), based in Singapore. In these positions, Mr Koay was accountable for growing the trade management and profitability of the largest services for the Group. Mr Koay was NOL's Vice President of Corporate Planning (1996-1999), where he participated in developing and executing the Group's strategic plans and acquisition activities.

He holds a Master of Science in Ocean Systems Management from Massachusetts Institute of Technology, and a Civil Engineering degree from the National University of Singapore. Mr Koay is based in Shanghai, China.

Kenneth Glenn, Senior Vice President, South Asia/MD, India, NOL Group

Kenneth Glenn was appointed Senior Vice President, South Asia, and Managing Director, India in October 2005. His responsibilities include the NOL Group operations in India, Sri Lanka, Bangladesh and Nepal.

Mr Glenn was previously Senior Vice President of APL's Asia-Europe liner trade. He joined NOL in 2000 from CSX Lines where he was Chief Commercial Officer.

Mr Glenn has nearly 30 years' experience in the shipping and maritime industry, including more than 20 years with Sea-Land Service. He has lived and worked in a wide range of countries including the United States, United Kingdom, Hong Kong, Russia and Singapore. He is based in Mumbai, India.

Directors' Remuneration

For the Financial Year Ended 30 December 2005

Number of Directors in Remuneration Bands

Remuneration Bands	2005	2004
US$2,650,000 to US$2,799,999	–	1
US$2,350,000 to US$2,499,999	–	1
US$2,050,000 to US$2,199,999	1	–
US$400,000 to US$549,999	1	–
US$100,000 to US$249,999	1	2
Below US$100,000	12	11
	15	15

Remuneration Bands for the Directors of the Company

For the Financial Year Ended 30 December 2005	Fees	Fixed Pay	Variable Pay		Other Benefits	Total
		Annual Base Salary	Annual Cash Bonus	Equity Incentives		
	%	%	%	%	%	%
Between US$2,050,000 to US$2,199,999						
David Lim Tik En	–	27	32	39	2	**100**
Between US$400,000 to US$549,999						
Lim How Teck (retired as a Director on 26 April 2005 and retired as an executive in June 2005)	–	56	–	–	44	**100**
Between US$100,000 to US$249,999						
Cheng Wai Keung	62	–	–	36	2	**100**
Below US$100,000						
Friedbert Malt	57	–	–	27	16	**100**
Ang Kong Hua	66	–	–	31	3	**100**
Lock Sai Hung (retired on 26 April 2005)	100	–	–	–	–	**100**
Yasumasa Mizushima	56	–	–	31	13	**100**
Timothy James Rhein (retired on 26 April 2005)	80	–	–	–	20	**100**
James Connal Scotland Rankin	63	–	–	27	10	**100**
Willie Cheng Jue Hiang	70	–	–	27	3	**100**
Gan Chee Yen (retired on 26 April 2005)	100	–	–	–	–	**100**
Robert Holland, Jr	63	–	–	28	9	**100**
Christopher Lau Loke Sam	66	–	–	30	4	**100**
Timothy Charles Harris (appointed on 16 May 2005)	52	–	–	39	9	**100**
Peter Wagner (appointed on 16 May 2005)	53	–	–	36	11	**100**

The total Directors' Remuneration disclosed under the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration bands for the Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Incentives includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.
2. The value of Share Options is derived using the Trinomial Option Valuation Methodology, while that of Performance Shares is derived based on the average closing share price of NOL shares over the five trading days following the third day of the announcement of the Group's annual results for financial year 2005.
3. Benefits (including gratuity and allowances) are based on cost to the Group.
4. Severance and redundancy costs are not included in Remuneration.

Key Executives' Remuneration

For the Financial Year Ended 30 December 2005

Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company

	Fixed Pay	Variable Pay				
For the Financial Year Ended 30 December 2005	**Annual Base Salary** %	**Annual Cash Bonus** %	**Equity Incentives** %	**Expatriate Benefits** %	**Other Benefits** %	**Total** %
Between US$1,750,000 to US$1,899,999						
Ronald Widdows	23	20	38	12	7	100
Between US$1,300,000 to US$1,449,999						
Brian Lutt	21	19	38	16	6	100
Between US$1,150,000 to US$1,299,999						
Koay Peng Yen	19	16	32	30	3	100
David Appleton	25	22	42	–	11	100
Robert Sappio	23	23	44	–	10	100

The total remuneration of key management personnel disclosed under the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration bands for the Top Five Key Management Staff who are not also Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Incentives includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.
2. The value of Share Options is derived using the Trinomial Option Valuation Methodology, while that of Performance Shares is derived based on the average closing share price of NOL shares over the five trading days following the third day of the announcement of the Group's annual results for financial year 2005.
3. Expatriate and other Benefits are based on cost to the Group. Expatriate Benefits include tax equalisation, housing, cost of living allowances, education benefits, etc. Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.
4. Severance and redundancy costs are not included in Remuneration.

Financial Review

49 Directors' Report
61 Statement by Directors
62 Auditors' Report
63 Consolidated Income Statement
64 Balance Sheets
65 Consolidated Statement of Changes in Equity
68 Statement of Changes in Equity
69 Consolidated Cash Flow Statement
71 Notes to the Financial Statements
156 Value Added Statement
157 Simplified Group Financial Position
158 Five Year Group Financial Statistics

Directors' Report

For the Financial Year Ended 30 December 2005

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 30 December 2005.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
David Lim Tik En	*(Group President & Chief Executive Officer)*
Yasumasa Mizushima	
James Connal Scotland Rankin	
Willie Cheng Jue Hiang	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	*(Appointed on 16 May 2005)*
Peter Wagner	*(Appointed on 16 May 2005)*

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the Performance Share Plan ("PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and PSP. The ERCC currently comprises of five Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Yasumasa Mizushima (appointed on 26 April 2005) and Timothy Charles Harris (appointed on 16 May 2005).

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiry of options) under the NOL SOP during the financial year ended 30 December 2005 were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**
Date option granted	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01	18/10/02
Exercise period[1]						
From	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02	18/10/03
To	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00	S$1.00
Number of options outstanding as at 1 January 2005	10,500	142,000	–	70,000	78,000	277,500
During the financial year						
– Options granted[3]	–	–	–	–	–	–
– Options exercised	(500)	(112,000)	–	(70,000)	(78,000)	(257,500)
– Options cancelled	(10,000)	(30,000)	–	–	–	(20,000)
Balance as at 30 December 2005	–	–	–	–	–	–
Directors' Interests:						
30 December 2005						
– Cheng Wai Keung	–	–	–	–	–	–
– Friedbert Malt	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–
– Yasumasa Mizushima	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–
– Robert Holland, Jr	–	–	–	–	–	–
– Christopher Lau Loke Sam	–	–	–	–	–	–

[1] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek Holdings (Private) Limited ("Temasek") and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 subsequently lapsed on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

[2] In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting ("EGM") held on 3 January 2006, and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise (refer to Note 38 to the financial statements). The effect of this modification is insignificant to the financial statements of the Group and the Company.

[3] No share options were granted in the financial year 2005.

(g)	(h)	(i)	(j)	(k)	(l)	Total
07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$2.14	S$2.14	S$2.98[2]	S$2.98[2]	
–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	–	–	–	–	–
–	(140,000)	(250,000)	(964,000)	–	–	(1,872,000)
–	–	–	(54,000)	–	(1,507,000)	(1,621,000)
–	–	–	–	641,000	15,597,000	16,238,000
–	–	–	–	129,000	–	129,000
–	–	–	–	64,000	–	64,000
–	–	–	–	64,000	–	64,000
–	–	–	–	–	560,000	560,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000
–	–	–	–	48,000	–	48,000

Share Options and Performance Shares (continued)

Details of options granted, adjusted, exercised and cancelled (due to staff resignation, expiry of options or option holders' acceptance of the mandatory cash offer made by Lentor Investments Pte. Ltd. ("Lentor"), a subsidiary of Temasek) under the NOL SOP during the financial year ended 31 December 2004 were as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	(g)
Date option granted	13/04/99	01/10/99	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01
Exercise period[4]							
From	13/04/00	01/10/00	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02
To	12/04/04	30/09/04	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.00	S$2.05	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00
Number of options outstanding as at 27 December 2003	421,157	832,500	1,625,000	6,722,000	93,000	270,000	8,075,500
During the financial year							
– Options granted	–	–	–	–	–	–	–
– Options exercised	(420,377)	(672,500)	(1,222,000)	(4,494,000)	(93,000)	(170,000)	(5,377,500)
– Options cancelled	(780)	(160,000)	(392,500)	(2,086,000)	–	(30,000)	(2,620,000)
Balance as at 31 December 2004	–	–	10,500	142,000	–	70,000	78,000
Directors' Interests:							
31 December 2004							
– Cheng Wai Keung	–	–	–	–	–	40,000	–
– Friedbert Malt	–	–	–	–	–	–	–
– Ang Kong Hua	–	–	–	–	–	–	–
– David Lim Tik En	–	–	–	–	–	–	–
– Lim How Teck	–	–	–	–	–	–	–
– Lock Sai Hung	–	–	–	–	–	–	–
– Timothy James Rhein	–	–	–	–	–	–	–
– Yasumasa Mizushima	–	–	–	–	–	–	–
– James Connal Scotland Rankin	–	–	–	–	–	–	–
– Willie Cheng Jue Hiang	–	–	–	–	–	–	–
– Gan Chee Yen	–	–	–	–	–	–	–
– Robert Holland, Jr	–	–	–	–	–	–	–
– Christopher Lau Loke Sam	–	–	–	–	–	–	–

[4] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

[5] As at 31 December 2004, there were 30,000 options exercised but for which shares have yet to be allotted.

[6] These include 15,419,530 options which had been cancelled due to option holders' acceptance of the mandatory cash offer made by Lentor.

(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
18/10/03	07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	S$2.98	S$2.98	
10,268,000	3,245,000	320,000	430,000	12,445,000	–	–	44,747,157
–	–	–	–	–	641,000	17,104,000	17,745,000
(7,314,970)	(2,570,000)	(180,000)	(30,000)	(2,107,000)	–	–	(24,651,347)[5]
(2,675,530)	(675,000)	–	(150,000)	(9,320,000)	–	–	(18,109,810)[6]
277,500	–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	80,000	80,000	–	129,000	–	329,000
–	–	–	40,000	–	64,000	–	104,000
–	–	–	40,000	–	64,000	–	104,000
–	–	–	–	–	–	560,000	560,000
–	–	–	–	–	–	373,000	373,000
–	–	–	–	–	48,000	–	48,000
–	–	–	–	–	48,000	–	48,000
–	–	30,000	30,000	–	48,000	–	108,000
–	–	30,000	30,000	–	48,000	–	108,000
–	–	–	30,000	–	48,000	–	78,000
–	–	–	–	–	48,000	–	48,000
–	–	–	–	–	48,000	–	48,000
–	–	–	–	–	48,000	–	48,000

Share Options and Performance Shares (continued)

The Directors' interests in the share options of the Company as at 20 January 2006 were the same as at 30 December 2005.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on pages 51 and 52, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iii) No employee has received 5% or more of the total number of options available under the NOL SOP.

(iv) No options have been granted at a discount during the financial year.

Subject to the terms and conditions of the PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year 2005:

Performance Shares	**(i)**	**(ii)**	**Total**
Performance period			
From	27/12/03	01/01/05	
To	31/12/04	30/12/05[7]	
Number of shares outstanding at beginning of financial year 2005	–	–	–
During financial year 2005			
– Shares awarded	1,752,000	–	1,752,000
– Shares cancelled	(340,000)	–	(340,000)
Outstanding balance at end of financial year 2005	1,412,000[8]	–	1,412,000
Director's Interests:			
30 December 2005			
– David Lim Tik En	307,000	–	307,000

[7] Performance shares for the performance period 1 January 2005 to 30 December 2005 will be awarded in 2006 after the announcement of the financial year 2005 annual results, upon review and approval by the ERCC.

[8] From the end of the performance period, one-third of the performance shares awarded will each vest on 2 January 2006, 2 January 2007 and 2 January 2008.

In accordance with the modified rules of the PSP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, additional 351,758 shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise (refer to Note 38 to the financial statements). The effect of this modification is insignificant to the financial statements of the Group and the Company.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 50 to 55.

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares of S$1.00 each			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 30/12/05	At 01/01/05 or date of appointment, if later	At 30/12/05	At 01/01/05 or date of appointment, if later
Cheng Wai Keung	250,000	50,000	–	–
Friedbert Malt	40,000	–	–	–
Ang Kong Hua	40,000	–	–	–
David Lim Tik En	140,000	140,000	–	–
James Connal Scotland Rankin	60,000	–	–	–
Willie Cheng Jue Hiang	30,000	–	5,000	5,000
Robert Holland, Jr	27,000	10,000	–	–

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the PSP have been separately disclosed under "Share Options and Performance Shares" on pages 50 to 55.

The Directors' interests in the share capital of the Company as at 20 January 2006 were the same as at 30 December 2005, except for David Lim Tik En, whose holdings registered in his own name was 242,333 shares as at 20 January 2006.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 30/12/05	At 01/01/05	At 30/12/05	At 01/01/05
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares of S$0.26 each				
Willie Cheng Jue Hiang	–	–	–	15,000
SembCorp Logistics Limited				
Ordinary shares of S$0.25 each				
David Lim Tik En	–	–	–	5,000
SembCorp Marine Ltd				
Ordinary shares of S$0.10 each				
David Lim Tik En	–	–	10,000	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 30/12/05	At 01/01/05	At 30/12/05	At 01/01/05
Singapore Airlines Limited				
Ordinary shares of S$0.50 each				
Cheng Wai Keung	–	–	20,000	–
David Lim Tik En	–	–	200	400
Singapore Computer Systems Limited				
Ordinary shares of S$0.25 each				
Willie Cheng Jue Hiang	–	–	–	125,000
Singapore Technologies Engineering Ltd				
Ordinary shares of S$0.10 each				
David Lim Tik En	–	–	8,000	6,000
Willie Cheng Jue Hiang	–	–	–	20,000
Singapore Telecommunications Limited				
Ordinary shares of S$0.15 each				
Cheng Wai Keung	1,620	1,620	1,430	1,620
Ang Kong Hua	1,430	1,430	–	–
David Lim Tik En	1,690	1,690	–	3,000
Willie Cheng Jue Hiang	–	14,119	–	80,900
Christopher Lau Loke Sam	1,560	1,560	–	–
SNP Corporation Ltd				
Ordinary shares of S$0.50 each				
Willie Cheng Jue Hiang	–	10,000	–	–
SP Australia Networks (Distribution) Ltd*				
Ordinary shares				
Cheng Wai Keung	–	–	400,000	–
SP Australia Networks (Transmission) Ltd*				
Ordinary shares				
Cheng Wai Keung	–	–	400,000	–
Starhub Ltd				
Ordinary shares of S$0.10 each				
Willie Cheng Jue Hiang	–	–	–	10,000

The Directors' interests in the share capital of the related corporations as at 20 January 2006 were the same as at 30 December 2005, except for David Lim Tik En, whose deemed holdings in Singapore Technologies Engineering Ltd was 18,000 shares as at 20 January 2006.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek.

* Listed on the Australian Stock Exchange and SGX-ST as part of the stapled securities traded under the name of SP AusNet.

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[9]	
From	29/12/01
To	26/12/03
Number of rights outstanding at beginning of financial year 2005	2,391,000
During financial year 2005	
– Rights awarded	–
– Rights vested	–
– Rights cancelled	(461,500)
Outstanding balance at end of financial year 2005	1,929,500[10]
Directors' Interests:	
30 December 2005	
– David Lim Tik En	300,000
31 December 2004	
– David Lim Tik En	300,000
– Lim How Teck	450,000

[9] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

[10] From the end of the performance period, 50% of the replacement rights awarded will vest on 31 December 2005 and the remaining 50% will vest on 31 December 2006.

Subsequent to the financial year ended 30 December 2005, 378,351 replacement rights were awarded to holders of outstanding awards as a result of the capital reduction and cash distribution exercise (refer to Note 38 to the financial statements). The effect of this modification is insignificant to the financial statements of the Group and the Company.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Willie Cheng Jue Hiang, the other three members of the Committee are Mr Christopher Lau Loke Sam, Mr Robert Holland, Jr (appointed on 26 April 2005) and Mr Peter Wagner (appointed on 16 May 2005).

The AC is authorised by the Board of Directors ("the Board") to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

(a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary);

(b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money;

(c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures and their evaluation of the overall internal control systems. The internal control systems include financial controls, operational and compliance controls and risk management policies and systems established by the Management. The AC should ensure that a review of the effectiveness of the Group's internal controls is conducted at least annually. Such review can be carried out by the internal and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

(d) Reviewing the effectiveness of the Group's internal audit function;

(e) Reviewing the assistance given by the Group's officers to the auditors;

(f) Reviewing the significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group;

(g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the audit
- major judgemental areas;

(h) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors;

(i) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually;

(j) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC's objective should be to ensure that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action;

(k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions of management integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report;

(l) Undertaking any other functions agreed by the AC and the Board.

The AC conducts an annual review of the independence and objectivity of PricewaterhouseCoopers, the Company's external auditors. For the financial year 2005, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members. In attendance at these meetings were the Group Chief Executive Officer, Group Chief Financial Officer and Group Internal Auditor. The external auditors attended these meetings, where required.

Auditors

PricewaterhouseCoopers will not be seeking re-election and Ernst and Young has been nominated to be the auditors for the ensuing year. The appointment is subject to shareholders' approval at the Annual General Meeting on 19 April 2006.

On behalf of the Directors



Cheng Wai Keung
Director



David Lim Tik En
Director

Singapore, 28 February 2006

Statement by Directors

In the opinion of the Directors,

(a) the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 63 to 155 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 30 December 2005, changes in equity of the Company and of the Group and of the results of the business and cash flows of the Group for the financial year then ended; and

(b at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors



Cheng Wai Keung
Director



David Lim Tik En
Director

Singapore, 28 February 2006

Auditors' Report

To the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited set out on pages 63 to 155 for the financial year ended 30 December 2005, comprising the balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 30 December 2005 and the changes in equity of the Company and of the Group for the financial year ended on that date and the results and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 February 2006

Consolidated Income Statement

For the Financial Year Ended 30 December 2005

	Note	Group 2005 US$'000	Group 2004 US$'000
Revenue	5	7,271,060	6,544,756
Cost of sales	6	(5,678,185)	(5,006,000)
Gross profit		1,592,875	1,538,756
Other gains (net)			
– Miscellaneous	5	62,806	89,115
– Finance and investment income	5	31,723	19,169
Expenses			
– Administrative	6	(691,645)	(603,075)
– Finance	7	(53,304)	(96,962)
– Other operating	6	(84,493)	(75,816)
Share of results of associated companies	14, 26	12,928	(1,767)
Share of results of joint ventures	15	3,231	4,394
Profit before income tax		874,121	873,814
Income tax (expense)/credit	9	(62,595)	72,545
Net profit for the financial year		811,526	946,359
Attributable to:			
Equity holders of the Company		803,872	942,707
Minority interest		7,654	3,652
		811,526	946,359

Earnings per share	Note	Group 2005 US cts	Group 2004 US cts
Basic	10	55.35	65.47
Diluted	10	55.22	65.44

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 62

Balance Sheets

As at 30 December 2005

	Note	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Assets					
Current Assets					
Cash and cash equivalents	11	1,160,946	674,527	9,099	2,597
Trade and other receivables	12	859,722	885,318	1,701,077	981,332
Inventories at cost		97,898	69,772	–	–
Other current assets	12	40,978	44,119	653	597
Total current assets		2,159,544	1,673,736	1,710,829	984,526
Non-current Assets					
Investments in subsidiaries	13	–	–	1,010,244	931,720
Investments in associated companies	14	5,898	20	23	37
Investments in joint ventures	15	16,585	18,406	–	–
Available-for-sale financial assets	16	13,848	5,782	13,589	5,742
Property, plant and equipment	17	2,259,778	2,318,118	51,519	53,289
Deferred charges	18	1,887	1,407	–	268
Intangible assets	19	27,492	34,471	35	37
Goodwill arising on consolidation	20	221,453	221,453	–	–
Deferred income tax assets	9	34,366	41,825	–	–
Derivative financial instruments	21	28,851	–	28,851	–
Other non-current assets	22	45,200	53,724	3,509	13,697
Total non-current assets		2,655,358	2,695,206	1,107,770	1,004,790
Total Assets		4,814,902	4,368,942	2,818,599	1,989,316
Liabilities					
Current Liabilities					
Trade and other payables	24	871,247	757,966	50,449	29,836
Current income tax liabilities	9	65,638	30,317	11,182	13,640
Borrowings	25	197,077	40,260	6,763	16,605
Provisions	26	35,520	36,504	860	1,560
Derivative financial instruments	21	14,058	–	476	–
Other current liabilities	24	184,211	186,198	–	–
Total current liabilities		1,367,751	1,051,245	69,730	61,641
Non-current Liabilities					
Borrowings	25	510,261	745,141	324,474	297,275
Provisions	26	91,191	118,462	–	11,895
Deferred income	27	15,180	20,025	–	–
Deferred income tax liabilities	9	137,509	168,937	10,313	10,267
Other non-current liabilities	28	67,102	70,786	–	–
Total non-current liabilities		821,243	1,123,351	334,787	319,437
Total Liabilities		2,188,994	2,174,596	404,517	381,078
Net Assets		2,625,908	2,194,346	2,414,082	1,608,238
Equity					
Share capital	30	814,447	813,282	814,447	813,282
Share premium	30	556,586	555,692	556,586	555,692
Treasury shares[11]	30	(1,399)	–	–	–
Foreign currency translation reserve		3,910	4,862	–	–
Retained earnings		1,222,706	805,829	1,020,722	239,264
Share-based compensation reserve		15,162	–	15,162	–
Hedging reserve		(14,577)	–	(852)	–
Fair value reserve		8,238	–	8,017	–
Capital and reserves attributable to equity holders of the Company		2,605,073	2,179,665	2,414,082	1,608,238
Minority interest		20,835	14,681	–	–
Total Equity		2,625,908	2,194,346	2,414,082	1,608,238
Net current assets		791,793	622,491	1,641,099	922,885

[11] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 62

Consolidated Statement of Changes in Equity

For the Financial Year Ended 30 December 2005

Group	Note	Share capital US$'000	Share premium US$'000	Treasury shares[12] US$'000
Balance at 1 January 2005 as previously reported		813,282	555,692	–
Effect of first time adoption of FRS 39		–	–	–
Balance at 1 January 2005 as restated		813,282	555,692	–
Effect of early adoption of Amendments to FRS 39[13]		–	–	–
Balance at 1 January 2005 after early adoption of Amendments to FRS 39		813,282	555,692	–
Cash flow hedges		–	–	–
Fair value gains on available-for-sale financial assets		–	–	–
Currency translation differences		–	–	–
Net (losses)/gains recognised directly in equity		–	–	–
Net profit for the financial year		–	–	–
Total (losses)/gains recognised for the financial year		–	–	–
Dividends to equity holders	31	–	–	–
Dividends to minority interest		–	–	–
Capital contribution by minority interest		–	–	–
Employee equity compensation schemes:				
– value of employee services		–	–	–
– *proceeds from shares issued*	30	1,165	894	–
Purchase of shares by employee benefit trust	30	–	–	(1,399)
Balance at 30 December 2005		814,447	556,586	(1,399)

[12] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

[13] The Group and the Company early adopted the Amendments to FRS 39 – The Fair Value Option, which is effective for annual periods beginning on or after 1 January 2006.

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 62

Capital and reserves attributable to equity holders of the Company

Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
4,862	805,829	–	–	–	14,681	2,194,346
–	4,650	–	8,150	8,017	–	20,817
4,862	810,479	–	8,150	8,017	14,681	2,215,163
–	(173)	–	–	173	–	–
4,862	810,306	–	8,150	8,190	14,681	2,215,163
–	–	–	(22,727)	–	–	(22,727)
–	–	–	–	48	–	48
(952)	–	–	–	–	57	(895)
(952)	–	–	(22,727)	48	57	(23,574)
–	803,872	–	–	–	7,654	811,526
(952)	803,872	–	(22,727)	48	7,711	787,952
–	(391,472)	–	–	–	–	(391,472)
–	–	–	–	–	(1,785)	(1,785)
–	–	–	–	–	228	228
–	–	15,162	–	–	–	15,162
–	–	–	–	–	–	2,059
–	–	–	–	–	–	(1,399)
3,910	1,222,706	15,162	(14,577)	8,238	20,835	2,625,908

Consolidated Statement of Changes in Equity (continued)

For the Financial Year Ended 30 December 2005

Group	Note	Share capital US$'000	Share premium US$'000	Foreign currency translation reserve US$'000	(Accumulated losses)/ retained earnings US$'000	Minority interest US$'000	Total equity US$'000
		Capital and reserves attributable to equity holders of the Company					
Balance at 27 December 2003		798,527	552,535	5,021	(52,015)	11,200	1,315,268
Currency translation differences		–	–	(159)	–	(39)	(198)
Net losses recognised directly in equity		–	–	(159)	–	(39)	(198)
Net profit for the financial year		–	–	–	942,707	3,652	946,359
Total (losses)/gains recognised for the financial year		–	–	(159)	942,707	3,613	946,161
Dividends to equity holders	31	–	–	–	(84,863)	–	(84,863)
Dividends to minority interest		–	–	–	–	(757)	(757)
Capital contribution by minority interest		–	–	–	–	220	220
Acquisition of additional interests in subsidiaries		–	–	–	–	868	868
Disposal of a subsidiary		–	–	–	–	(463)	(463)
Proceeds from shares issued	30	14,755	3,157	–	–	–	17,912
Balance at 31 December 2004		813,282	555,692	4,862	805,829	14,681	2,194,346

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 62

Statement of Changes in Equity

For the Financial Year Ended 30 December 2005

Company	Note	Share capital US$'000	Share premium US$'000	Retained earnings/ (accumulated losses) US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Total equity US$'000
Balance at 1 January 2005 as previously reported		813,282	555,692	239,264	–	–	–	1,608,238
Effect of first time adoption of FRS 39		–	–	7,496	–	(6,030)	8,017	9,483
Balance at 1 January 2005 as restated		813,282	555,692	246,760	–	(6,030)	8,017	1,617,721
Cash flow hedges		–	–	–	–	5,178	–	5,178
Net gain recognised directly in equity		–	–	–	–	5,178	–	5,178
Net profit for the financial year		–	–	1,165,434	–	–	–	1,165,434
Total gains recognised for the financial year		–	–	1,165,434	–	5,178	–	1,170,612
Dividends to equity holders	31	–	–	(391,472)	–	–	–	(391,472)
Employee equity compensation schemes:								
– value of employee services		–	–	–	15,162	–	–	15,162
– proceeds from shares issued	30	1,165	894	–	–	–	–	2,059
Balance at 30 December 2005		814,447	556,586	1,020,722	15,162	(852)	8,017	2,414,082
Balance at 27 December 2003		798,527	552,535	(474,200)	–	–	–	876,862
Net profit for the financial year		–	–	798,327	–	–	–	798,327
Dividends to equity holders	31	–	–	(84,863)	–	–	–	(84,863)
Proceeds from shares issued	30	14,755	3,157	–	–	–	–	17,912
Balance at 31 December 2004		813,282	555,692	239,264	–	–	–	1,608,238

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 62

Consolidated Cash Flow Statement

For the Financial Year Ended 30 December 2005

	2005 US$'000	2004 US$'000
Cash Flows from Operating Activities		
Profit before income tax	874,121	873,814
Adjustments for:		
Amortisation of non-current assets and deferred income	4,261	8,995
Depreciation of property, plant and equipment	242,552	231,562
Fair value gains on derivative financial instruments	(3,005)	–
Fair value losses on cross currency interest rate swap: fair value hedge	14,514	–
Fair value gains on bond: fair value hedge adjustment on bond	(9,494)	–
Interest expense	40,002	87,096
Interest income	(25,295)	(12,799)
Investment income	(6,360)	(1,739)
Share-based compensation costs	16,821	(223)
Fair value losses on treasury shares held under Staff Share Ownership Scheme	443	–
Write-off of intangible assets	8,677	36,655
Net profit on disposal of property, plant and equipment	(16,138)	(6,990)
Net profit on disposal of subsidiaries	(219)	(8,063)
Net profit on acquisition of additional interest in a subsidiary	–	(446)
Net profit on disposal of associated companies	(8,659)	(2,679)
Net (profit)/loss on disposal of available-for-sale financial assets	(399)	110
Net loss on disposal of other non-current investments	–	31
Net provision for impairment of loans and non-trade debts to associated companies	3,490	790
Net write-back of impairment of loans receivable	(1,256)	(4,402)
Net write-back of impairment in value of property, plant and equipment	(3,971)	(18,375)
Net write-back of impairment in value of a joint venture company	–	(1,575)
Net (write-back of)/provision for impairment in value of other non-current investments	(606)	465
Net write-back of impairment in value of available-for-sale financial assets	–	(1,300)
Impairment of goodwill arising on consolidation	–	66,991
Net provision for/(write-back of) restructuring and termination costs	16	(11,100)
Net (write-back of)/provision for insurance, litigation and other claims	(279)	30,333
Net provision for drydocking costs	2.624	1,716
Net write-back of provision for onerous contracts – leased vessels	–	(13,545)
Net provision for/(write-back of) provision for onerous contract – leased premises	96	(279)
Provision for impairment of other non-current assets	8,256	–
Share of results of associated companies	(12,928)	1,767
Share of results of joint ventures	(3,231)	(4,394)
Unrealised translation gains	(998)	(929)
Operating cashflow before working capital changes	1,123,035	1,251,487
Changes in operating assets and liabilities, net of effects from acquisition and disposal of subsidiaries:		
Receivables	30,626	(183,876)
Inventories	(28,126)	(10,610)
Payables	93,258	34,120
Net amount due from associated companies	(3,514)	(877)
Trading securities	–	(2)
Cash generated from operations	1,215,279	1,090,242
Interest paid	(41,346)	(100,074)
Interest received	24,257	12,404
Net income tax paid	(51,204)	(62,792)
Net cash inflow from operating activities	1,146,986	939,780

The accompanying notes form an integral part of these financial statements.

Auditors' Report – Page 62

	2005 US$'000	2004 US$'000
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	–	(7,162)
Acquisition of a subsidiary, net of cash acquired[14]	–	754
Net proceeds from loans receivable	2,987	2,643
Investment income received	6,360	1,916
Additions in other non-current investments	(386)	(954)
Investments in joint ventures	–	(9,923)
Purchase of property, plant and equipment[15]	(204,098)	(207,516)
Purchase of intangible assets	(10,947)	(9,291)
Proceeds from disposal of property, plant and equipment	39,200	20,221
Proceeds from disposal of associated companies	3,675	61
Proceeds from disposal of available-for-sale financial assets	569	44
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[14]	(210)	47,249
Net cash outflow from investing activities	(162,850)	(161,958)
Cash Flows from Financing Activities		
Proceeds from borrowings	192,274	50,064
Dividends paid to equity holders	(391,472)	(84,863)
Dividends paid to minority interest	(1,785)	(757)
Capital contribution by minority interest	228	220
Proceeds from issue of new ordinary shares	2,059	17,912
Redemption of bonds	–	(110,741)
Repayment of borrowings	(298,006)	(517,399)
Payment of costs incurred in connection with long term financing	(1,015)	(248)
Net cash outflow from financing activities	(497,717)	(645,812)
Net Increase in Cash and Cash Equivalents	486,419	132,010
Cash and Cash Equivalents at Beginning of Financial Year (Note 11)	674,527	542,517
Cash and Cash Equivalents at End of Financial Year (Note 11)	1,160,946	674,527

[14] **Acquisition of a subsidiary, net of cash acquired/Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed**
Please refer to Note 11 for the effect of acquisition and disposal of subsidiaries on the Group's cash flows.

[15] **Purchase of property, plant and equipment**
During the financial year, the Group acquired property, plant and equipment with an aggregate cost of US$204.1 million (2004: US$208.8 million). Cash payments of US$204.1 million (2004: US$207.5 million) were made for these property, plant and equipment.

The accompanying notes form an integral part of these financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements expressed in United States Dollars.

1. General

The Company is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, including participation in ventures related to these activities.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iii) participation in ventures related to the activities listed under (i) and (ii) above; and
iv) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2005 started on 1 January 2005 and ended on 30 December 2005 (2004: 27 December 2003 to 31 December 2004) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited ("Temasek"), a company incorporated in Singapore.

2. Significant Accounting Policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement or complexity, are disclosed in Note 4.

In view of the international nature of the Group's operations, most companies in the Group adopted the United States Dollar as their functional and reporting currency.

In 2005, the Group and the Company adopted the new or revised FRS and Interpretations of FRS ("INT FRS") that are applicable in the current financial year. The 2005 financial statements have been prepared and its comparatives amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 31 (revised 2004) Interests in Joint Ventures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement
FRS 102 Share-based Payment
FRS 105 Non-current Assets Held for Sale and Discontinued Operations
INT FRS 101 Changes in Existing Decommissioning Restoration and Similar Liabilities
Amendments to INT FRS 12 Consolidation – Special Purpose Entities

In January 2006, the Council on Corporate Disclosure and Governance issued Amendments to FRS 39 – The Fair Value Option. This amendment is to be applied for annual periods beginning on or after 1 January 2006. However, early adoption of this amendment is encouraged. The Group and the Company have elected to apply the amendment prospectively from the beginning of the financial year 2005.

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies except as disclosed in Note 3.

2.2 Revenue recognition

Revenue for the Group is earned from the provision of the Group's services after eliminating sales within the Group, and is recognised at the fair value of consideration received or receivable for the rendering of services, net of discount.

Revenue from the liner service is recognised on an accrual basis, based on a percentage-of-completion of service voyage. The percentage-of-completion of service voyage is calculated on an 'origin-to-discharge' basis.

For vessels operating on time charters, revenue is recognised on a straight-line basis over the term of the contract based on the total contracted amount.

The majority of revenue from the logistics service are derived from the storage, handling and transportation of customer products. Such revenue is recognised when the services are provided. For shipments in transit, revenue is recognised on an accrual basis, based on the percentage-of-completion of the voyage of a service. The percentage-of-completion of voyage is calculated on a 'load-port to discharge-port' basis. Recognition of handling revenue is deferred until completion of the handling activity. Revenue is also recognised from fees earned upon the performance of certain logistics outsourcing activities, such as freight forwarding and customs clearance services. In this capacity, Logistics business unit acts, in substance, as an agent or broker on behalf of its customers.

Dividend income is recognised when the right to receive payment is established.

Rental income from operating leases of owned and leased assets is recognised on a straight-line basis over the lease term.

2. Significant Accounting Policies (continued)

2.2 Revenue recognition (continued)

Interest income is recognised on a time-proportion basis, using the effective interest rate method. When a receivable is being impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cashflow discounted at original effective interest rate of the instrument, and thereafter amortising the discount as interest income.

2.3 Group accounting

(a) Subsidiaries

Subsidiaries are those entities (including special purpose entities) over which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group to the date on which that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest. Please refer to Note 2.7 for the Group's accounting policy on goodwill.

In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between groups of companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with those of the Group.

Minority interest is that part of the net results of operations and of the net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities' share of the fair values of the subsidiaries' identifiable assets and liabilities at the date of acquisition by the Group and the minorities' share of changes in equity since the date of acquisition, except when the losses applicable to the minority in a subsidiary exceed the minority interest in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority are attributed to the equity holders of the Company, unless the minority has a binding obligation to, and is able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority are attributed to the equity holders of the Company until the minority's share of losses previously absorbed by the equity holders of the Company has been fully recovered.

A list of the Group's significant subsidiaries is shown in Note 41.

Please refer to Note 2.9 for the Company's accounting policy on investments in subsidiaries.

(b) Associated companies

Associated companies are entities over which the Group has significant influence, but not control, generally accompanying a shareholding of between and including 20% and 50% of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Investments in associated companies in the consolidated balance sheet includes goodwill (net of accumulated amortisation up to 26 December 2003) identified on acquisition, where applicable. Please refer to Note 2.7 for the Group's accounting policy on goodwill.

Equity accounting involves recording investments in associated companies initially at cost, and recognising the Group's share of its associated companies' post-acquisition results and its share of post-acquisition movements in reserves against the carrying amount of the investments. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

In applying the equity method of accounting, unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies with those of the Group.

There are no significant associated companies in the Group.

Please refer to Note 2.9 for the Company's accounting policy on investments in associated companies.

(c) Joint ventures

Joint ventures are corporations, partnerships or other entities over which the Group has contractual agreements to jointly share the control with one or more parties. The Group's share of the consolidated results of joint ventures are included in the consolidated financial statements under the equity method on the same basis as associated companies. Please refer to Note 2.3(b).

There are no significant joint ventures in the Group.

Please refer to Note 2.9 for the Company's accounting policy on investments in joint ventures.

(d) Transaction costs

Costs directly attributable to an acquisition are included as part of the cost of acquisition.

2. Significant Accounting Policies (continued)

2.4 Property, plant and equipment

(a) Measurement

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses (Note 2.11). The cost of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition for its intended use. Dismantlement, removal or restoration cost are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next drydocking are identified. The cost of these components is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking date. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written off in the month of the subsequent drydocking.

No depreciation is provided on vessels under construction and freehold land. Depreciation on freehold buildings and leasehold land and buildings is calculated using the straight line-method to allocate their depreciable amount over their estimated lives or their lease terms, if shorter. The estimated useful lives are as follows:

Freehold buildings	15 – 50 years
Leasehold land and buildings	5 – 66 years

Depreciation on vessels in operation is calculated to reduce the cost of such assets to their estimated scrap value. The depreciable amount is allocated over the estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Containerships	10 – 25 years
Ocean vessels	5 – 25 years

Depreciation on other property, plant and equipment is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives. The estimated lives are as follows:

Plant & machinery and operating equipment	3 – 20 years
Computers and software	3 – 5 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

The residual values and useful lives of property, plant and equipment are reviewed, and adjusted as appropriate at each balance sheet date.

(b) Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the standard of performance of the asset before the expenditure was made, will flow to the Group and the cost can be reliably measured. Other subsequent expenditure is recognised as an expense during the financial year in which it is incurred.

(c) Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.5 Borrowing costs

The borrowing costs specifically incurred to finance the construction of vessels are capitalised as part of the cost of vessels during the period that is required to complete and prepare the asset for its intended use. All other borrowing costs are recognised in the income statement on a time proportion basis using the effective interest method.

The amount of borrowing cost capitalised on the asset is the actual borrowing costs incurred during the period less any investment income on the temporary investment of those borrowings.

2.6 Deferred charges

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition of subsidiaries, associated companies or joint ventures over the fair value of the Group's share of their identifiable net assets at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in goodwill on consolidation, goodwill on acquisitions of associated companies and joint ventures is included in investments in associated companies and joint ventures respectively. From 27 December 2003, goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses (Note 2.11). Gains and losses on the disposal of subsidiaries, associated companies and joint ventures include the carrying amount of goodwill relating to the entity sold.

2.8 Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2.11).

(a) System technology and software

Where system technology and software is not an integral part of the related hardware, it is treated as an intangible asset. Computer software that is an integral part of the related hardware is treated as part of the hardware and classified as property, plant and equipment (Note 2.4).

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Direct expenditure, which enhances or extends the performance of computer software beyond its original specifications and which can be reliably measured, is recognised as a capital improvement and added to the original cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Software costs which are assessed as having no continuing economic value are written off to the income statement.

(b) Contract and lease advantages

Contract and lease advantages are separately identified and recognised upon acquisitions of subsidiaries. Contract and lease advantages represent the relevant contracts and lease agreements which have favourable terms compared to market.

2. Significant Accounting Policies (continued)

2.8 Intangible assets (continued)

(c) Terminal berthing rights

This represents amounts paid to obtain absolute berthing priority rights at a terminal over a contract period of 20 years.

Intangible assets are amortised using the straight-line method over their estimated useful lives which are as follows:

System technology and software	3 – 5 years
Contract and lease advantages	5 – 20 years
Terminal berthing rights	20 years

2.9 Investments in subsidiaries, associated companies and joint ventures

Investments in subsidiaries, associated companies and joint ventures are stated at cost less accumulated impairment losses (Note 2.11) in the Company's balance sheet.

On disposal of investments in subsidiaries, associated companies and joint ventures, the difference between net disposal proceeds and the carrying value of the investment is taken to the income statement.

2.10 Financial assets

(a) Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired or incurred. Management determines the classification of these financial assets at initial recognition and re-evaluates this designation at every balance sheet date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except those maturing more than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables on the balance sheet (Note 2.12).

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the assets within 12 months after the balance sheet date.

(b) Recognition and derecognition

Purchases and sales of available-for-sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Such financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

For recognition and derecognition of loans and receivables, refer to Note 2.12.

(c) Initial measurement

Financial assets are initially recognised at fair value plus transaction costs.

(d) Subsequent measurement

Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Unrealised gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in the fair value reserve within equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments in the fair value reserve within equity are included in the income statement.

(e) Determination of fair value

The fair values of quoted financial assets are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

(f) Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement, is removed from the fair value reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of.

For impairment of loans and receivables, refer to Note 2.12.

2.11 Impairment of assets

(a) Goodwill

Goodwill is tested annually for impairment, as well as when there is any indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group's cash-generating units ("CGU") expected to benefit from synergies of the business combination.

An impairment loss is recognised in the income statement when the carrying amount of the CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of the CGU is the higher of the CGU's fair value less cost to sell and value in use.

The total impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is not reversed in a subsequent period.

(b) Intangible assets
Property, plant and equipment
Investments in subsidiaries, associated companies and joint ventures

Intangible assets, property, plant and equipment and investments in subsidiaries, associated companies and joint ventures are reviewed for impairment whenever there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount (i.e. the higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the amount of impairment loss.

2. Significant Accounting Policies (continued)

2.11 Impairment of assets (continued)

(b) Intangible assets
Property, plant and equipment
Investments in subsidiaries, associated companies and joint ventures (continued)

For the purpose of impairment testing of these assets, recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs to.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment loss is recognised in the income statement.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill is recognised in the income statement.

2.12 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for impairment. An allowance for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the allowance is recognised in the income statement.

2.13 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the income statement over the period of the borrowings using the effective interest method.

Borrowings which are due to be settled within twelve months after the balance sheet date are included in current borrowings in the balance sheet. Other borrowings due to be settled more than twelve months after the balance sheet date are included in non-current borrowings in the balance sheet.

2.14 Accounting for leases

(a) When a Group company is the lessee:

(i) Finance leases

Leases of assets in which where the Group has assumed substantially the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is taken to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term in accordance with the Group's depreciation policy.

(ii) *Operating leases*

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating eases. Payments made under operating leases (net of any incentives received from the lessor) are taken to the income statement on a straight-line basis over the period of the lease. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates.

Profits on sale and leaseback transactions which constitute operating leases are recognised immediately in the income statement when such sale and leaseback transactions are established at fair value. If the sale price is below fair value, any profit or loss shall be recognised immediately except that, if the loss is compensated for by future lease payments at below market price, it shall be deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price s above fair value, the excess over fair value shall be deferred and amortised over the period for which the asset is expected to be used.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(b) When a Group company is the lessor:

(i) *Operating leases*

Assets leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and accumulated impairment losses.

Contingent rent is that portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates.

Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statements is capitalised as deferred lease receivables.

2.15 Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.16 Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently re-measured at amortised cost, using the effective interest method.

2. Significant Accounting Policies (continued)

2.17 Taxation

No provision is made for taxation on qualifying shipping income derived from the Company's and Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Singapore's Approved International Shipping Enterprise Tax Incentive.

A concessionary tax rate is applied to certain qualifying shipping logistics income under the Approved Freight and Logistics Incentive. The incentive also covers income from network companies for corporate management services provided.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The details and methodology for estimating the amount of provision required is set out in Note 26.

2.19 Employee benefits

(a) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(b) Post-employment benefit plans

(i) Defined benefit plans

The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the "cash balance" credited to each employee's account, or years of credited service pensionable compensation. The Group's general policy is to fund pension costs at no less than the statutory requirement.

In addition, certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. The pension obligations, net of plan assets, is measured as the

present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. When pension obligations exceeds plan assets, the balance is classified as non-current liability. When plan assets exceeds pension obligations, the balance is classified as non-current asset. Actuarial gains and losses are recognised over the average service lives of employees.

(ii) *Defined contribution plans*

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior financial years.

The Group pays contributions to publicly and privately administered post-employment benefit plans on a mandatory, contracted or voluntary basis. The contributions are recognised as employee benefit expense in the financial year to which they relate. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(c) Share-based compensation

(i) *Employee Share Option Plan*

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options at the date of the grant and the number of share options expected to become exercisable by vesting date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital and/or share premium when the options are exercised.

(ii) *Performance Share Plan*

Performance shares under the Performance Share Plan ("PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the performance shares is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the performance shares at the date of the award and the number of performance shares expected to be vested by vesting date. Non-market vesting conditions are included in assumptions about the number of performance shares that are expected to vest on vesting date. At every balance sheet date, the Group revises its estimates of the number of performance shares that are expected to vest on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

2. Significant Accounting Policies (continued)

2.19 Employee benefits (continued)

(c) Share-based compensation (continued)

(iii) Replacement Rights Plan

Replacement rights are awarded to key executives conditional upon the participants meeting their performance conditions. Instead of shares, the participants receive the equivalent in cash computed at the average closing market price of the shares for the last three days immediately preceding the vesting date of the replacement rights. Pursuant to the terms of the Replacement Rights Plan, replacement rights will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the replacement rights is recognised as an expense in the income statement with a corresponding increase in liability. The total amount to be recognised over the vesting period as an expense in the income statement is determined by reference to the fair value of the replacement rights at the date of the award and the number of replacement rights expected to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to liability over the remaining vesting period. Until the settlement of the replacement rights, the fair value shall be remeasured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement and a corresponding adjustment to liability for the period.

(iv) Staff Share Ownership Scheme

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon their last day of service with the Group. The employees can redeem the units twice a year. The value of the units to be redeemed is based on the weighted average share price for the first three business days immediately following the date of receipt of notification by the Company to the trustee of the redemption or the last day of service of the employees.

Contributions made are recognised in the income statement as expense when incurred.

The Group consolidates the employee benefit trust set up for the purpose of the Company's share-based compensation arrangement under the Staff Share Ownership Scheme in accordance with INT FRS 12 (revised 2004). Arising from the consolidation of the trust, the Company's shares held by the trust are accounted for as "treasury shares" in accordance with FRS 32 (revised 2004).

(d) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as result of an offer made to encourage voluntary redundancy.

2.20 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements of the Group and the Company are presented in United States Dollars, which is the functional and presentation currency of the Company.

(b) Transactions and balances

Transactions in a currency other than the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for currency translation differences on net investments in foreign operations and borrowings and other currency instruments qualifying as net investment hedges for foreign operations in the consolidated financial statements.

Currency translation differences on non-monetary items when the fair value gain or loss is recognised in profit or loss, such as equity investments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Currency translation differences on non-monetary items when the fair value gain or loss is recognised directly in equity, such as equity investments classified as available-for-sale financial assets, are included in the fair value reserve within equity.

(c) Translation of Group entities' financial statements

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

(ii) Income and expenses for each income statement are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) All resulting exchange differences are taken to the foreign currency translation reserve within equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the closing rate. For acquisitions prior to 1 January 2005, the exchange rates at the dates of acquisition were used.

2.21 Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date the derivative contracts are entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecasted transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risks.

The Group has entered into a cross currency interest rate swap which involves converting a fixed rate liability into a floating rate liability. This derivative qualifies for hedge accounting.

2. Significant Accounting Policies (continued)

2.21 Derivative financial instruments and hedging activities (continued)

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve within equity and transferred to the income statement in the periods when the hedged items affect the income statement. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

The Group has entered into:

(i) Foreign exchange forward contracts and bunker swaps that are cash flow hedges for the Group's exposures to foreign currency risks and price volatility risks of forecasted transactions respectively;

(ii) Interest rate collars to hedge the variability in interest expense arising from floating rate borrowings of the Group; and

(iii) Cross currency interest rate swap to hedge against the currency risks arising from its borrowings. This involves an exchange of principal and interest receipt in the foreign currency in which the borrowing is denominated, for principal and interest payment in the Group's functional currency.

(c) Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

2.22 Fair value estimation

The fair value of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price. The fair value of foreign exchange forward contracts is determined using forward exchange market rates at the balance sheet date. The fair value of bunker swaps, cross currency interest rate swap and interest rate collars are obtained from a number of reputable financial institutions.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The carrying amount of current receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

2.23 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments.

2.24 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits with banks and bank overdrafts. Bank overdrafts are included under borrowings in current liabilities on the balance sheets.

2.25 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity instruments, other than for the acquisition of businesses, are taken to equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issuance of new equity instruments for the acquisition of businesses are included in the cost of acquisition as part of the purchase consideration.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently disposed or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders. Realised gain or loss on disposal or reissue of treasury shares are included in retained profits of the Company.

2.26 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

3. Effects on Financial Statements on the Adoption of New or Revised FRS

The effects on adoption of the following FRS in 2005 are set out below:

3.1 FRS 27 (revised 2004) Consolidated and Separate Financial Statements

Previously, there was no requirement for the presentation of minority interests within equity. FRS 27 (revised 2004) requires minority interests to be presented within equity of the Group retrospectively.

3.2 FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement; FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation and Amendments to FRS 39 (revised 2004) – The Fair Value Option

(a) Classification and consequential accounting for financial assets and financial liabilities

(i) Previously, the Group's long-term equity investments were stated at cost and an allowance for impairment was made where there is a decline other than temporary in the value of such investments. The decline in value was recognised as an expense in the period in which the decline was identified.

In accordance with FRS 39 (revised 2004), the Group's quoted equity investments were initially designated as "fair value through profit and loss" and unquoted equity investments were classified as "available-for-sale".

The equity investments that were initially designated as "fair value through profit and loss" were re-measured to fair value at the balance sheet date with all gains and losses immediately recognised in the income statement. This change was effected prospectively from 1 January 2005 and consequently affected the following balance sheet items as at 1 January 2005.

	Group US$'000
Increase in:	
Financial assets at fair value through profit and loss	173
Retained earnings	173

3. Effects on Financial Statements on the Adoption of New or Revised FRS (continued)

3.2 FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement; FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation and Amendments to FRS 39 (revised 2004) – The Fair Value Option (continued)

(a) Classification and consequential accounting for financial assets and financial liabilities (continued)

The Group early adopted Amendments to FRS 39 – The Fair Value Option which limit the use of initial designation as "fair value through profit and loss". The Group's quoted equity investments do not satisfy the restricted criteria as specified in the Amendments to FRS 39. As such, the quoted equity investments are reclassified to "available-for-sale" with effect from 1 January 2005 (Note 2.10). With this early adoption, the following balance sheet items were affected as at 1 January 2005.

	Group US$'000
(Decrease)/Increase in:	
Financial assets at fair value through profit and loss	(173)
Retained earnings	(173)
Available-for-sale financial assets (Note 16)	173
Fair value reserve	173

The effects on the balance sheet as at 30 December 2005 and income statement for the year ended 30 December 2005 are set out in Note 3.4.

The equity investments that are classified as "available-for-sale financial assets" are re-measured at fair values at the balance sheet date with all gains and losses other than impairment loss taken to equity. Impairment losses are taken to the income statement in the period they arise. On disposal, gains and losses previously taken to equity are included in the income statement (Note 2.10(c), (d) and (f)). This change was effected prospectively from 1 January 2005 and consequently affected the following balance sheet items as at 1 January 2005.

	Group and Company US$'000
Increase in:	
Available-for-sale financial assets (Note 16)	8,017
Fair value reserve	8,017

The effects on the balance sheet as at 30 December 2005 and income statement for the year ended 30 December 2005 are set out in Note 3.4.

(ii) Previously, the Group's trade and other payables and bank borrowings were stated at cost. Bank borrowings were stated at the proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the period of the borrowings. These financial liabilities are not held for trading and have not been designated as fair value through profit and loss at inception on adoption of FRS 39 (revised 2004). In accordance with FRS 39 (revised 2004), they are initially recognised at fair value less transaction costs and subsequently accounted for at amortised cost using the effective interest method (Note 2.13 and Note 2.16).

This change did not materially affect the financial statements for the year ended 30 December 2005.

(iii) Previously, the Group's trade and other receivables were stated at original invoice amount less allowance made for doubtful receivables. In accordance with FRS 39 (revised 2004), they are initially recognised at fair value and subsequently accounted for at amortised cost using the effective interest method (Note 2.12).

This change did not materially affect the financial statements for the year ended 30 December 2005.

(b) Impairment and uncollectibility of financial assets

Previously, the Group made specific and general provision on trade and other receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. On adoption of FRS 39 (revised 2004), the Group is now required to assess at each balance sheet date if there is any objective evidence that a financial asset or group of financial assets is impaired (Note 2.12). Impairment loss shall be computed as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience and current observable data.

Previously, long-term equity investments were assessed for diminution in value that is other than temporary. On adoption of FRS 39 (revised 2004), long-term equity investments that are classified as "available-for-sale" have to be assessed for objective evidence of impairment, which include a significant or prolonged decline in the fair value of the investment below its cost. Impairment loss shall be computed as the difference between acquisition cost and current fair value, less any impairment loss previously recognised in the income statement.

This change was effected prospectively from 1 January 2005 and consequently affected the following balance sheet items as at 1 January 2005.

	Group and Company US$'000
Increase in:	
Other non-current assets	37
Retained earnings	37

The effects on the balance sheet as at 30 December 2005 and income statement for the year ended 30 December 2005 are set out in Note 3.4.

(c) Fair values of financial assets and liabilities

Previously, the Group used the last transacted prices of quoted financial assets or liabilities as the market values. Fair values of unquoted financial assets and liabilities were measured based on last transacted prices of recent arm's length transactions.

Fair value estimation is now carried out in accordance with the guidance set out in FRS 39 (revised 2004) (Note 2.22).

This change did not materially affect the financial statements for the year ended 30 December 2005.

(d) Accounting for derivative financial instruments and hedging activities

Previously, fair value gains or losses (exclusive of accrued interest or settled amount) arising from derivatives entered into for hedging purposes were not accounted for. The carrying amount of the hedged item was not adjusted for changes in fair value attributable to hedged risks.

In accordance with FRS 39 (revised 2004), derivative financial instruments that qualify for fair value hedge accounting are initially recognised at fair value on the date the contract is entered into. Changes in fair value of derivatives are recorded in the income statement together with any changes in the fair value of the hedged items that are attributable to the hedged risks (Note 2.21(a)).

The effective portion of changes in the fair value of the derivative financial instruments that qualify as cash flow hedges are recognised in the hedging reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are transferred to the income statement in the periods when the hedged item affects the income statement (Note 2.21(b)).

3. Effects on Financial Statements on the Adoption of New or Revised FRS (continued)

3.2 FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement; FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation and Amendments to FRS 39 (revised 2004) – The Fair Value Option (continued)

(d) Accounting for derivative financial instruments and hedging activities (continued)

Derivatives that do not qualify for hedge accounting are accounted for as fair value through profit or loss.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

(i) Cross currency interest rate swap that is (a) fair value hedge for the interest rate risk; and (b) cash flow hedge for the currency risk arising from the Group's issued bond. The cross currency interest rate swap involves the exchange of principal and fixed interest receipt in the foreign currency in which the issued bond is denominated, for principal and floating interest payment in the Group's functional currency.

(ii) Interest rate collars that are cash flow hedges for the Group's exposure to interest rate risk on its borrowings. The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate. Interest rate collars, which are not assigned to any borrowings due to early repayments of borrowings, are not designated for hedge accounting.

(iii) Bunker swaps that are cash flow hedges for the Group's exposure to price volatility risk of forecasted bunker fuel consumption. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price.

(iv) Foreign exchange forward contracts that are cash flow hedges for the Group's exposure to currency risks arising from forecasted or committed expenses. Foreign exchange forward contracts are agreements to buy or sell fixed amounts of foreign currency at agreed exchange rates to be settled in the future.

The changes described above were effected prospectively from 1 January 2005 and consequently affected the following balance sheet items as at 1 January 2005:

	Group US$'000	Company US$'000
Increase in:		
Trade and other receivables	–	3,360
Derivative financial instruments (Note 21)		
– Current assets	18,374	217
– Non-current assets	49,280	49,280
Increase in:		
Derivative financial instruments (Note 21)		
– Current liabilities	(13,410)	(9,774)
Borrowings	(41,654)	(41,654)
	12,590	1,429
(Increase)/decrease in:		
Retained earnings	(4,440)	(7,459)
Hedging reserve	(8,150)	6,030

The effects on the balance sheet as at 30 December 2005 and income statement for the year ended 30 December 2005 are set out in Note 3.4.

3.3 FRS 102 Share-based Payment

(a) Equity-settled, share-based compensation plans

NOL Share Option Plan
Previously, the provision of share options to employees did not result in any charge in the income statement. The Group and Company recognised an increase in share capital and share premium when the share options were exercised.

Performance Share Plan
Previously, the Group and the Company recognised an expense in the income statement with a corresponding increase in liability for performance shares awarded under this plan.

The NOL Share Option Plan and Performance Share Plan are considered as equity-settled, share-based compensation plans under FRS 102.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in the share-based compensation reserve for share options granted or performance shares awarded under these plans after 22 November 2002 and not vested by 1 January 2005 (Note 2.19(c)(i) and (ii)).

The adoption of FRS 102 did not result in any impact on the income statement for performance shares awarded as previously, the Group and the Company recognised an expense in the income statement for awards under the Performance Share Plan, determined by reference to the fair value of the performance shares at the date of award. The impact on the balance sheet was an increase in the share-based compensation reserve with a corresponding decrease in trade and other payables of US$1.6 million and US$0.5 million for the Group and the Company respectively.

The effects on the balance sheet as at 30 December 2005 and income statement for the financial year ended 30 December 2005 are set out in Note 3.4.

(b) Cash-settled, share-based compensation plan

Staff Share Ownership Scheme
Previously, the Group and Company recognised an expense in the income statement when contributions are payable to the employee benefit trust.

The Staff Share Ownership Scheme is considered as a cash-settled, shared-based compensation plan under FRS 102.

FRS 102 and revised INT FRS 12 require the Group to consolidate the employee benefit trust set up for the purpose of the Company's share-based payment arrangement under the Staff Share Ownership Scheme. Arising from the consolidation of the trust, the Company's shares held by the trust are accounted for as "treasury shares" in accordance with FRS 32 (revised 2004) (Note 2.19(c)(iv)).

The effects on the balance sheet as at 30 December 2005 and income statement for the financial year ended 30 December 2005 are set out in Note 3.4.

3. Effects on Financial Statements on the Adoption of New or Revised FRS (continued)

3.4 Summary of effects on adoption of new or revised FRS on:

(a) Consolidated Balance Sheet as at 30 December 2005

	Increase/(Decrease)		
	FRS 39 (revised 2004)	FRS 102	Total
Description of changes	**US$'000**	**US$'000**	**US$'000**
Consolidated balance sheet items as at 30 December 2005			
Treasury shares	–	1,399	1,339
Retained earnings	2,803	(14,029)	(11,226)
Share-based compensation reserve	–	15,162	15,162
Hedging reserve	(14,577)	–	(14,577)
Fair value reserve	8,238	–	8,238
Cash and cash equivalents	–	43	43
Trade and other receivables	–	1	1
Available-for-sale financial assets	8,238	–	8,238
Derivative financial instruments (Non-current Assets)	28,851	–	28,851
Other non-current assets	380	–	380
Trade and other payables	(252)	1,886	1,634
Derivative financial instruments (Current Liabilities)	14,058	–	14,058
Borrowings (Non-current Liabilities)	27,199	–	27,199

(b) Consolidated Income Statement for the financial year ended 30 December 2005

	Increase/(Decrease)		
	FRS 39 (revised 2004)	FRS 102	Total
Description of changes	**US$'000**	**US$'000**	**US$'000**
Consolidated Income Statement items for financial year ended 30 December 2005			
Administrative expenses	–	14,029	14,029
Finance expenses	2,017	–	2,017
Other operating expenses	(343)	–	(343)
Net profit for the financial year	(1,674)	(14,029)	(15,703)
Basic Earnings per ordinary share (in US cents)	(0.12)	(0.97)	(1.09)
Diluted Earnings per ordinary share (in US cents)	(0.12)	(0.97)	(1.09)

(c) Company Balance Sheet as at 30 December 2005

Description of changes	Increase/(Decrease) FRS 39 (revised 2004) US$'000	FRS 102 US$'000	Total US$'000
Balance sheet items as at 30 December 2005			
Retained earnings	2,819	(2,616)	203
Share-based compensation reserve	–	15,162	15,162
Hedging reserve	(852)	–	(852)
Fair value reserve	8,017	–	8,017
Trade and other receivables	411	–	411
Investment in subsidiaries	–	12,004	12,004
Available-for-sale financial assets	8,017	–	8,017
Derivative financial instruments (Non-current Assets)	28,851	–	28,851
Other non-current assets	380	–	380
Trade and other payables	–	(542)	(542)
Derivative financial instruments (Current Liabilities)	476	–	476
Borrowings (Non-current Liabilities)	27,199	–	27,199

4. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Estimated impairment of goodwill
The Group tests at least annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.11(a). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The carrying amount of goodwill as at 30 December 2005 was US$221.5 million (2004: US$221.5 million). Details of the estimates used to calculate the recoverable amounts are given in Note 20.

(ii) Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the capital allowances, deductibility of certain expenses, and taxability of certain income during the estimation of the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the provision for income tax and deferred income tax provisions in the period in which such determination is made. The carrying amounts of the Group's current income tax liabilities and deferred income tax liabilities as at 30 December 2005 were US$65.6 million (2004: US$30.3 million) and US$137.5 million (2004: US$168.9 million) respectively.

4. Critical Accounting Estimates and Judgements (continued)

(a) Critical accounting estimates and assumptions (continued)

(ii) Income taxes (continued)
If the final outcome (on the judgement areas) differs by 10% from management's estimates, the Group would need to:

- increase the income tax liability by US$1.1 million and the deferred income tax liability by US$0.8 million, if unfavourable; or
- decrease the income tax liability by US$1.1 million and the deferred income tax liability by US$0.8 million, if favourable.

(iii) Impairment of prepaid lease rental estimation
The Group determines the impairment loss on the prepaid lease rental of office space, in accordance with the accounting policy stated in Note 2.12. The recoverable amount of the asset has been determined based on value-in-use calculations. More details of the estimates used in the calculations are given in Note 22.

If the discount rate used in the discounted cash flow analysis had been decreased by 1% from management's estimates, the carrying amount of non-current assets would be an estimated US$0.2 million higher.

(b) Critical judgements in applying the entity's accounting policies

The following are the judgements made by management in the process of applying the Group's accounting policies that have the most significant effect on the amounts recognised in the financial statements.

(i) Provision for impairment in value of associated companies
The Group follows the guidance of FRS 36 (revised 2004) on determining whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associated companies. This determination requires significant judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee and the fair value of the properties held by the investee.

(ii) Impairment of trade receivables
The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect actual and anticipated experience.

5. Revenue and Other Gains (Net)

	Group	
	2005 US$'000	2004 US$'000
Revenue from services rendered[16]	7,271,060	6,544,756
Other miscellaneous gains (net):		
Net profit on disposal of property, plant and equipment	16,138	6,990
Net profit on disposal of subsidiaries	219	8,063
Net profit on acquisition of additional interest in a subsidiary	–	446
Net profit on disposal of associated companies	8,659	2,679
Amortisation of deferred income (Note 27)	5,416	5,411
Sublease rental income	2,840	3,648
Contingent settlement arising from sale of a subsidiary	9,974	41,424
Deferred gain	11,218	11,218
Others	8,342	9,236
	62,806	89,115
Finance and investment income:		
Dividend income	6,360	1,739
Interest income	25,295	12,799
Foreign exchange gain	68	1,603
Other finance income	–	3,028
	31,723	19,169
Revenue and other gains (net)	7,365,589	6,653,040

[16] Sublease rental income included in revenue from services rendered amounted to US$5.8 million (2004: US$23.9 million).

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 37, which presents revenue and profit information regarding business segments for the financial years ended 30 December 2005 and 31 December 2004 and certain assets and liabilities information of the business segments as at those dates.

6. Expenses by Nature

	Group	
	2005 US$'000	2004 US$'000
Depreciation of property, plant and equipment (Note 17)	242,552	231,562
Amortisation of intangible assets (Note 19)	9,142	10,821
Impairment of goodwill arising on consolidation (Note 20)	–	66,991
Net write-back of impairment in value of property, plant and equipment (Note 17)	(3,971)	(18,375)
Net write-back of impairment in value of a joint venture company	–	(1,575)
Provision for impairment of other non-current assets (Note 22)	8,256	–
Net provision for impairment of loans and non-trade debts to associated companies	3,490	790
Net write-back of impairment of loans receivable	(1,256)	(4,402)
Net (write-back of)/provision for impairment in value of other non-current investments	(380)	465
Net write-back of impairment in value of available-for-sale financial assets (Note 16)	–	(1,300)
Total depreciation, amortisation and impairment	257,833	284,977
Auditors' remuneration paid/payable to		
– auditors of the Company	912	922
– affiliates of auditors of the Company	1,492	1,458
– other auditors	106	140
– under provision in respect of prior years	42	218
Non-audit fees paid/payable to		
– auditors of the Company	211	301
– affiliates of auditors of the Company	834	1,468
– other auditors	772	676
Employee benefits (including US$0.2 million of fair value losses on foreign exchange forward contracts: cash flow hedge) (Note 8)	493,308	434,576
Fair value (gains)/losses on financial instruments:		
– bunker swaps: cash flow hedge	(33,522)	–
– foreign exchange forward contracts: cash flow hedge	6,531	–
– foreign exchange forward contracts: not qualifying as hedges	356	–
Global cargo transportation expenses	2,921,670	2,595,188
Global logistics operating expenses	964,384	882,710
Inventories		
– cost of inventories recognised as an expense (included in 'cost of sales')	684,992	473,392
Net foreign exchange loss/(gain)	3,721	(11,257)
Net provision for drydocking costs (Note 26)	2,624	1,716
Net write-back of provision for restructuring costs (Note 26)	–	(507)
Net provision for/(write-back of) provision for onerous contracts – leased premises (Note 26)	96	(279)
Net write-back of provision for onerous contracts – leased vessels	–	(13,545)
Net (write-back of)/provision for insurance, litigation and other claims (Note 26)	(279)	30,333
Rental expenses – operating leases		
– minimum lease payment	828,760	756,566
– contingent rental	16,200	16,357
Write-off of intangible assets (Note 19)	8,677	36,655
Others	294,603	192,826
Total cost of sales, administrative and other operating expenses	6,454,323	5,684,891

7. Finance Expenses

	Group	
	2005 US$'000	2004 US$'000
Interest expense:		
– Finance leases	4,880	10,973
– Bank loans	32,457	74,226
– Others	266	1,897
– Interest rate collars: cash flow hedge	2,399	–
Fair value losses/(gains) on financial instruments:		
– Interest rate collars: not qualifying as hedges	902	–
– Cross currency interest rate swap: fair value hedge	14,514	–
– Bond: fair value hedge adjustment on bond	(9,494)	–
Net foreign exchange loss:		
– Foreign exchange gain	(2,650)	–
– Cross currency interest rate swap: cash flow hedge	4,961	–
Financing fees	4,534	6,281
Amortisation of deferred charges (Note 18)	535	3,585
	53,304	96,962

8. Employee Benefits

	Group	
	2005 US$'000	2004 US$'000
Wages, salaries and bonus	434,704	406,824
Employer's contribution to defined contribution plans	24,662	22,856
Compensation expense relating to defined benefit plans (Note 32)	16,450	15,712
Share-based compensation costs		
– Equity-settled	15,162	(472)
– Cash-settled	1,659	249
Termination costs (Note 26)	16	(10,593)
Fair value losses on treasury shares held under Staff Share Ownership Scheme	443	–
Fair value losses on foreign exchange forward contracts: cash flow hedge	212	–
	493,308	434,576

Disclosures on employee benefits are found in Note 32.

9. Income Tax

(a) Income Tax Expense/(Credit)	Group 2005 US$'000	Group 2004 US$'000
Income tax expense/(credit) attributable to current financial year's results is made up of:		
Current income tax		
Singapore	4,187	8,112
Foreign	76,255	45,362
	80,442	53,474
Deferred income tax	(16,740)	(28,851)
	63,702	24,623
Under/(over) provision in respect of prior financial years:		
Current income tax	6,356	(15,373)
Deferred income tax	(7,463)	(81,795)
	62,595	(72,545)

The income tax expense for the financial year differs from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group 2005 US$'000	Group 2004 US$'000
Profit before income tax	874,121	873,814
Tax calculated at a tax rate of 20% (2004: 20%)	174,824	174,763
Effect of different tax rates in other countries	(4,899)	(13,432)
Qualifying shipping income exempt from taxation	(123,978)	(138,252)
Income not subject to tax	(9,441)	(14,009)
Expenses not deductible for tax purposes	23,933	12,091
Tax losses/temporary differences not recognised	3,319	3,465
Utilisation of previously unrecognised tax losses/temporary differences	(56)	(603)
Effect of changes in tax rates	–	600
	63,702	24,623

(b) Movements in Current Income Tax Liabilities	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Balance at beginning of financial year	30,317	56,245	13,640	10,540
Net income tax (paid)/refunded	(51,204)	(62,792)	(3,208)	2,559
Current financial year's income tax expense	80,442	53,474	804	3,729
Under/(over) provision in respect of prior financial years	6,356	(15,373)	–	(3,220)
Disposal of subsidiaries	–	(752)	–	–
Foreign currency translation	(273)	(485)	(54)	32
Balance at end of financial year	65,638	30,317	11,182	13,640

(c) Deferred Income Taxes

There has been no deferred income tax charged/(credited) to equity during the financial year.

Deferred income tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses and capital allowances of US$61.8 million and US$7.5 million (2004: US$49.7 million and US$7.6 million) respectively, to carry forward and use to offset future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses in their respective countries of incorporation. These tax losses have no expiry dates except for amounts of US$0.4 million and US$1.7 million, which will expire in 2009 and 2024 respectively (2004: US$2.7 million and US$1.9 million, which will expire in 2009 and 2024 respectively). Unutilised capital allowances do not have expiry dates.

Movements in the Group's deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Group – 2005

Deferred Income Tax Liabilities arising from	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities[17] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	213,485	10,502	8,697	22,774	255,458
(Credited)/charged to income statement	(21,380)	69	(320)	(4,195)	(25,826)
Foreign currency translation	(3)	(3)	–	(2)	(8)
Balance at end of financial year	192,102	10,568	8,377	18,577	229,624

Deferred Income Tax Assets arising from	Provisions US$'000	Unutilised tax losses and unabsorbed capital allowances US$'000	Leasing related activities[18] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(34,042)	(44,882)	(14,507)	(34,915)	(128,346)
(Credited)/charged to income statement	(8,083)	11,035	1,000	(2,329)	1,623
Disposal of subsidiaries	8	–	–	–	8
Foreign currency translation	(15)	165	–	84	234
Balance at end of financial year	(42,132)	(33,682)	(13,507)	(37,160)	(126,481)

[17] Arises when the cost of business combinations is allocated by recognising the identifiable assets acquired and liabilities assumed at their fair values, but no equivalent adjustment is made for tax purposes.

[18] Arises from deferred lease payables due to recognition of rental expense on a straight-line basis and deferred income due to sale and leaseback transactions.

9. Income Tax (continued)

(c) Deferred Income Taxes (continued)

Group – 2004

Deferred Income Tax Liabilities arising from	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities[19] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	226,738	13,675	8,757	98,966	348,136
Credited to income statement	(35,629)	(3,187)	(60)	(76,183)	(115,059)
Acquisition of a subsidiary	24,399	–	–	–	24,399
Disposal of subsidiaries	(1,930)	–	–	–	(1,930)
Foreign currency translation	(93)	14	–	(9)	(88)
Balance at end of financial year	213,485	10,502	8,697	22,774	255,458

Deferred Income Tax Assets arising from	Provisions US$'000	Unutilised tax losses US$'000	Leasing related activities[20] US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	(26,802)	(49,562)	(20,645)	(35,692)	(132,701)
(Credited)/charged to income statement	(7,362)	4,726	6,138	911	4,413
Disposal of subsidiaries	16	–	–	–	16
Foreign currency translation	106	(46)	–	(134)	(74)
Balance at end of financial year	(34,042)	(44,882)	(14,507)	(34,915)	(128,346)

[19] Arises when the cost of business combinations is allocated by recognising the identifiable assets acquired and liabilities assumed at their fair values, but no equivalent adjustment is made for tax purposes.

[20] Arises from deferred lease payables due to recognition of rental expense on a straight-line basis and deferred income due to sale and leaseback transactions.

Company – 2005

Deferred Income Tax Liabilities arising from	Unremitted foreign sourced income US$'000
Balance at beginning of financial year	10,267
Charged to income statement	46
Balance at end of financial year	10,313

Company – 2004

Deferred Income Tax Liabilities arising from	Unremitted foreign sourced income US$'000
Balance at beginning of financial year	10,727
Effect of changes in tax rates	(600)
Charged to income statement	140
Balance at end of financial year	10,267

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Deferred income tax assets	(34,366)	(41,825)	–	–
Deferred income tax liabilities	137,509	168,937	10,313	10,267

The amounts shown in the balance sheets included the following:

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Deferred income tax assets to be recovered after 12 months	(27,256)	(1,518)	–	–
Deferred income tax liabilities to be settled after 12 months	169,147	179,173	10,313	10,267

10. Earnings Per Share

	Group	
	2005	2004
Net profit after income tax attributable to equity holders (US$'000)	803,872	942,707
Weighted average number of ordinary shares in issue for basic earnings per share ('000)	1,452,344	1,439,914
Adjustment for share options ('000)	2,091	584
Adjustment for performance shares ('000)	1,203	–
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,455,638	1,440,498

Basic earnings per share is calculated by dividing the net profit after income tax attributable to equity holders by the weighted average number of ordinary shares in issue (excluding treasury shares) during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year) and the vesting of all outstanding performance shares awarded to key executives. The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration and the weighted average number of outstanding performance shares are added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net profit after income tax attributable to equity holders.

11. Cash and Cash Equivalents

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Fixed deposits	1,027,963	586,971	1.490	737
Bank and cash balances	132,983	87,556	7,609	1,860
	1,160,946	674,527	9,099	2,597

Cash and cash equivalents are denominated in the following currencies:

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
United States Dollar	1,024,746	533,220	1,706	672
Chinese Renminbi	66,561	85,752	–	–
Euro	9,744	3,939	–	–
Indian Rupee	6,836	6,585	–	–
Singapore Dollar	3,410	2,835	554	779
Thai Baht	3,371	650	2,905	95
Others	46,278	41,546	3,934	1,051
	1,160,946	674,527	9,099	2,597

Fixed deposits have an average maturity of 1 month (2004: 1 month) from the end of the financial year with the following weighted average effective interest rates:

	Group		Company	
	2005 %	2004 %	2005 %	2004 %
United States Dollar	4.2	2.2	4.2	1.9
Others	2.2	1.9	5.1	–

The exposure of cash and cash equivalents to interest rate risks and the periods in which they "reprice" are as follows:

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Variable rates				
– Less than 6 months	29,419	26,962	–	–
Fixed rates				
– Less than 6 months	998,544	560,001	1,490	737
– More than 6 months but less than 1 year	–	8	–	–
Non-interest bearing	132,983	87,556	7,609	1,860
	1,160,946	674,527	9,099	2,597

Summary of effect of acquisition and disposal of subsidiaries on the Group's cash flows	Group 2005 US$'000	2004 US$'000
Net assets acquired:		
Property, plant and equipment (Note 17)	–	85,340
Intangible assets (Note 19)	–	36,655
Current assets	–	759
Current liabilities	–	(110,842)
Non-current liabilities	–	(24,399)
Net attributable liabilities acquired	–	(12,487)
Goodwill arising on consolidation (Note 20)	–	12,487
Cost of acquisition of a subsidiary	–	*
Add: Cash of a subsidiary acquired	–	754
Net cash inflow from acquisition of a subsidiary, net of cash acquired	–	754

* Cost of acquisition was at a nominal price of S$1.

	2005 US$'000	2004 US$'000
Net assets disposed:		
Property, plant and equipment (Note 17)	–	49,307
Intangible assets (Note 19)	–	134
Other non-current assets	8	581
Current assets	1,351	18,174
Current liabilities	(499)	(8,567)
Non-current liabilities	–	(9,769)
Net attributable assets disposed	860	49,860
Less: Minority interest	–	(463)
Add: Foreign currency translation reserve	13	180
	873	49,577
Profit on disposal of subsidiaries	219	8,063
Net proceeds from disposal of subsidiaries	1,092	57,640
Less: Cash of subsidiaries disposed	(1,302)	(7,959)
Less: Cash receivable from buyer of a subsidiary	–	(2,432)
Net cash (outflow)/inflow (net of transaction costs) on disposal of subsidiaries, net of cash disposed	(210)	47,249

12. Current Assets

		Group		Company	
	Note	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
(a) Trade and Other Receivables					
Trade debtors	(i)	839,648	805,164	14	14
Other debtors and recoverables	(i)	16,539	77,964	2,007	45,879
Amounts due from subsidiaries (non-trade)	(ii)	–	–	1,587,142	597,827
Amounts due from associated companies (non-trade)	(iii)	65	207	65	123
Loans to subsidiaries	(iv)	–	–	110,440	336,551
Loans to associated companies	(v)	770	798	770	798
Loans receivable (Note 23)		777	300	638	140
Accrued interest receivables		1,923	885	1	–
		859,722	885,318	1,701,077	981,332

With the exception of accrued interest receivables, all amounts in the table above are stated net of impairment provision.

Trade and other receivables are denominated in the following currencies:

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
United States Dollar	751,994	823,381	1,594,821	844,629
Euro	25,710	17,288	–	–
Singapore Dollar	7,784	8,342	96,963	126,573
Others	74,234	36,307	9,293	10,130
	859,722	885,318	1,701,077	981,332

The above trade and other receivables are non-interest bearing except as disclosed in the respective notes.

Note:

(i) Impairment loss on trade debtors and other debtors and recoverables recognised as an expense and included in "other operating expenses" in 2005 amounted to US$7.6 million. In 2004, US$9.3 million of impairment loss was written back.

(ii) The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

(iii) The non-trade balances with associated companies are unsecured, repayable on demand and interest free.

(iv) The loans to subsidiaries are unsecured and repayable on demand. The loans bear interest at rates ranging from 3.98% to 4.32% (2004: 2.06% to 2.27%) per annum at the balance sheet date, except for loans to subsidiaries (excluding impairment provision) of US$157.0 million (2004: US$358.4 million), which are interest free.

(v) The loans to associated companies for the Group and the Company are unsecured except for loans amounting to US$2.6 million (2004: US$2.4 million). None of the loans have a repayment period of more than 12 months (2004: US$1.8 million). The loans bear interest at rates ranging from 5.29% to 9.25% (2004: 3.24% to 8.88%) per annum at balance sheet date, except for loans to associated companies (excluding impairment provision) for the Group and the Company of US$0.8 million (2004: US$2.6 million), which are interest free.

The carrying amounts of trade and other trade-related receivables are considered to approximate their fair values because most of these are (a) of negligible credit risk after impairment provision and (b) either short term in nature or repriced frequently.

The fair value of loans receivable is based on discounted cash flows using a discount rate based on the credit rating of debtors.

Included in trade and other receivables for the Group for 2004 is US$0.7 million due from fellow subsidiaries of the ultimate holding company. There were no amounts due from fellow subsidiaries of the ultimate holding company for 2005. These balances are trade in nature.

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
(b) Other Current Assets				
Other current investment	–	17	–	–
Deposits and prepaid expenses	40,978	44,102	653	597
	40,978	44,119	653	597
Market value of other current investment at end of financial year	–	19	–	–

Included in other current assets for the Group is US$0.2 million (2004: US$0.2 million) due from a fellow subsidiary of the ultimate holding company. These balances are trade in nature.

13. Investments in Subsidiaries

	Company	
	2005 US$'000	2004 US$'000
Unquoted equity shares, at cost	1,034,050	1,022,047
Provision for impairment in value	(23,806)	(90,327)
	1,010,244	931,720

As a global cargo transportation and logistics company, there are operations in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

Details of the significant subsidiaries of the Group are set out in Note 41.

14. Investments in Associated Companies

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Quoted equity shares, at cost	–	5,985	–	5,985
Unquoted equity shares, at cost	5,846	2,151	2,122	2,255
	5,846	8,136	2,122	8,240
Share of post-acquisition reserve:				
Balance at beginning of financial year	(2,998)	(8,613)	–	–
Share of post-acquisition reserve transferred from investments in joint ventures (Note 15)	1,323	–	–	–
Share of results after income tax[21]	2,150	609	–	–
Dividend received from an associated company	(1,514)	(177)	–	–
Disposal of associated companies	947	5,184	–	–
Foreign currency translation	144	(1)	–	–
Balance at end of financial year	52	(2,998)	–	–
Provision for impairment in value	–	(5,118)	(2,099)	(8,203)
	5,898	20	23	37

[21] There is no goodwill included in investments in associated companies as at 30 December 2005 (2004: US$0.2 million) as the associated company had been disposed during the year.

The summarised financial information of associated companies are as follows:

	Group	
	2005 US$'000	2004 US$'000
Revenue	111,801	23,191
Net profit/(loss) after income tax	2,388	(1,439)
Total assets	58,336	67,866
Total liabilities	70,899	67,639

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Market value of quoted equity shares at end of financial year	–	1,810	–	1,810

The market value of quoted investment in 2004 was determined by reference to the relevant stock exchange quoted bid prices.

As a global cargo transportation and logistics company, there are operations in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

There are no significant associated companies in the Group.

15. Investments in Joint Ventures

	Group	
	2005 US$'000	2004 US$'000
Unquoted equity shares, at cost	17,561	21,336
Share of post-acquisition reserve:		
Balance at beginning of financial year	(2,930)	(7,324)
Share of post-acquisition reserve transferred to investments in associated companies (Note 14)	(1,323)	–
Share of results after income tax	3,231	4,394
Foreign currency translation	46	–
	(976)	(2,930)
Balance at end of financial year	16,585	18,406

The Group's share of results of joint ventures are as follows:

	Group	
	2005 US$'000	2004 US$'000
Revenue	24,046	38,428
Cost of sales	(13,043)	(27,734)
Other expenses	(7,772)	(6,300)
Profit after income tax	3,231	4,394

The Group's share of assets and liabilities of the joint ventures comprise of:

	Group	
	2005 US$'000	2004 US$'000
Non-current assets	23,631	33,752
Current assets	29,849	51,882
Non-current liabilities	(13,619)	(18,426)
Current liabilities	(23,276)	(48,802)
Net assets	16,585	18,406

There are no significant joint ventures in the Group.

16. Available-For-Sale Financial Assets

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Balance at beginning of financial year				
– At cost	8,999	9,153	8,959	8,959
– Provision for impairment in value	(3,217)	(4,517)	(3,217)	(4,517)
	5,782	4,636	5,742	4,442
– Effect of first time adoption of FRS 39 on 1 January 2005 (Note 3.2(a)(i))	8,017	–	8,017	–
As restated after adoption of FRS 39	13,799	4,636	13,759	4,442
– Effect of early adoption of Amendments to FRS 39 (Note 3.2(a)(i))	173	–	–	–
As restated after early adoption of Amendments to FRS 39	13,972	4,636	13,759	4,442
Disposals	(170)	(154)	(170)	–
Write-back of provision for impairment in value (Note 6)	–	1,300	–	1,300
Fair value gains transferred to equity	48	–	–	–
Foreign currency translation	(2)	–	–	–
Balance at end of financial year	13,848	5,782	13,589	5,742

Long term investments as at 27 December 2003 and 31 December 2004 have been reclassified into "available-for-sale financial assets" and "other non-current assets" so as to conform to the presentation adopted in 2005. Available-for-sale financial assets are measured in accordance with the accounting policy as set out in Note 2.10 only with effect from 1 January 2005.

The market value of quoted equity shares is determined by reference to the relevant stock exchange quoted bid prices. The fair value of financial assets that are not traded in an active market is determined by using valuation techniques described in Note 2.10(e).

Available-for-sale financial assets include the following:

	Group			Company		
	2005 At fair value US$'000	2004 At fair value US$'000	2004 At carrying value US$'000	2005 At fair value US$'000	2004 At fair value US$'000	2004 At carrying Value US$'000
Quoted equity shares						
– Equity shares – United States	259	213	40	–	–	–
Unquoted equity shares:						
– Equity shares – Thailand	12,850	12,850	4,833	12,850	12,850	4,833
– Equity shares – Singapore	739	909	909	739	909	909
	13,589	13,759	5,742	13,589	13,759	5,742
	13,848	13,972	5,782	13,589	13,759	5,742

17. Property, Plant and Equipment

Group	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others[22] US$'000	Total US$'000
Cost							
At 1 January 2005	2,316,062	120,598	105,498	920,492	113,453	35,675	3,611,778
Additions	3,940	188	9,611	164,071	22,893	3,395	204,098
Disposals	(18,035)	(4,833)	(6,861)	(36,749)	(11,333)	(2,373)	(80,184)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	–	(19)	(67)	112	(26)	–
Foreign currency translation	–	(177)	(655)	(364)	(171)	101	(1,266)
At 30 December 2005	2,301,967	115,776	107,574	1,047,383	124,950	36,772	3,734,422
Accumulated depreciation							
At 1 January 2005	697,106	6,774	54,559	387,869	78,558	22,710	1,247,576
Additions (Note 6)	118,512	1,597	5,266	97,523	15,198	4,456	242,552
Disposals	(4,842)	(725)	(2,739)	(21,700)	(11,196)	(2,173)	(43,375)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	6	(12)	–	101	(95)	–
Foreign currency translation	–	359	(356)	(291)	(130)	(24)	(442)
At 30 December 2005	810,776	8,011	56,718	463,401	82,527	24,874	1,446,307
Accumulated impairment losses							
At 1 January 2005	5,193	11,912	24,278	4,426	38	237	46,084
Impairment loss written back during the financial year	–	(2,641)	(1,330)	–	–	–	(3,971)
Disposals	(5,193)	(2,254)	(2,763)	(3,537)	–	–	(13,747)
Foreign currency translation	–	–	(66)	28	2	7	(29)
At 30 December 2005	–	7,017	20,119	917	40	244	28,337
Net book value							
At 30 December 2005	1,491,191	100,748	30,737	583,065	42,383	11,654	2,259,778

[22] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

17. Property, Plant and Equipment (continued)

Group	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others[23] US$'000	Total US$'000
Cost							
At 27 December 2003	2,442,054	43,761	106,207	765,888	104,517	35,356	3,497,783
Additions	6,373	36	5,635	180,878	12,880	2,964	208,766
Disposals	–	(8,331)	(5,807)	(17,437)	(1,852)	(1,837)	(35,264)
Acquisition of a subsidiary (Note 11)	–	85,340	–	–	–	–	85,340
Disposal of subsidiaries (Note 11)	(132,368)	–	(2,359)	(9,353)	(2,303)	(642)	(147,025)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	–	118	28	88	(234)	–
Foreign currency translation	3	(208)	1,704	488	127	68	2,182
At 31 December 2004	2,316,062	120,598	105,498	920,492	113,453	35,675	3,611,778
Accumulated depreciation							
At 27 December 2003	652,103	8,300	51,567	316,536	69,185	19,818	1,117,509
Additions (Note 6)	118,826	1,241	5,640	88,012	12,832	5,011	231,562
Disposals	–	(2,695)	(2,390)	(10,837)	(2,060)	(1,573)	(19,555)
Disposal of subsidiaries (Note 11)	(73,829)	–	(928)	(6,412)	(1,775)	(496)	(83,440)
Write-offs	–	–	–	–	(4)	–	(4)
Reclassification	–	–	(40)	–	15	25	–
Foreign currency translation	6	(72)	710	570	365	(75)	1,504
At 31 December 2004	697,106	6,774	54,559	387,869	78,558	22,710	1,247,576
Accumulated impairment losses							
At 27 December 2003	43,471	2,913	29,519	4,391	36	227	80,557
Impairment loss charged during the financial year (Note 6)	–	6,176	–	–	–	–	6,176
Impairment loss written back during the financial year (Note 6)	(24,000)	–	(551)	–	–	–	(24,551)
Disposals	–	(849)	(1,629)	–	–	–	(2,478)
Disposal of subsidiaries (Note 11)	(14,278)	–	–	–	–	–	(14,278)
Reclassification	–	3,673	(3,673)	–	–	–	–
Foreign currency translation	–	(1)	612	35	2	10	658
At 31 December 2004	5,193	11,912	24,278	4,426	38	237	46,084
Net book value							
At 31 December 2004	1,613,763	101,912	26,661	528,197	34,857	12,728	2,318,118

Company	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others[23] US$'000	Total US$'000
Cost						
At 1 January 2005	50,346	377	–	1,679	8,075	60,477
Additions	–	–	1,279	1,067	244	2,590
Disposals	–	–	–	(99)	(186)	(285)
Transfer to a subsidiary	–	–	–	(3)	–	(3)
At 30 December 2005	50,346	377	1,279	2,644	8,133	62,779
Accumulated depreciation						
At 1 January 2005	1,304	198	–	962	4,639	7,103
Additions	3,081	16	114	238	864	4,313
Disposals	–	–	–	(55)	(186)	(241)
At 30 December 2005	4,385	214	114	1,145	5,317	11,175
Accumulated impairment losses						
At 1 January 2005 and 30 December 2005	–	85	–	–	–	85
Net book value						
At 30 December 2005	45,961	78	1,165	1,499	2,816	51,519

[23] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

17. Property, Plant and Equipment (continued)

Company	Vessels in operation US$'000	Freehold land and buildings US$'000	Computers and software US$'000	Others[24] US$'000	Total US$'000
Cost					
At 27 December 2003	–	4,333	1,364	7,938	13,635
Additions	–	–	469	227	696
Disposals	–	(3,956)	(136)	(90)	(4,182)
Transfer from/(to) a subsidiary	50,346	–	(18)	–	50,328
At 31 December 2004	50,346	377	1,679	8,075	60,477
Accumulated depreciation					
At 27 December 2003	–	1,809	901	3,888	6,598
Additions	1,304	132	212	832	2,480
Disposals	–	(1,743)	(151)	(81)	(1,975)
At 31 December 2004	1,304	198	962	4,639	7,103
Accumulated impairment losses					
At 27 December 2003	–	636	–	–	636
Impairment loss charged during the financial year	–	298	–	–	298
Disposals	–	(849)	–	–	(849)
At 31 December 2004	–	85	–	–	85
Net book value					
At 31 December 2004	49,042	94	717	3,436	53,289

[24] Consists of motor vehicles, office equipment, furniture, fixture and fittings.

(a) Aa at 30 December 2005, none of the vessels of the Group were under finance lease agreements. The net book value of vessels of the Group under finance lease agreements as at 31 December 2004 amounted to US$372.4 million. Net book value of other property, plant and equipment under finance lease agreements amounted to US$0.05 million (2004: US$0.9 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 29 to the financial statements.

(b) At the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans (Note 25) amounted to US$106.3 million (2004: US$148.0 million). There were no other property, plant and equipment charged by way of legal mortgages to banks for term loans as at 30 December 2005 and 31 December 2004.

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims and earnings relating to these vessels.

(c) The details of the asset impairment loss of the Group are as follows:

(i) The impairment loss written back/charged in 2005 and 2004 for freehold and leasehold land and buildings relates to the "Others" business segment (Note 37). The recoverable amount was determined at the individual property level and represents the fair value less costs to sell, determined by reference to market prices of equivalent assets.

(ii) The reversal of impairment loss of US$24.0 million in 2004 for vessels in operation, due to the improved shipping industry, relates to the "Others" business segment (Note 37). This was a result of the impairment assessment for a subsidiary -- Automar (Bermuda) Ltd group, which owns the vessels. The recoverable amount was determined based on the value-in-use method at the cash generating unit level. In determining the value-in-use, the discount rate used was 9% per annum on a pre-tax basis.

(d) The following shows the net book value of property, plant and equipment of the Group that are chartered/leased out to third parties under operating leases:

	Group	
	2005	**2004**
	US$'000	**US$'000**
Vessels		
Cost	221,711	282,157
Accumulated depreciation	(58,208)	(84,629)
Net book value	163,503	197,528
Non-Vessels		
Cost	16,789	18,573
Accumulated depreciation	(5,508)	(5,706)
Net book value	11,281	12,867

The depreciation charge for vessels chartered out under operating leases in 2005 is US$12.6 million (2004: US$14.6 million).

The depreciation charge for non-vessels leased out under operating leases in 2005 is US$0.5 million (2004: US$0.5 million).

18. Deferred Charges

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Balance at beginning of financial year	1,407	4,746	268	335
Additions during the financial year	1,015	248	–	–
Amount amortised during the financial year (Note 7)	(535)	(3,585)	(268)	(67)
Foreign currency translation	–	(2)	–	–
Balance at end of financial year	1,887	1,407	–	268

19. Intangible Assets

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Contract and lease advantages	9,408	21,608	–	–
System technology and software	51,247	.61,825	743	686
Terminal berthing rights	14,000	7,000	–	–
	74,655	90,433	743	686
Accumulated amortisation	(41,422)	(50,221)	(708)	(649)
Accumulated impairment loss	(5,741)	(5,741)	–	–
Net book value	27,492	34,471	35	37
Net book value at beginning of financial year	34,471	36,445	37	198
Amount amortised during the financial year (Note 6)	(9,142)	(10,821)	(59)	(161)
Acquisition of a subsidiary (Note 11)	–	36,655	–	–
Additions	10,947	9,291	57	–
Disposals	–	(318)	–	–
Disposal of subsidiaries (Note 11)	–	(134)	–	–
Write-offs (Note 6)	(8,677)	(36,655)	–	–
Foreign currency translation	(107)	8	–	–
Net book value at end of financial year	27,492	34,471	35	37

During the financial year, intangible assets with a net book value of US$8.7 million was written off to the income statement. This was recorded as a result of changes in the economic climate surrounding lease advantages and due to technological obsolescence related to system technology.

The net book value of intangible assets in 2004 included US$0.2 million of internally generated system technology and software. This was fully amortised in 2005.

20. Goodwill Arising on Consolidation

	Group	
	2005 US$'000	2004 US$'000
Balance at beginning of financial year	221,453	267,898
Acquisition of additional interests in subsidiaries	–	8,059
Acquisition of a subsidiary (Note 11)	–	12,487
Impairment loss charged during the financial year (Note 6)	–	(66,991)
Balance at end of financial year	221,453	221,453
Cost	292,629	292,629
Accumulated impairment loss	(71,176)	(71,176)
Net book value at end of financial year	221,453	221,453

The impairment loss charged in 2004 was made up of US$54.5 million relating to the logistics business and US$12.5 million relating to the acquisition of a subsidiary.

Impairment test for goodwill

Goodwill is allocated to the Group's CGUs identified within the business segments.

A segment-level summary of the goodwill allocation is presented below.

	Note	2005 US$'000	2004 US$'000
Liner	(i)	113,395	113,395
Logistics	(ii)	108,058	108,058
Net book value at end of financial year		221,453	221,453

(i) Liner

The recoverable amount of the liner business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period. Assumptions used in the five-year cash flow projections are based on industry forecasts.

Cash flows beyond the five-year period are extrapolated using the estimated growth rate of 5.0% per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the liner business operates.

The weighted average cost of capital ("WACC") of 8.0% per annum is used to determine the recoverable amount of the liner business. The cost of equity component of WACC is derived using the capital asset pricing model.

Management believes that any reasonably possible change in the key assumptions of which Liner's recoverable amount is based would not cause Liner's carrying amount to exceed its recoverable amount.

20. Goodwill Arising on Consolidation (continued)

(ii) Logistics

Goodwill for the logistics business was allocated to two CGUs, Global Contract Logistics ("GCL") and International Forwarding Services ("IFS") as follows:

	2005 US$'000	2004 US$'000
GCL	99,999	99,999
IFS	8,059	8,059
	108,058	108,058

The recoverable amounts of the CGUs are determined by using value-in-use calculations. These calculations use cash flow projections based on financial budgets of the relevant lines of business approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using growth rates of 4.0% per annum and 7.5% per annum for the relevant lines of business of GCL and IFS respectively. The growth rates do not exceed the long-term average growth rates for the markets in which the lines of business operate.

Key assumptions used for value-in-use calculations for the logistics business are as follows:

	2005	
	GCL %	IFS %
Revenue growth rate	5.0 to 11.0	20.0
Discount rate	6.5	9.0

The discount rate is based on the CGUs' WACC. The cost of equity component of WACC is derived using the capital asset pricing model. Revenue growth rates are based on industry projections adjusted by historical growth rates and considerations such as strategic directions and market share.

Impairment loss charged of US$54.5 million recognised in financial year ended 31 December 2004 arose due to a change in management's estimate on the contribution margin achievable by the GCL line of business, where most of the goodwill is residing. No impairment loss was recognised in financial year ended 30 December 2005.

Management believes that any reasonably possible change in the key assumptions on which recoverable amounts of the lines of business of GCL or IFS are based would not cause the respective carrying amounts of GCL or IFS to exceed the respective recoverable amounts of those units.

21. Derivative Financial Instruments

	Group		Company	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Balance at beginning of financial year				
– At cost	–	–	–	–
– Effect of adoption of FRS 39 on 1 January 2005 (Note 3.2(d))	54,244	–	39,723	–
As restated	54,244	–	39,723	–
Fair value (losses)/gains				
– Included in income statement	(16,724)	–	(19,475)	–
– Included in hedging reserve	(22,727)	–	5,178	–
– Assigned to subsidiaries	–	–	2,949	–
Balance at end of financial year	14,793	–	28,375	–

Analysed as:

Group

	Fair values	
	Assets	Liabilities
As at 30 December 2005	**US$'000**	**US$'000**
Interest-rate collars – cash flow hedges	–	(317)
Bunker swaps – cash flow hedges	–	(8,979)
Cross currency interest rate swap – fair value and cash flow hedges	28,851	–
Foreign exchange forward contracts – cash flow hedges	–	(4,762)
Total	28,851	(14,058)
Less: Current portion	–	14,058
Non-current portion	28,851	–

Company

	Fair values	
	Assets	Liabilities
As at 30 December 2005	**US$'000**	**US$'000**
Interest-rate collars – cash flow hedges	–	(317)
Cross currency interest rate swap – fair value and cash flow hedges	28,851	–
Foreign exchange forward contracts – cash flow hedges	–	(159)
Total	28,851	(476)
Less: Current portion	–	476
Non-current portion	28,851	–

For derivative financial instruments, estimated amounts of fair values are obtained from a number of reputable financial institutions.

21. **Derivative Financial Instruments** (continued)

The Group's policy is to use derivative financial instruments to hedge specific exposures.

To hedge the risks arising from fluctuations in foreign exchange rates, interest rates and bunker fuel prices, the Group enters into the following derivative financial instruments:

(i) *Cross currency interest rate swap*

When the Medium Term Note of S$540 million was issued, the Group entered into a cross currency interest rate swap to convert the S$ fixed rate liability to a US$ floating rate liability (US$297.3 million).

(ii) *Interest rate collars*

Between 1999 to 2001, the Group entered into interest rate collar contracts with a notional amount of US$1.4 billion. The floor rate ranges from 4.5% - 5.5% per annum and the cap rate is 7% per annum. The collar agreements terminate at various times between 2004 to 2006. The notional amount of interest rate collar contracts remaining as at 30 December 2005 amounts to US$100 million (2004: US$650 million).

As at 30 December 2005, the Group's interest rate collar contracts with a notional amount of US$4 million (2004: US$150 million) was not assigned to any borrowings due to early repayments of loans and were not considered in determining the effective interest rates after taking into account the effects of hedging as disclosed in Note 25(e).

(iii) *Bunker swaps*

Bunker swap contracts are agreements to change the underlying bunker exposure from floating to fixed price (or vice versa) with reference to a fixed price index, for example, PLATTS. The Group enters into bunker swap agreements with the objective of hedging a portion of its bunker purchases to reduce its risk to price volatility. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price. As at 30 December 2005, the notional amount of the outstanding bunker swap agreements is US$192.8 million (2004: US$80.6 million), with maturity dates of less than one year.

(iv) *Foreign exchange forward contracts*

Foreign exchange forward contracts are agreements to buy or sell fixed amounts of currency at agreed exchange rates to be settled in the future. The Group enters into various foreign exchange forward contracts to reduce its exposure on anticipated transactions and firm commitments, primarily for forecasted cash outflows denominated in currencies other than the Group's functional currency. Consistent with the Group's policy on covering transactional exposures, the purpose of the hedges is to eliminate the impact of movements in foreign currency exchange rates on identified transactions. These foreign exchange forward contracts generally have maturity dates of less than one year.

At 30 December 2005, the settlement dates on open forward contracts ranged between 1 to 6 months, details of which are set out below:

Contracts to deliver United States Dollar and receive:	At average rates per US$1 2005	2004	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Euro	0.7716	0.7832	53,825	104,704	–	–
Japanese Yen	–	106.62	–	91,912	–	–
Singapore Dollar	1.6349	1.6434	12,000	109,898	12,000	67,437
British Pound	0.5488	0.5557	6,195	25,913	–	–
Korean Won	–	1,119.51	–	25,011	–	–
Canadian Dollar	–	1.2163	–	19,731	–	–
Australian Dollar	–	1.3558	–	14,751	–	–
			72,020	391,920	12,000	67,437

22. Other Non-current Assets

	Note	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Loans receivable (net of impairment provision) (Note 23)		3,560	5,731	3,269	4,232
Long term deposits	(i)	10,227	11,783	240	846
Net defined benefit pension plan assets (Note 32)		5,359	7,800	–	–
Other long-term investments	(ii)	14,935	14,768	–	–
Others	(iii)	11,119	13,642	–	8,619
		45,200	53,724	3,509	13,697

(i) Long term deposits relate to deposits placed for the lease of terminals and buildings and are denominated in the following currencies:

	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
United States Dollar	494	835	–	625
Japanese Yen	4,572	5,178	–	–
Indian Rupee	1,109	1,860	–	–
Others	4,052	3,910	240	221
	10,227	11,783	240	846

22. Other Non-current Assets (continued)

(ii) Other long-term investments are not financial assets and do not fall under the categories described in FRS 39.

(iii) Included in other non-current assets (Others) for the Group is US$1.5 million (2004: US$1.7 million) due from fellow subsidiaries of the ultimate holding company. These balances are trade in nature.

Also included in other non-current assets (Others) as at 30 December 2005 is an impairment loss of US$8.3 million (Note 6) on the prepaid lease rental of office space over the next 24 years due to the decline in the market rental income receivable from sub-leasing of the office space. This relates to the "Others" business segment (Note 37). The recoverable amount was determined based on the value-in-use of the individual asset. In determining this amount, the discount rate of 7.5% per annum is used.

23. Loans Receivable

	Group		Company	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Loans receivable	5,228	8,271	4,786	6,599
Provision for impairment loss	(891)	(2,240)	(879)	(2,227)
	4,337	6,031	3,907	4,372
Amount receivable within 12 months (Note 12)	(777)	(300)	(638)	(140)
Amount receivable after 12 months (Note 22)	3,560	5,731	3,269	4,232

The loans have effective interest rates ranging from 2% to 6% (2004: 2% to 7%) per annum at balance sheet date.

Loans receivable after 12 months (net of impairment provision) are denominated in the following currencies:

	Group		Company	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
United States Dollar	3,181	5,103	3,071	3,820
Singapore Dollar	38	476	198	412
Others	341	152	–	–
	3,560	5,731	3,269	4,232

24. Current Liabilities

	Group		Company	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
(a) Trade and Other Payables				
Trade creditors	162,905	169,318	7,734	8,564
Accrued operating expenses	653,621	551,524	20,245	11,126
Accrued interest payable	5,371	7,436	108	612
Sundry creditors	49,078	29,620	4,822	3,838
Amounts due to subsidiaries (non-trade)	–	–	17,268	5,628
Amounts due to associated companies (non-trade)	–	5	–	5
Dividend payable	272	63	272	63
	871,247	757,966	50,449	29,836

Trade and other payables are denominated in the following currencies:

	Group		Company	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
United States Dollar	598,816	518,327	35,208	24,954
Euro	50,219	49,552	–	–
Singapore Dollar	31,779	23,356	12,640	2,328
Chinese Renminbi	30,904	23,151	–	–
Others	159,529	143,580	2,601	2,554
	871,247	757,966	50,449	29,836

The carrying amounts of trade and other payables are considered to approximate their fair values given that these are mostly short term in nature.

Included in trade and other payables for the Group is US$7.9 million (2004: US$8.5 million) due to fellow subsidiaries of the ultimate holding company. These balances are trade in nature.

	Group	
	2005	2004
	US$'000	US$'000
(b) Other Current Liabilities		
Unearned revenue	184,211	186,198

25. Borrowings

	Note	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
(a) Current					
Secured:					
Bank borrowings	(i)	5,585	14,296	–	–
Finance lease liabilities (Note 29)		399	24,895	–	–
		5,984	39,191	–	–
Unsecured:					
Bank borrowings	(ii)	191,093	1,069	–	–
Loans from subsidiaries	(iii)	–	–	6,763	16,605
		191,093	1,069	6,763	16,605
Total current borrowings		197,077	40,260	6,763	16,605
(b) Non-current					
Secured:					
Bank borrowings	(i)	92,959	96,299	–	–
Finance lease liabilities (Note 29)		223	259,431	–	–
		93,182	355,730	–	–
Unsecured:					
Senior Debentures due 2024	(iv)	92,605	92,136	–	–
Medium Term Note due 2008	(v)				
– Cost		297,275	297,275	297,275	297,275
– Changes in fair value of hedged risk		29,638	–	29,638	–
– Changes in fair value of call option		(2,439)	–	(2,439)	–
		324,474	297,275	324,474	297,275
		417,079	389,411	324,474	297,275
Total non-current borrowings		510,261	745,141	324,474	297,275
Total Borrowings		707,338	785,401	331,237	313,880

Note:

(i) Secured bank borrowings

The loans are secured mainly on vessels (Note 17) and repayable in instalments pursuant to their respective loan agreements.

(ii) Unsecured bank borrowings

These loan balances are repayable in instalments pursuant to their respective loan agreements.

(iii) Loans from subsidiaries

The loans from subsidiaries are unsecured, interest free and repayable on demand.

(iv) *Senior Debentures due 2024*

The Group issued 8% Senior Debentures in 1994. Coupon payments are due semi-annually. The Senior Debentures had an effective interest rate of 10.60% (2004: 10.60%) per annum. The agreement on the Senior Debentures contains, among other restrictions, a covenant that limits the Group's ability to allow liens on assets.

(v) Medium Term Note due 2008

The Company issued a 7-year Medium Term Note of S$540 million at a fixed rate of 4.09% in 2001. The purpose of the issue was to support the expansion of the Group's businesses and to refinance existing borrowings. Coupon payments are due semi-annually.

Previously, the Medium Term Note was recognised at cost. In 2005, with the adoption of FRS39 (revised 2004), the changes in fair value of the hedged interest rate and currency risk of the Medium Term Note is recognised as part of the note's liability and in the income statement. There is a call option feature, which allows the Company to redeem the note from 27 June 2006 and half-yearly thereafter. The change in fair value of the call option is recognised in the income statement.

(c) Carrying amounts and fair values information

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which the Directors expect would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and are not recognised in the financial statements.

The estimated fair values of the Group and the Company's borrowings approximate their carrying amounts as shown in the balance sheets except for certain borrowings disclosed as follows:

	Carrying amounts		**Fair values**	
	2005	**2004**	**2005**	**2004**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Senior Debentures due 2024	92,605	92,136	121,716	123,464

(d) Maturity profile of borrowings

The current borrowings are repayable within the next 12 months.

The maturity profile of non-current borrowings is as follows:

Group

As at 30 December 2005	**Secured bank loans**[25]	**Unsecured bank loans**	**Secured finance lease liabilities**[26]	**Total**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Amount repayable in:				
2007	5,891	–	125	6,016
2008	6,230	324,474	75	330,779
2009	6,552	–	14	6,566
2010	6,911	–	8	6,919
Thereafter	67,375	92,605	1	159,981
	92,959	417,079	223	510,261

[25] The loans are secured mainly on vessels.

[26] The finance lease liabilities are secured mainly on equipment and motor vehicles.

25. Borrowings (continued)

(d) Maturity profile of borrowings (continued)

Group

As at 31 December 2004

	Secured bank loans[27] US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities[28] US$'000	Total US$'000
Amount repayable in:				
2006	5,585	–	26,439	32,024
2007	5,890	–	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	–	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	96,299	389,411	259,431	745,141

[27] The loans are secured mainly on vessels.

[28] The finance lease liabilities are secured mainly on vessels.

Company

As at 30 December 2005	Unsecured bank loans US$'000
Amount repayable in:	
2007	–
2008	324,474
	324,474

As at 31 December 2004	Unsecured bank loans US$'000
Amount repayable in:	
2006	–
2007	–
2008	297,275
	297,275

(e) Effective interest rates

The effective interest rates as at the balance sheet date before taking into account the effects of hedging are as follows:

	Group		Company	
	2005	2004	2005	2004
	%	%	%	%
Secured loans	4.22 – 7.75	2.74 – 3.45	–	–
Unsecured loans	4.61 – 11.40	6.24 – 9.40	–	–
Senior Debentures due 2024	10.60	10.60	–	–
Medium Term Note due 2008	4.09	4.09	4.09	4.09
Finance lease liabilities	2.98 – 19.46[29]	3.03 – 3.24	–	–

The effective interest rates as at the balance sheet date after taking into account the effects of hedging are as follows:

	Group		Company	
	2005	2004	2005	2004
	%	%	%	%
Secured loans	4.70 – 7.75	2.74 – 6.13	–	–
Unsecured loans	4.61 – 11.40	6.24 – 9.40	–	–
Senior Debentures due 2004	10.60	10.60	–	–
Medium Term Note due 2008	5.44	5.87 – 6.35	5.44	5.87 – 6.35
Finance lease liabilities	2.98 – 19.46[29]	5.45 – 5.90	–	–

[29] These are primarily leases for various equipment used in the warehouse to service customers and cost is recovered from these customers.

The exposure of borrowings of the Group and the Company to interest rate changes and the periods in which the borrowings "reprice" or mature, whichever is earlier, are as follows:

As at 30 December 2005	2006 US$'000	2007 to 2010 US$'000	2011 and thereafter US$'000	Total US$'000
Group				
Total borrowings (before interest rate swaps)	287,792	324,725	94,821	707,338
Effect of interest rate swaps	324,474	(324,474)	–	–
Total borrowings (after interest rate swaps)	612,266	251	94,821	707,338
Company				
Total borrowings (before interest rate swaps)	6,763	324,474	–	331,237
Effect of interest rate swaps	324,474	(324,474)	–	–
Total borrowings (after interest rate swaps)	331,237	–	–	331,237

25. Borrowings (continued)

(e) Effective interest rates (continued)

As at 31 December 2004	2005 US$'000	2006 to 2009 US$'000	2010 and thereafter US$'000	Total US$'000
Group				
Total borrowings (before interest rate swaps)	395,453	297,804	92,144	785,401
Effect of interest rate swaps	297,275	(297,275)	–	–
Total borrowings (after interest rate swaps)	692,728	529	92,144	785,401
Company				
Total borrowings (before interest rate swaps)	16,605	297,275	–	313,880
Effect of interest rate swaps	297,275	(297,275)	–	–
Total borrowings (after interest rate swaps)	313,880	–	–	313,880

The Group has US$611.9 million (2004: US$692.2 million) of borrowings at variable rates and US$95.4 million (2004: US$93.2 million) at fixed rates after taking into account the effects of hedging. The Company only has variable rate borrowings after taking into account the effects of hedging.

(f) Currency risk

The carrying amount of total borrowings after taking into account the effects of hedging are denominated in the following currencies:

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
United States Dollar	704,233	784,290	331,237	303,047
Indian Rupee	2,216	–	–	–
Singapore Dollar	43	42	–	2,383
Others	846	1,069	–	8,450
	707,338	785,401	331,237	313,880

26. Provisions

		Note	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
(a)	**Current**					
	Provision for restructuring and termination costs	(i)	2,375	4,260	860	1,560
	Provision for drydocking costs	(ii)	–	1,770	–	–
	Provision for onerous contract – leased premises	(iii)	96	–	–	–
	Provision for insurance, litigation and other claims	(iv)	33,049	30,474	–	–
			35,520	36,504	860	1,560
(b)	**Non-Current**					
	Provision for drydocking costs	(ii)	691	39	–	–
	Provision for net defined benefit pension plan obligations (Note 32)		32,395	29,885	–	–
	Provision for insurance, litigation and other claims	(iv)	49,585	64,174	–	–
	Provision for obligations in associated companies	(v)	8,520	24,364	–	11,895
			91,191	118,462	–	11,895

(i)	*Movements in provision for restructuring and termination costs are as follows:*	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
	Balance at beginning of financial year	4,260	22,986	1,560	14,921
	Provision during the financial year – termination costs (Note 8)	925	2,900	–	54
	Utilised during the financial year	(1,901)	(7,626)	–	(2,264)
	Write-back of provision during the financial year				
	– restructuring costs (Note 6)	–	(507)	–	–
	– termination costs (Note 8)	(909)	(13,493)	(700)	(11,151)
	Balance at end of financial year	2,375	4,260	860	1,560

Restructuring and termination provisions mainly comprise lease termination penalties and employee termination payments. They are recognised in the financial year in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only either after an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms. Costs related to the on-going activities of the Group are not provided in advance.

The Group's restructuring and termination costs relate to certain organisational changes and the re-alignment of business functions, including costs incurred to vacate certain office space and for the elimination of certain positions. The costs related to restructuring activities were determined based on formal plans approved by management using the best available information.

In 2004, the amounts ultimately incurred during the year changed as the execution of the initiatives to integrate the business and re-align the organisation was different from the original plans. This resulted in a write-back of provision of US$14.0 million.

26. Provisions (continued)

(ii) Movements in provision for drydocking costs are as follows:	Group 2005 US$'000	2004 US$'000
Balance at beginning of financial year	1,809	2,107
Provision during the financial year (Note 6)	2,624	1,716
Utilised during the financial year	(3,742)	(563)
Disposal of subsidiaries	–	(1,451)
Balance at end of financial year	691	1,809

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at balance sheet date where there is a legal/contractual obligation to send these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

(iii) Movements in provision for onerous contract – leased premises are as follows:	Group 2005 US$'000	2004 US$'000
Balance at beginning of financial year	–	4,000
Provision during the financial year (Note 6)	96	–
Utilised during the financial year	–	(3,721)
Write-back of provision during the financial year (Note 6)	–	(279)
Balance at end of financial year	96	–

The provision was made for onerous contracts in respect of leased premises under non-cancellable leases, calculated based on the estimated net costs of exiting from the lease contracts.

(iv) Movements in provision for insurance, litigation and other claims are as follows:	Group 2005 US$'000	2004 US$'000
Balance at beginning of financial year	94,648	78,525
Provision during the financial year (Note 6)	13,094	30,911
Write-back of provision during the financial year (Note 6)	(13,373)	(578)
Utilised during the financial year	(10,863)	(14,271)
Foreign currency translation	(872)	61
Balance at end of financial year	82,634	94,648

In connection with the Group's operational activities, it may become contingently liable for claims made by its customers, employees and third parties. Other than provisions made above, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

(v) *Movements in provision for obligations in associated companies are as follows:*	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Balance at beginning of financial year	24,364	24,858	11,895	8,906
Provision during the financial year	3,837	2,376	–	2,989
Write-back of provision during the financial year	(14,615)	–	(5,222)	–
Disposal of associated companies	(4,609)	(3,044)	(6,673)	–
Foreign currency translation	(457)	174	–	–
Balance at end of financial year	8,520	24,364	–	11,895

Provision for obligations in associated companies relate to additional losses provided for to the extent that the Group has incurred obligations or made payments on behalf of the associated companies, to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

27. Deferred Income

	Group 2005 US$'000	Group 2004 US$'000
Balance at beginning of financial year	20,025	25,421
Amount deferred during the financial year	571	12
Amount amortised during the financial year (Note 5)	(5,416)	(5,411)
Foreign currency translation	–	3
Balance at end of financial year	15,180	20,025

Deferred income relates to the deferred gain on sale and leaseback of assets (refer to Note 2.14).

28. Other Non-current Liabilities

	Group 2005 US$'000	Group 2004 US$'000
Deferred lease payables	50,541	53,332
Others	16,561	17,454
	67,102	70,786

29. Finance Lease Liabilities

Finance lease liabilities relate to other property, plant and equipment acquired under finance leases (2004: vessels and other property, plant and equipment)

Group

As at 30 December 2005

Future Lease Payments	**Others[30] US$'000**
Amount repayable in one year or less	466
Amount repayable in:	
2007	297
2008	173
2009	53
2010	9
Thereafter	1
Minimum lease payments	999
Less: Future finance charges	(377)
Provided for in the financial statements	622
Representing finance lease liabilities:	
Not later than one year (Note 25)	399
Later than one year (Note 25):	
– later than one year but not later than five years	222
– later than five years	1
	223
Total finance lease liabilities	622

Group

As at 31 December 2004

Future Lease Payments	**Vessels US$'000**	**Others[30] US$'000**	**Total US$'000**
Amount repayable in one year or less	34,598	582	35,180
Amount repayable in:			
2006	38,086	349	38,435
2007	39,374	199	39,573
2008	40,653	24	40,677
2009	41,685	11	41,696
Thereafter	160,523	6	160,529
Minimum lease payments	354,919	1,171	356,090
Less: Future finance charges	(71,651)	(113)	(71,764)
Provided for in the financial statements	283,268	1,058	284,326
Representing finance lease liabilities:			
Not later than one year (Note 25)	24,373	522	24,895
Later than one year (Note 25):			
– later than one year but not later than five years	116,307	530	116,837
– later than five years	142,588	6	142,594
	258,895	536	259,431
Total finance lease liabilities	283,268	1,058	284,326

[30] Others relate mainly to equipment and motor vehicles.

These leases terminate at various dates and the lease agreements provide options to purchase at specified values. There are no significant finance lease arrangements entered into by the Group.

30. Share Capital and Treasury Shares

	Number of shares		Amount			
	Issued share capital	Treasury shares	Share capital US$'000	Share premium US$'000	Total share capital and share premium US$'000	Treasury shares US$'000
2005						
Balance at beginning of financial year	1,451,573,876	–	813,282	555,692	1,368,974	–
Proceeds from shares issued under employee equity compensation schemes	1,902,000	–	1,165	894	2,059	–
Purchase of shares by employee benefit trust	–	(913,058)	–	–	–	(1,399)
Balance at end of financial year	1,453,475,876	(913,058)	814,447	556,586	1,371,033	(1,399)
2004						
Balance at beginning of financial year	1,426,468,029	–	798,527	552,535	1,351,062	–
Proceeds from shares issued under employee equity compensation schemes	25,105,847	–	14,755	3,157	17,912	–
Balance at end of financial year	1,451,573,876	–	813,282	555,692	1,368,974	–

The total authorised number of ordinary shares is 3,000,000,000 shares (2004: 3,000,000,000 shares) with a par value of S$1 per share (2004: S$1 per share). All issued shares are fully paid.

During the financial year ended 30 December 2005, the Company issued 1,902,000 (2004: 24,655,847) ordinary shares of par value S$1.00 each, to the participants of the NOL SOP who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.14 (2004: S$1.00 to S$2.14) per share. As at 30 December 2005, there were no share options exercised for which shares have yet to be allocated (2004: 30,000 options).

During the financial year ended 31 December 2004, 450,000 ordinary shares of par value S$1.00 each were issued to the participants of the PSP. There were no performance shares vested for the financial year ended 30 December 2005.

The newly issued shares rank pari passu in all respects with the previously issued shares.

Treasury shares

The Company has set up an employee benefit trust fund whose purpose is to purchase and hold the Company's shares acquired from the Singapore Exchange for issuance of units to employees under the Staff Share Ownership Scheme. Such shares are designated as treasury shares.

31. Dividends

	Group and Company	
	2005 US$'000	2004 US$'000
Ordinary dividends paid or proposed		
Final tax exempt (one-tier) dividend of 14.69 Singapore cents per share and special tax exempt (one-tier) dividend of 21.69 Singapore cents per share paid in respect of the previous financial year (2004: 3.85 Singapore cents per share, less 20% tax)	320,956	26,318
Interim tax exempt (one-tier) dividend paid in respect of the current financial year of 8.00 Singapore cents per share (2004: 8.75 Singapore cents per share, less 20% tax)	70,516	58,545
	391,472	84,863

In view of the cash distribution of S$0.92 per ordinary share (Note 38), which is significantly higher than the Company's dividend policy, the Company will not declare a final dividend for the financial year ended 30 December 2005.

32. Employee Benefits

(a) Equity Compensation Benefits

The Group offers the following employee equity compensation plans:

(i) Employee Share Option Plan
(ii) Performance Share Plan
(iii) Replacement Rights Plan
(iv) Staff Share Ownership Scheme

(i) Employee Share Option Plan

Share options under the NOL SOP are granted to Directors and employees of the Group. These options are granted at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Details of options granted, adjusted, exercised and cancelled (due to staff resignation or expiring of options) under the NOL SOP during the financial year ended 30 December 2005 were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**
Date option granted	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01	18/10/02
Exercise period[31]						
From	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02	18/10/03
To	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00	S$1.00
Number of options outstanding as at 1 January 2005	10,500	142,000	–	70,000	78,000	277,500
During the financial year						
– Options granted[33]	–	–	–	–	–	–
– Options exercised	(500)	(112,000)	–	(70,000)	(78,000)	(257,500)
– Options cancelled	(10,000)	(30,000)	–	–	–	(20,000)
Balance as at 30 December 2005	–	–	–	–	–	–

[31] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 subsequently lapsed on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

[32] In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting ("EGM") held on 3 January 2006, and the advice of the independent financial advisor, exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise (Note 38). The effect of this modification is insignificant to the financial statements of the Group and the Company.

[33] No share options were granted in the financial year 2005.

(g)	(h)	(i)	(j)	(k)	(l)	Total
07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$2.14	S$2.14	S$2.98[32]	S$2.98[32]	
–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000
–	–	–	–	–	–	–
–	(140,000)	(250,000)	(964,000)	–	–	(1,872,000)
–	–	–	(54,000)	–	(1,507,000)	(1,621,000)
–	–	–	–	641,000	15,597,000	16,238,000

32. Employee Benefits (continued)

(a) **Equity Compensation Benefits** (continued)

(i) *Employee Share Option Plan (continued)*

Details of options granted, adjusted, exercised and cancelled (due to staff resignation, expiry of options or option holders' acceptance of the mandatory cash offer made by Lentor Investments Pte. Ltd. ("Lentor"), a subsidiary of Temasek) under the NOL SOP during the financial year ended 31 December 2004 were as follows:

Share Options	**(a)**	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**	**(g)**
Date option granted	13/04/99	01/10/99	03/05/00	19/10/00	26/03/01	19/10/01	19/10/01
Exercise period[34]							
From	13/04/00	01/10/00	03/05/01	19/10/01	26/03/02	19/10/02	19/10/02
To	12/04/04	30/09/04	14/03/05	14/03/05	14/03/05	14/03/05	14/03/05
Exercise price per option	S$1.00	S$2.05	S$1.52	S$1.37	S$1.30	S$1.00	S$1.00
Number of options outstanding as at 27 December 2003	421,157	832,500	1,625,000	6,722,000	93,000	270,000	8,075,500
During the financial year							
– Options granted	–	–	–	–	–	–	–
– Options exercised	(420,377)	(672,500)	(1,222,000)	(4,494,000)	(93,000)	(170,000)	(5,377,500)
– Options cancelled	(780)	(160,000)	(392,500)	(2,086,000)	–	(30,000)	(2,620,000)
Balance as at 31 December 2004	–	–	10,500	142,000	–	70,000	78,000

[34] Following the acquisition of more than 50% of the Company's shares on 15 September 2004 by Temasek and its subsidiaries, all previously unvested options granted prior to 15 September 2004 became vested on the same day, in accordance with the rules of the NOL SOP. In addition, such vested options unexercised within six months from 15 September 2004 would subsequently lapse on 15 March 2005. As a result, options granted on the same date with different option terms would now have the same exercise periods.

[35] As at 31 December 2004, there were 30,000 options exercised but for which shares have yet to be allotted.

[36] These include 15,419,530 options which had been cancelled due to option holders' acceptance of the mandatory cash offer made by Lentor.

(h)	(i)	(j)	(k)	(l)	(m)	(n)	Total
18/10/02	07/11/02	19/12/02	17/11/03	17/11/03	31/12/04	31/12/04	
18/10/03	07/11/03	19/12/03	15/09/04	15/09/04	31/12/05	31/12/05	
14/03/05	14/03/05	14/03/05	14/03/05	14/03/05	30/12/09	30/12/14	
S$1.00	S$1.00	S$1.00	S$2.14	S$2.14	S$2.98	S$2.98	
10,268,000	3,245,000	320,000	430,000	12,445,000	–	–	44,747,157
–	–	–	–	–	641,000	17,104,000	17,745,000
(7,314,970)	(2,570,000)	(180,000)	(30,000)	(2,107,000)	–	–	(24,651,347)[35]
(2,675,530)	(675,000)	–	(150,000)	(9,320,000)	–	–	(18,109,810)[36]
277,500	–	140,000	250,000	1,018,000	641,000	17,104,000	19,731,000

32. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) Employee Share Option Plan (continued)

Out of the outstanding options on 16,238,000 shares (2004: 19,731,000), no options (2004: 1,986,000) are exercisable as at 30 December 2005. Options exercised in 2005 resulted in 1,872,000 shares (2004: 24,651,347) being issued at a weighted average price of S$2.59 (2004: S$1.83) each.

The fair value of NOL share options granted on 31 December 2004 determined using the Trinomial valuation model on the date of grant was US$15.1 million. The significant inputs into the model were the share price of S$3.00 on the grant date, exercise prices as shown on pages 135 and 136, option lives based on the contractual lives shown on pages 135 and 136, expected share price volatility of 55.0%, expected dividend yield ranging from 3.7% to 3.9% and annual risk-free interest rates ranging from 2.1% to 2.6%. The expected share price volatility is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares from January 1998 to date of grant.

(ii) Performance Share Plan

Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the PSP, performance shares will vest after a specified number of years from the end of the performance period. Details of performance shares awarded to Executive Directors and employees are as follows:

Performance Shares	**(a)**	**(b)**	**Total**
Performance period			
From	27/12/03	01/01/05	
To	31/12/04	30/12/05[37]	
Number of shares outstanding at beginning of financial year 2005	–	–	–
During financial year 2005			
– Shares awarded	1,752,000	–	1,752,000
– Shares cancelled	(340,000)	–	(340,000)
Outstanding balance at end of financial year 2005	1,412,000[38]	–	1,412,000

[37] Performance shares for the performance period 1 January 2005 to 30 December 2005 will be awarded in 2006 after the announcement of the financial year 2005 annual results, upon review and approval by the ERCC.

[38] From the end of the performance period, one-third of the performance shares awarded will each vest on 2 January 2006, 2 January 2007 and 2 January 2008.

The fair value of NOL performance shares awarded on 24 February 2005 using the Black Scholes option pricing model on the date of award was US$3.4 million. The significant inputs into the model were the share price of S$3.62 on the date of award, nil exercise price, option lives based on the contractual lives ranging from 312 days to 1,042 days, expected share price volatility of 55.0%, expected dividend yield ranging from 6.1% to 11.8% and annual risk-free interest rates ranging from 1.6% to 2.0%. The expected share price volatility is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares from January 1998 to the date of award.

In accordance with the modified rules of the PSP approved by shareholders at the EGM held on 3 January 2006, and the advice of the independent financial advisor, additional 351,758 shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and and cash distribution exercise (Note 38). The effect of this modification is insignificant to the financial statements of the Group and the Company.

(iii) *Replacement Rights Plan*

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[39]	
From	29/12/01
To	26/12/03
Number of rights outstanding at beginning of financial year 2005	2,391,000
During financial year 2005	
– Rights cancelled	(461,500)
Outstanding balance at end of financial year 2005	1,929,500[40]

[39] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period starts from 28 December 2002 instead.

[40] From the end of the performance period, 50% of the replacement rights awarded will vest on 31 December 2005 and the remaining 50% will vest on 31 December 2006.

The fair value of NOL replacement rights determined on 30 December 2005 was US$1.4 million.

For replacement rights to be vested on 31 December 2005, the fair value was computed based on the average closing market price of NOL shares for the last three trading days immediately preceding the vesting date.

For replacement rights to be vested on 31 December 2006, the fair value was determined using the Black Scholes option pricing model. The significant inputs into the model were the share price of S$3.36 as at 30 December 2005, nil exercise price, option life based on the contractual life of 366 days, expected share price volatility of 55.0%, expected dividend yield of 28.5%, and annual risk-free interest rate of 2.6%. The expected share price volatility is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares from January 1998 to the balance sheet date.

Subsequent to the financial year ended 30 December 2005, 378,351 replacement rights were awarded to holders of outstanding awards as a result of the capital reduction and cash distribution exercise (Note 38). The effect of this modification is insignificant to the financial statements of the Group and the Company.

(iv) *Staff Share Ownership Scheme*

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon their last day of service with the Group. The Group consolidates the trust and the Company's shares held by the trust are accounted for as "treasury shares" as set out in Note 2.25.

The fair value of the shares held under the Staff Share Ownership Scheme was determined based on the closing share price of NOL shares as at 30 December 2005.

The number of treasury shares held as at 30 December 2005 is disclosed in Note 30.

32. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet.

The amounts recognised in the income statement are as follows:

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2005	**2004**	**2005**	**2004**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Current service cost	10,669	10,038	722	653
Interest cost on benefit obligation	12,868	12,480	1,706	1,512
Expected return on plan assets	(12,743)	(11,408)	–	–
Net actuarial loss recognised	1,905	1,634	453	154
Past service cost	546	325	324	324
Net benefit expense	13,245	13,069	3,205	2,643
Actual return on plan assets	(16,092)	(18,192)	–	–

The amounts recognised in the balance sheet are as follows:

Net Benefit Liability

	Defined benefit pension plans		Post-retirement benefits	
	2005	**2004**	**2005**	**2004**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Present value of funded benefits obligation	236,271	231,219	35,959	28,393
Fair value of plan assets	(177,065)	(168,045)	–	–
	59,206	63,174	35,959	28,393
Unrecognised net actuarial losses	(46,206)	(52,390)	(13,757)	(7,789)
Unrecognised past service cost	(5,366)	(6,199)	(2,800)	(3,104)
Net benefit liability	7,634	4,585	19,402	17,500
Represented by:				
Non-current asset (Note 22)	(5,359)	(7,800)	–	–
Non-current liability (Note 26)	12,993	12,385	19,402	17,500
Net benefit liability	7,634	4,585	19,402	17,500

Movements in the net benefit liability during the financial year are as follows:

Movements in Net Benefit Liability

	Defined benefit pension plans		Post-retirement benefits	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Benefit liability, beginning of the financial year	4,585	8,307	17,500	16,145
Net benefit expense recognised in the income statement as shown on the previous page	13,245	13,069	3,205	2,643
Contributions	(10,454)	(16,859)	(1,303)	(1,288)
Foreign exchange impact	258	68	–	–
Benefit liability, end of the financial year	7,634	4,585	19,402	17,500

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans are shown below:

Defined Benefit Pension Plans	**2005**	**2004**
Weighted average discount rate	5.5%	5.6%
Rate of increase in compensation levels	4.2%	4.2%
Expected long term rate of return on plan assets	7.9%	7.9%

Post-retirement Benefits	**2005**	**2004**
Weighted average discount rate	5.8%	6.0%
Rate of increase in cost of post-retirement benefits	9.0%	10.5%

The rate of increase in cost of post-retirement benefits is assumed to reduce to 5.5% by 2008 and thereafter.

33. Contingent Liabilities

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") insurance has been arranged by the Company to cover the legal liability of the Group for its shipping operations. Vessels operated by the Company are entered in P&I Clubs – the United Kingdom P&I Club or the Britannia P&I Club or the West of England P&I Club which are mutual protection and indemnity associations and members of the International Group of P&I Clubs. A member of the mutual association is subject to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed there is neither profit nor loss. A contingent liability (unsecured) exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Litigation and Claims

In connection with the Group's operational activities, it may become contingently liable for claims made by its customers, employees and third parties. Other than the provision made in the consolidated financial statements, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

33. Contingent Liabilities (continued)

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on information provided by plan administrators, the estimated share of these unfunded vested benefits attributable to operations of the Group was US$26.2 million as at 30 December 2005 (2004: US$16.6 million).

The Group ceased contributing to several multi-employer plans in November 1997. One of those plans had unfunded vested benefits; however, because the Group met certain legal requirements through transactions with the charterer of certain vessels of the Group, the Group did not incur any withdrawal liability at that time. The charter agreements with the charterer have been terminated during the year. A subsidiary has assumed ship management activities from the charterer and this company commenced contributing to the plan during the year.

Under certain agreements with the charterer, the Group's subsidiary may be required to compensate the charterer for withdrawal liability attributable to the Group's vessels, should the charterer withdraw from the plan in the future. The Group and charterer are pending response from plan administrators on the proposal to assume respective responsibility to the plan. Based on information provided by plan administrators, the charterer's total potential withdrawal liability was approximately US$30.4 million as at 30 December 2005 (2004: US$22.4 million), a portion of which was attributable to the Group's vessels.

Employment Agreements

The Group has entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than as a result of death, disability (in most cases), or justified cause, as defined. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of the respective legal entities. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$10.2 million as at 30 December 2005 (2004: US$11.3 million).

Tax Exposures

The Group may become contingently liable for assessments by the tax authorities for its operational activities. There are ongoing discussions with the tax authorities on the scope of exemption of international shipping income, in respect of which the Group received in late December 2005 a protective tax assessment for the year of assessment 1999 from the Singapore tax authority. The discussions are still on-going and based on professional advice, the Group believes that it has strong grounds to refute the tax authority's claim. Other than the provision made in the consolidated financial statements, management on the basis of the advice given believes that the Group is not liable under such assessments.

Guarantees

In addition to the above, the Group and the Company have contingent liabilities in respect of:

	Group		Company	
	2005 **US$'000**	**2004** **US$'000**	**2005** **US$'000**	**2004** **US$'000**
Guarantees for bank loans and other drawn facilities received by:				
– Subsidiaries	–	–	361,383	185,105
– Associated companies	–	18,456	–	18,456
– Others	15,583	18,075	15,583	18,075
	15,583	36,531	376,966	221,636

Excluded from the above figures are:

a) Guarantees given by subsidiaries to third parties of US$36.9 million (2004: US$27.9 million) required for their operations.

b) Estimated maximum guarantees of US$1.1 billion (2004: US$0.9 billion) provided by the Company to lessors for default payments on leasing of vessels, containers, chassis and land by subsidiaries. The guarantee amounts will reduce accordingly upon lease payments made by the subsidiaries.

c) Guarantees of US$830.0 million (2004: US$988.1 million) provided by the Company for facilities granted to subsidiaries which are unutilised as at balance sheet date.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in light of legal and other defences and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

34. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements are as follows:

	Group	
	2005 **US$'000**	**2004** **US$'000**
Capital commitments in respect of property, plant and equipment	292,607	278,449

34. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

Group

As at 30 December 2005	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[41] US$'000	Total US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in:						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	–	836,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

As at 31 December 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[41] US$'000	Total US$'000
Amount repayable in one year or less	404,712	48,346	77,520	25,240	63,758	619,576
Amount repayable in:						
2006	284,264	40,757	78,905	25,099	50,430	479,455
2007	197,397	33,003	68,523	22,533	34,931	356,387
2008	184,012	15,958	55,184	20,055	27,744	302,953
2009	173,460	7,765	50,481	6,326	23,656	261,688
Thereafter	400,714	67	854,445	889	49,095	1,305,210
	1,644,559	145,896	1,185,058	100,142	249,614	3,325,269

The aggregate minimum lease payments (excluding contingent rent) under non-cancellable operating leases are as follows:

Group

As at 30 December 2005	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[41] US$'000	Total US$'000
Amount repayable in one year or less	413,003	44,994	61,819	33,717	64,268	617,801
Amount repayable in:						
2007	348,983	37,261	52,639	31,153	49,342	519,378
2008	363,105	20,276	40,033	28,678	37,970	490,062
2009	350,495	12,115	35,768	15,002	30,864	444,244
2010	321,400	513	35,163	9,739	20,818	387,633
Thereafter	1,710,431	–	544,653	36,729	59,357	2,351,170
	3,507,417	115,159	770,075	155,018	262,619	4,810,288

As at 31 December 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others[41] US$'000	Total US$'000
Amount repayable in one year or less	404,712	48,346	62,700	25,240	63,741	604,739
Amount repayable in:						
2006	284,264	40,757	64,085	25,099	50,430	464,635
2007	197,397	33,003	53,703	22,533	34,931	341,567
2008	184,012	15,958	40,364	20,055	27,744	288,133
2009	173,460	7,765	35,661	6,326	23,656	246,868
Thereafter	400,714	67	577,810	889	49,095	1,028,575
	1,644,559	145,896	834,323	100,142	249,597	2,974,517

[41] Others relate mainly to warehouse space, warehouse equipment, office space and land.

Significant leasing arrangements entered into by the Group as a lessee:
The main operating lease arrangements for the Group are long-term non-cancellable lease agreements for vessels. These leases have different terms and terminate at various dates. Specific clauses like rental escalation, renewal rights and purchase options can be found in some of these lease agreements.

The contingent rent component for the terminal lease agreement is determined based on any rental agreement entered into by the lessor with another lessee at a rate lower than that contracted with the Group.

For purposes of the above disclosures, current annual rental payments are used to compute the contingent rent component for terminals.

34. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees (continued)

The aggregate minimum lease payments under non-cancellable operating leases are as follows:

Company

As at 30 December 2005	Others[42] US$'000
Amount repayable in one year or less	25

[42] Others relate mainly to housing rental.

There is no contingent rent component for the leases above.

The Company has no future minimum lease payments to be paid under non-cancellable operating leases as at 31 December 2004.

(c) Operating Lease Commitments – Where the Group and Company are Lessors

(i) For Leased-in Assets

The future minimum lease payments to be received under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement are as follows:

Group

As at 30 December 2005	Terminals US$'000
Amount receivable in one year or less	761
Amount receivable in:	
2007	140
2008	140
2009	46
	1,087

As at 31 December 2004	Terminals US$'000
Amount receivable in one year or less	761
Amount receivable in:	
2006	761
2007	140
2008	140
2009	46
	1,848

There is no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement for the Group for 2005 and 2004.

There are no significant operating lease arrangements for leased-in assets entered into by the Group as a lessor.

Company

The Company has no future minimum lease payments to be received under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement as at 30 December 2005 and 31 December 2004.

(ii) *For owned assets*

The future minimum lease payments to be received under non-cancellable leases relating to a lease out arrangement for owned assets are as follows:

Group

As at 30 December 2005	**Vessels US$'000**	**Others[43] US$'000**	**Total US$'000**
Amount receivable in one year or less	9,998	1,353	11,351
Amount receivable in:			
2006	–	1,156	1,156
2007	–	683	683
2008	–	546	546
2009	–	312	312
Thereafter	–	711	711
	9,998	4,761	14,759

As at 31 December 2004	**Vessels US$'000**	**Others[43] US$'000**	**Total US$'000**
Amount receivable in one year or less	28,582	904	29,486
Amount receivable in:			
2006	10,518	373	10,891
2007	–	168	168
2008	–	131	131
	39,100	1,576	40,676

[43] Others relate mainly to office space, land anc buildings.

There is no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group for 2005 and 2004.

There are no significant operating lease arrangements for owned assets entered into by the Group as a lessor.

Company

The Company has no future minimum lease payments to be received under non-cancellable leases relating to a lease out arrangement for owned assets as at 30 December 2005 and 31 December 2004.

35. Financial Risk Management

Financial Risk Factors

The Group is exposed to various market risks which include fluctuations in foreign currency exchange rates, interest rates and bunker fuel prices. The Group's risk management program seeks to minimise potential adverse effects on its financial performance. Derivative financial instruments are employed to hedge certain risk exposures but are not used for trading purposes.

(i) Currency risk

The Group's revenue is denominated primarily in United States Dollars, the measurement and reporting currency of the Company. There are some exposures through local operating costs in other currencies, the most significant of which are the Euro, Hong Kong Dollar, Chinese Renminbi, Singapore Dollar and Japanese Yen.

The Group uses foreign exchange forward contracts to hedge its future foreign exchange exposures.

(ii) Interest rate risk

The Group's interest rate exposure relates primarily to its debt obligations. The interest rate risk management program aims at optimising net interest cost and reducing interest rate volatility.

To hedge against adverse interest rate changes on the underlying debt obligations, the Group uses interest rate collars and a cross currency interest rate swap.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has implemented policies to ensure that credit sales of products and services are made to customers with an appropriate credit standing. Furthermore, the concentration of credit risk with respect to amounts receivable from customers is limited due to the large number of customers making up the debtor balance, and who are also internationally reputed.

(iv) Liquidity risk

In liquidity risk management, the Group maintains an adequate level of cash, cash equivalents and committed credit facilities to support its businesses and mitigate the effects of cash flow fluctuations.

(v) Bunker fuel price risk

The Group's earnings are affected by changes in bunker fuel prices. To manage bunker fuel price risk, the Group uses bunker swap contracts.

(vi) Counterparty risk

To manage counterparty risk associated with its currency, interest rate and bunker fuel price risk management programs, the Group selects counterparties based on their credit ratings and limits its exposure to any individual counterparty. Such counterparty exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counterparties.

36. Related Party Transactions

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group and related parties, consisting of fellow subsidiaries of the ultimate holding company or associated companies of the Group, took place during the financial year at terms agreed between the parties:

	Group	
	2005 US$'000	**2004 US$'000**
Purchases of services from fellow subsidiaries of the ultimate holding company	109,857	34,512
Services rendered to fellow subsidiaries of the ultimate holding company	(2,197)	(1,765)
Interest income received/receivable from associated companies	(1,995)	(1,536)

(b) Share Options Granted to Directors

There were no share options granted to the Directors of the Company during the financial year (2004: 1,574,000). The share options were given on the same terms and conditions as those offered to other employees of the Company except for share options granted to Non-Executive Directors, which have exercise periods of five years (Note 32). For share options granted to Non-Executive Directors from 1 January 2004 and thereafter, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 1,057,000 (2004: 2,004,000).

(c) Key Management Personnel

(i) Loans to key management personnel

Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2005 US$'000	**2004 US$'000**
Housing, car and renovation loans receivable	63	530
Less: current portion	–	(77)
Non-current portion	63	453

The current and non-current portions of housing, car and renovation loans receivable are included in current and non-current assets as loans receivable (Notes 12 and 22). The effective interest rate of the loans given to key management personnel is 4.25% (2004: 4.25% to 6.63%) per annum at balance sheet date.

36. Related Party Transactions (continued)

(c) Key Management Personnel (continued)

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, replacement rights, gratuities, allowances and benefits and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the 'Remuneration Bands for the Directors of the Company' and 'Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company' is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2005 US$'000	**2004 US$'000**
Salaries, other short-term employee benefits and Directors' fees	10,212	10,157
Post-employment benefit plans	639	446
Share-based compensation	6,104	1,076
	16,955	11,679

Included in the above is total compensation to Directors of the Company amounting to US$4.8 million (2004: US$3.8 million).

Notes:

(a) Key management personnel for 2005 and 2004 include:
- Executive Directors: David Lim Tik En (Group President & Chief Executive Officer) and Lim How Teck (Group Chief Financial Officer – retired as a Director in April 2005 and retired as an executive in June 2005).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Willie Cheng Jue Hiang, Robert Holland, Jr, Christopher Lau Loke Sam, *Lock Sai Hung (retired in April 2005), Timothy James Rhein (retired in April 2005) and* Gan Chee Yen (retired in April 2005).
- Corporate: Cindy Stoddard (Group Chief Information Officer), Jim McAdam (Senior Vice President, Supply Chain Solutions & Strategic Account Management) and Gordon Simpson (Chief Human Resources Officer – resigned in October 2005).
- Business Units: Ronald Widdows (Chief Executive Officer, APL), Brian Lutt (President, APL Logistics) and Hans Hickler (Chief Executive Officer, APL Logistics - resigned in May 2005).
- Regional Heads: David Appleton (President, Europe), Koay Peng Yen (President, Greater China) and *John Bowe (President, Americas).*

(b) Included in 2005, but not in 2004, are the remuneration for:
- Non-Executive Directors: Timothy Charles Harris (appointed in May 2005) and Peter Wagner (appointed in May 2005).
- Corporate: Cedric Foo (Group Deputy President and President, Asia/Middle East), Patricia Leung (Group Chief Financial Officer), Marjorie Wee (Group General Counsel) and Timothy Windle (Vice President & General Counsel, Americas).
- Regional Head: Kenneth Glenn (Senior Vice President, South Asia and Managing Director, India).

(c) Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.

37. Financial Information by Industry and Geographical Segments

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner – Global cargo transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Intra-Asia, Trans-Atlantic, Latin America and Asia-Europe.

2. Logistics – Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets consist primarily of property, plant and equipment, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations.

37. Financial Information by Industry and Geographical Segments (continued)

Primary Segment Reporting By Business Segments – Financial Year Ended 30 December 2005

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,940,918	1,289,832	40,310	–	7,271,060
Inter-segment sales	21,314	52	75,782	(97,148)	–
Total revenue	5,962,232	1,289,884	116,092	(97,148)	7,271,060
Segment result	821,872	56,087	(5,290)	–	872,669
Interest expense					(40,002)
Interest income					25,295
Share of results of associated companies	–	2,150	10,778	–	12,928
Share of results of joint ventures	–	380	2,851	–	3,231
Profit before income tax					874,121
Income tax expense					(62,595)
Net profit for the financial year					811,526
Segment assets	3,030,896	432,347	1,834,123	(1,567,276)	3,730,090
Associated companies	20	5,878	–	–	5,898
Joint ventures	–	7,579	9,006	–	16,585
Unallocated assets					1,062,329
Consolidated total assets					4,814,902
Segment liabilities	2,523,099	218,590	104,096	(1,567,276)	1,278,509
Unallocated liabilities					910,485
Consolidated total liabilities					2,188,994
Other segment items:					
Capital expenditures					
– property, plant and equipment	190,345	9,793	3,960	–	204,098
– intangible assets	7,683	3,207	57	–	10,947
Depreciation	221,068	8,537	12,947	–	242,552
Amortisation	1,202	2,817	242	–	4,261
Net (write-back of)/provision for impairment	(226)	–	6,139	–	5,913
Other non-cash expenses	19,583	8,867	(1,259)	–	27,191

Primary Segment Reporting By Business Segments – Financial Year Ended 31 December 2004

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,284,273	1,167,119	93,364	–	6,544,756
Inter-segment sales	20,974	128	63,590	(84,692)	–
Total revenue	5,305,247	1,167,247	156,954	(84,692)	6,544,756
Segment result	895,090	(19,648)	70,042	–	945,484
Interest expense					(87,096)
Interest income					12,799
Share of results of associated companies	–	–	(1,767)	–	(1,767)
Share of results of joint ventures	–	1,284	3,110	–	4,394
Profit before income tax					873,814
Income tax credit					72,545
Net profit for the financial year					946,359
Segment assets	3,052,857	370,703	1,083,362	(785,202)	3,721,720
Associated companies	20	–	–	–	20
Joint ventures	–	12,218	6,188	–	18,406
Unallocated assets					628,796
Consolidated total assets					4,368,942
Segment liabilities	1,506,673	385,329	83,141	(785,202)	1,189,941
Unallocated liabilities					984,655
Consolidated total liabilities					2,174,596
Other segment items:					
Capital expenditures					
– property, plant and equipment	190,402	8,541	9,823	–	208,766
– intangible assets	7,278	2,001	12	–	9,291
Depreciation	208,376	9,106	13,580	–	231,562
Amortisation	4,172	4,449	374	–	8,995
Net (write-back of)/provision for impairment	(917)	54,504	(10,993)	–	42,594
Other non-cash expenses	(8,516)	554	14,283	–	6,321

37. Financial Information by Industry and Geographical Segments (continued)

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segments of external sales are reported as follows:

Geographical Segments	*Trade Lanes*
Asia/Middle East	Intra-Asia
Europe	Asia-Europe
	Trans-Atlantic
Americas	Trans-Pacific
	Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

Secondary Segment Reporting By Geographical Segments

	Sales		Total Assets	
	2005 US$'000	**2004 US$'000**	**2005 US$'000**	**2004 US$'000**
Asia/Middle East	1,472,126	1,215,555	1,663,288	1,190,431
Europe	1,588,826	1,363,498	208,056	190,220
Americas	4,210,108	3,965,703	1,007,657	990,717
Sub total	7,271,060	6,544,756	2,879,001	2,371,368
Vessels	–	–	1,491,191	1,613,763
Containers[44]	–	–	407,576	357,209
Drydocking costs[44]	–	–	37,134	26,602
Total	7,271,060	6,544,756	4,814,902	4,368,942

	Capital Expenditure – Fixed Assets[45]		Capital Expenditure – Intangible Assets	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Asia/Middle East	17,541	14,588	7,338	7,111
Europe	978	1,076	–	9
Americas	33,938	16,467	3,609	2,171
Sub total	52,457	32,131	10,947	9,291
Vessels[46]	3,940	6,373	–	–
Containers[44]	119,301	158,538	–	–
Drydocking costs[44]	28,400	11,724	–	–
Total	204,098	208,766	10,947	9,291

[44] Containers and drydocking costs are included in the plant & machinery and operating equipment category under property, plant and equipment.

[45] The capital expenditure incurred on IT equipment and software for 2005 was US$23 million (2004: US$13 million).

[46] The breakdown of capital expenditure incurred on vessels was as follows:

	2005 US$ million	2004 US$ million
i) Containerships	4	5
ii) Tankers	–	1*
	4	6

* Relates to the acquisition of additional interests in a subsidiary prior to the sale of Neptune Associated Shipping Pte Ltd group on 16 March 2004.

38. Events Occurring After Balance Sheet Date

Capital reduction and cash distribution exercise

On 7 December 2005, the Company announced a proposed capital reduction exercise pursuant to which a cash distribution of S$0.92 was proposed to be made to shareholders for each ordinary share (at par value of S$1.00) in the capital of the Company held as at the books closure date (27 January 2006). No cancellation of shares or change in the number of shares held by shareholders was proposed to be made through the proposed capital reduction exercise.

On 3 January 2006, the Company announced that the proposed capital reduction exercise has been approved by shareholders at an EGM held on that day. Court approval for the proposed capital reduction exercise and effective date for the capital reduction exercise were announced by the Company on 11 and 27 January 2006 respectively. Pursuant to the capital reduction exercise, the Company paid a total of approximately S$1.34 billion (US$0.82 billion) in cash to shareholders on 21 February 2006.

Further, in accordance with the modified rules of the NOL SOP and PSP approved by shareholders at the EGM, and the advice of the independent financial advisor, adjustments had been made to the exercise price of the outstanding share options under the NOL SOP and the number of shares comprised in the outstanding awards granted under the PSP. Exercise price of the outstanding share options was reduced by S$0.92 to S$2.06 while additional 351,758 shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction exercise. The effect of these modifications are insignificant to the financial statements of the Group and the Company.

39. New Accounting Standards and FRS Interpretations

Certain new accounting standards and interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2006. The Group's assessment of those standards and interpretations that is relevant to the Group are set out below.

INT FRS 104 *Determining whether an Arrangement Contains a Lease*

The Group will adopt INT FRS 104 on 1 January 2006, which is the effective date of the Interpretation. Implementation of INT FRS 104 is not expected to significantly affect the financial statements of the Group for the financial year ended 30 December 2005.

40. Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Directors on 28 February 2006.

41. Listing Of Significant Subsidiaries

Details of significant subsidiaries of the Group are as follows:

Subsidiaries	Effective group equity interest 2005 %	2004 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd	100	100	Bermuda	Shipping
APL Logistics Ltd	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd+	100	100	United States of America	Ocean carrier
APL Co. Pte Ltd	100	100	Singapore	Shipping
APL Logistics Hong Kong, Limited+	100	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.++	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.++	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.+	100	100	Mexico	Logistics services
Vascor, Ltd+	50	50	United States of America	Logistics services

Notes:

All subsidiaries are audited by PricewaterhouseCoopers, Singapore except for the following:

\+ Audited by PricewaterhouseCoopers firms outside Singapore.

++ Not required to be audited, but their unaudited financial statements are reviewed as part of the Group audit.

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

Value Added Statement

For the Financial Year Ended 31 December 2005

	2005 US$'000	2004 US$'000
Revenue	7,271,060	6,544,756
Less: cost of sales and operating expenses	(5,716,831)	(5,008,274)
Value added from business unit operations	1,554,229	1,536,482
Share of results of associated companies	12,928	(1,767)
Share of results of joint ventures	3,231	4,394
Other gains (net)	94,529	108,284
Value added available for distribution	1,664,917	1,647,393
Distribution:		
To employees in employee benefits	493,308	434,576
To providers of capital on:		
(a) interest on borrowings	40,002	87,096
(b) dividends to equity holders	391,472	84,863
To government in income and freight taxes	85,183	(48,548)
Retained for reinvestment and future growth:		
(a) depreciation	242,552	231,562
(b) retained earnings	412,400	857,844
	1,664,917	1,647,393

	2005 US$	2004 US$
Value added per employee	140,464	145,735
Value added per US$ employment cost	3.38	3.79
Value added per US$ investment in property, plant and equ'pment (before depreciation)	0.45	0.46
Value added per US$ sales	0.23	0.25

	2005	2004
Additional Information:		
Average number of employees	11,853	11,304
Cost of property, plant and equipment (before depreciation) in US$'000	3,734,422	3,611,778

The Value Added Statement does not form part of the audited financial statements.

Simplified Group Financial Position

As at 30 December 2005

What We Owned	2005 US$'000	2004 US$'000
	4,814,902	4,368,942

	US$'000	%
Property, plant and equipment	2,259,778	46.9
Trade debtors	839,648	17.5
Inventories at cost	97,898	2.0
Other assets	1,617,578	33.6

What We Owed	2005 US$'000	2004 US$'000
	4,814,902	4,368,942

	US$'000	%
Share capital	814,447	16.9
Reserves	1,790,626	37.2
Borrowings	510,261	10.6
Current liabilities	1,367,751	28.4
Deferred income & other non-current liabilities	331,817	6.9

The Simplified Group Financial Position does not form part of the audited financial statements.

Five Year Group Financial Statistics

	2005 US$'000	2004 US$'000	2003 US$'000	2002 US$'000	2001 US$'000
Income					
Revenue	7,271,060	6,544,756	5,522,583	4,641,818	4,729,950
Profit/(loss) before income tax and minority interest	874,121	873,814	456,723	(317,810)	(34,835)
Profit/(loss) after income tax and minority interest	803,872	942,707	428,826	(330,156)	(56,366)
Selected Balance Sheet Data					
Current assets	2,159,544	1,673,736	1,309,093	1,049,674	1,187,751
Investments in associated companies	5,898	20	44	10,406	15,234
Investments in joint ventures	16,585	18,406	1,503	2,975	848
Available-for-sale financial assets	13,848	5,782	4,507	10,333	10,139
Property, plant and equipment	2,259,778	2,318,118	2,299,717	3,169,440	3,091,336
Deferred charges	1,887	1,407	4,746	8,271	8,626
Intangible assets	27,492	34,471	36,445	58,196	83,627
Goodwill arising on consolidation	221,453	221,453	267,898	291,853	308,695
Deferred income tax assets	34,366	41,825	41,024	32,464	10,011
Derivative financial instruments	28,851	–	–	–	–
Other non-current assets	45,200	53,724	98,760	135,565	201,872
Total Assets	**4,814,902**	**4,368,942**	**4,063,737**	**4,769,177**	**4,918,139**
Current liabilities	1,367,751	1,051,245	1,071,023	1,062,829	833,456
Borrowings	510,261	745,141	1,147,126	2,550,275	2,613,527
Deferred income	15,180	20,025	25,421	30,509	35,643
Deferred income tax liabilities	137,509	168,937	256,459	284,747	307,499
Provisions and other non-current liabilities	158,293	189,248	248,440	253,633	212,089
Total Liabilities	**2,188,994**	**2,174,596**	**2,748,469**	**4,181,993**	**4,002,214**
Net Assets	**2,625,908**	**2,194,346**	**1,315,268**	**587,184**	**915,925**
Share capital and reserves	2,605,073	2,179,665	1,304,068	556,053	885,477
Minority interest	20,835	14,681	11,200	31,131	30,448
	2,625,908	**2,194,346**	**1,315,268**	**587,184**	**915,925**

Dividends (Gross)	2005	2004	2003	2002	2001
Interim dividend (Singapore Cents per share)	8.00[51]	8.75[48]	–	–	–
Final dividend (Singapore Cents per share)	–	14.69[49]	3.85[47]	–	–
Special dividend (Singapore Cents per share)	–	21.69[50]	–	–	–
Dividend cover (times)	11	2	16	n.m.	n.m.

Selected Ratios	2005	2004	2003	2002	2001
Return on ordinary share capital and reserves					
– after extraordinary items	34%	54%	53%	-46%	-6%
Return on total assets					
– after extraordinary items	18%	22%	10%	-7%	-1%
Net tangible assets per S$1 share (in US$)	1.66	1.37	0.79	0.27	0.50
Current assets to current liabilities	158%	159%	122%	99%	143%
Share capital and reserves to total assets	54%	50%	32%	12%	18%

n.m. = not meaningful

[47] Final taxable dividend

[48] Interim taxable dividend

[49] Final tax exempt (one-tier) dividend

[50] Special tax exempt (one-tier) dividend

[51] Interim tax-exempt (one-tier) dividend

The Five Year Group Financial Statistics does not form part of the audited financial statements.

Five Year Group Financial Statistics



8
7
6
5
4
3
2
1
0

Revenue (US$ billion)

2005 7.27
2004 6.54
2003 5.52
2002 4.64
2001 4.73



1,000
800
600
400
200
0
-200
-400

Profit/(Loss) (US$ million)

	Profit/(Loss) Before Income Tax & Minority Interest	Profit/(Loss) After Income Tax & Minority Interest
2005	874.1	803.9
2004	873.8	942.7
2003	456.7	428.8
2002	(317.8)	(330.2)
2001	(34.8)	(56.4)



Total Assets (US$ million)

2005 4,815
2004 4,369
2003 4,064
2002 4,769
2001 4,918



3,000
2,500
2,000
1,500
1,000
500
0

Share Capital & Reserves (US$ million)

2005 2,605.1
2004 2,179.7
2003 1,304.1
2002 556.1
2001 885.5



6
5
4
3
2
1
0

Gross Debt to Equity Ratio (Times)

2005 0.27
2004 0.36
2003 0.96
2002 5.06
2001 3.11



10%
8%
6%
4%
2%
0%

Cost of Debt
(interest expense /average borrowings x 100%)

2005 5.4
2004 8.5
2003 5.7
2002 4.8
2001 5.2

The Five Year Group Financial Statistics does not form part of the audited financial statements.



80
70
60
50
40
30
20
10
0
-10
-20
-30
Earnings/(Losses) per Share (US¢)
2005 55.35
2004 65.47
2003 35.42
2002 (28.07)
2001 (4.79)



1.8
1.5
1.2
0.9
0.6
0.3
0
Net Tangible Assets per S$1 Share (US$)
2005 1.66
2004 1.37
2003 0.79
2002 0.27
2001 0.50



8
7
6
5
4
3
2
1
0
Price/Earnings Ratio (Times)
2005 3.7
2004 2.2
2003 2.5
2002 n.m
2001 n.m
n.m = *not meaningful due to loss*



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
NOL Share Price (S$)
Year High (closing)
Year Low (closing)
Year Average (closing)
2005 4.20 2.84 3.42
2004 3.14 1.90 2.49
2003 2.44 0.85 1.53
2002 1.29 0.60 0.95
2001 1.73 0.68 1.18



NOL Month-end Share Price (S$)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan'01 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'02 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'03 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'04 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'05 Feb Mar Apr May June July Aug Sep Oct Nov Dec

The Five Year Group Financial Statistics does not form part of the audited financial statements.

NEPTUNE ORIENT LINES LIMITED
456 ALEXANDRA ROAD NOL BUILDING #06-00 SINGAPORE 119962

COMPANY REGISTRATION NUMBER: 196800632D
TELEPHONE +65 6278 9000

Designed by Sedgwick Richardson




SEC MAIL
RECEIVED
PROCESSING
APR 24 2006
WASH., D.C.
213
SECTION

NEPTUNE ORIENT LINES LIMITED

1. **NOL'S 37TH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 19 APRIL 2006 at 11.00 A.M. AND 12.10 P.M. RESPECTIVELY**

2. **CHANGES IN NOL AUDIT COMMITTEE**

---

1. NOL'S 37TH AGM AND EGM

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board of Directors of Neptune Orient Lines Limited ("the Company" or "NOL") wishes to announce that at the 37th AGM and EGM of the Company held on 19 April 2006 at 11.00 a.m. and 12.10 p.m. respectively, all the Resolutions as set out in the Notices of AGM and EGM dated 28 March 2006, and put to the meeting, were duly passed.

The Company wishes to highlight shareholders' approval of the following items at the AGM:

Re-election of Board Members

The following Board members, who were subject to re-election, were re-elected at the AGM and remained as members of the NOL Board Committees reflected against their names:

Name of Director	Committee
Mr Cheng Wai Keung *Chairman*	Executive Committee *(Chairman)* Approval Committee *(Chairman)* Nominating Committee Executive Resource & Compensation Committee
Mr Ang Kong Hua *Vice Chairman*	Nominating Committee *(Chairman)* Executive Committee

Mr Timothy Charles Harris	Executive Resource & Compensation Committee Enterprise Risk Management Committee
Mr Peter Wagner	Audit Committee Enterprise Risk Management Committee

Mr Willie Cheng, who did not seek re-election at the AGM, retired as Director with effect from 19 April 2006 and relinquished his chairmanship of the NOL Audit Committee.

The Board of Directors would like to take the opportunity to place on record its appreciation to Mr Willie Cheng for his invaluable contribution to the NOL Group during his tenure as a Board Member and as Chairman of the NOL Audit Committee.

Appointment of New Auditors

Messrs Ernst & Young were appointed as the new Auditors of the Company for the Financial Year 2006, in place of Messrs PricewaterhouseCoopers who retired at the Company's AGM on 19 April 2006.

2. Changes in NOL Audit Committee

Pursuant to Rule 704(8) of the SGX-ST Listing Manual, the Board of Directors of NOL wishes to announce that Mr Christopher Lau Loke Sam, a current member of the NOL Audit Committee, has been appointed as Chairman of the said Committee with effect from 19 April 2006. Mr Christopher Lau, an independent director appointed to the NOL Board on 18 May 2004, is also a member of the Enterprise Risk Management Committee.

With the above appointment, the members of the NOL Audit Committee now comprise: Mr Christopher Lau (Chairman), Mr Robert Holland, Jr. and Mr Peter Wagner.

By Order of the Board

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

19 April 2006

APPENDIX

28 March 2006

This Appendix is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's Annual Report. Its purpose is to provide Shareholders with the information, and to explain the rationale, for the proposed modifications to, and renewal of, the Shareholders' Mandate to be tabled at the Annual General Meeting to be held on 19 April 2006 at 11.00 a.m. at the Lecture Theatre, 4th Storey, NOL Building, 456 Alexandra Road, Singapore 119962.

If you are in any doubts as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix.


NOL


SEC MAIL
RECEIVED
PROCESSING
APR 2 4 2006
WASH. D.C.
213
SECTION

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)

Company Registration Number: 196800632D

APPENDIX IN RELATION TO DETAILS OF THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS


RECEIVED

Independent Financial Adviser


KPMG

KPMG Corporate Finance Pte Ltd

(Company Registration Number: 198500417D)

This page has been intentionally left blank.

CONTENTS

Page

DEFINITIONS 1

THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE MANDATE FOR INTERESTED PERSON TRANSACTIONS 3

1. Introduction 3
2. The Proposed Modifications to, and Renewal of, the Mandate 3
3. The Shareholders' Mandate 4
4. Rationale for the Modifications to, and Renewal of, the Mandate 6
5. Benefits to Shareholders 6
6. Classes of Interested Persons 6
7. Scope of the Renewed Mandate and Interested Person Transactions 7
8. Review Procedures for Interested Person Transactions 8
9. Validity Period of the Renewed Mandate 11
10. Disclosures 12
11. Audit Committee's Statements 12
12. Directors' and Substantial Shareholder's Interests 12
13. Independent Financial Adviser's Opinion 13
14. Independent Directors' Recommendations 13
15. Action to be Taken by Shareholders 14
16. Abstention from Voting 14
17. Directors' Responsibility Statement 14
18. Consent 15
19. Documents for Inspection 16

ANNEXURE 1

LETTER FROM KPMG CORPORATE FINANCE PTE LTD TO THE INDEPENDENT DIRECTORS 17

1. Introduction 17
2. Terms of Reference 17
3. Modified Mandate 18
4. Conclusion 20

For the purpose of this Appendix, the following definitions apply throughout unless otherwise stated:-

"Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time.
"AGM"	:	Annual General Meeting of the Company, to be held on 19 April 2006.
"Annual Report"	:	The annual report of the Company.
"associated company"	:	A company in which at least 20% but not more than 50% of its shares are held by the listed company or group.
"Audit Committee"	:	The audit committee of the Company comprising the Independent Directors, Willie Cheng Jue Hiang (Chairman), Christopher Lau Loke Sam, Robert Holland, Jr., and Peter Wagner.
"Appendix"	:	This appendix dated 28 March 2006.
"CDP"	:	The Central Depository (Pte) Limited.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"controlling shareholder"	:	A person who:- (a) holds directly or indirectly 15% or more of all voting shares in the company; or (b) in fact exercises control over a company.
"Depositors"	:	A person being a Depository Agent or a holder of a securities account maintained with CDP but does not include a holder of a sub-account maintained with a Depository Agent.
"Depository Agent"	:	An entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others.
"Depository Register"	:	A register maintained by CDP in respect of book-entry securities.
"Directors"	:	The directors of the Company as at the date of this Appendix.
"Interested Persons"	:	Persons defined as "interested persons" in Chapter 9 of the Listing Manual and as set out in paragraph 6 of this Appendix.
"KPMG Corporate Finance" or **"IFA"**	:	KPMG Corporate Finance Pte Ltd.
"Latest Practicable Date"	:	6 March 2006, being the latest practicable date prior to the printing of this Appendix.
"Listing Manual"	:	The listing manual of the SGX-ST for the time being in force.
"Mandate"	:	The Shareholders' Mandate for the Company, its subsidiaries and associated companies which are considered to be "entities at risk" to enter into certain categories of interested person transactions as described in paragraph 7 of this Appendix.
"NOL Board"	:	The NOL Board comprising the Directors of NOL.

"NOL Exco"	:	The Executive Committee of the Company comprising Cheng Wai Keung (Chairman), Dr. Friedbert Malt, Ang Kong Hua, and David Lim Tik En (Group President & Chief Executive Officer).
"NOL Group"	:	The Company and its subsidiaries and associated companies.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shares"	:	Ordinary shares in the capital of the Company.
"Shareholders"	:	Persons who are for the time being registered as holders of the Shares (other than CDP) in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register.
"subsidiary"	:	A company in which more than 50% of its shares are held by the listed company or group.
"Temasek Holdings"	:	Temasek Holdings (Private) Limited.
"S$"** or **"$"	:	Singapore Dollars.
"US$"	:	United States Dollars.

For the purpose of this Appendix, words importing the singular shall include the plural and vice versa and words importing one gender shall include the other genders. Words importing persons include corporations. Any reference in this Appendix to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act, or any statutory modification thereof and used in this Appendix shall have the meaning assigned to it under the Act unless otherwise defined in this Appendix.

All timing referred to in this Appendix is made by reference to Singapore time.

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 On 10 November 1999, the Company secured the Mandate for Interested Person Transactions pursuant to Chapter 9A of the then SGX-ST Listing Manual. The Mandate has since been renewed at each Annual General Meeting of the Company. Pursuant to Chapter 9 of the existing Listing Manual, the Directors of the Company are proposing to seek Shareholders' approval to modify and renew the Mandate in order to enable the NOL Group to enter into the categories of transactions ("**Interested Person Transactions**" or "**IPTs**") set out in paragraph 7 below with the specified classes of NOL's Interested Persons set out in paragraph 6 below in the ordinary course of business, provided such Interested Person Transactions are made on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders.

1.2 The purpose of this Appendix, to be circulated to Shareholders together with the Company's Annual Report, is to provide Shareholders with the information and to explain the rationale for the proposed modifications to, and renewal of, the Mandate to be tabled at the AGM.

1.3 The SGX-ST takes no responsibility for the accuracy of any statements or opinions made or expressed in this Appendix.

2. The Proposed Modifications to, and Renewal of, the Mandate

2.1 Temasek Holdings is NOL's controlling shareholder, holding a direct and deemed interest of 68.31% in the Shares as at the Latest Practicable Date.

2.2 The existing Mandate enables the Company and its subsidiaries and associated companies, which are considered to be "entities at risk" (the "**EAR Group**") within the meaning of Rule 904(2) of the Listing Manual, in their ordinary course of businesses, to enter into categories of transactions with specified classes of the Company's Interested Persons, provided that such transactions are entered into on an arm's length basis and on normal commercial terms. In particular, the existing Mandate only covered specific transactions with specific identified subsidiary and associated companies of Temasek Holdings, namely, PSA Corporation Limited and its associates, SembCorp Marine Ltd and its associates and Keppel Shipyard Limited and its associates.

2.3 Temasek Holdings and its associates (the "**Temasek Group**") comprise many other companies in diverse businesses and industries and the EAR Group may from time to time transact with any of these other companies in the ordinary course of the business of the EAR Group. It would be of benefit to the EAR Group to be able to obtain competitive quotes from various companies within the Temasek Group and (provided the review procedures are complied with and the terms provided by, or obtained from, companies within the Temasek Group are on an arm's length basis and on normal commercial terms and not prejudicial to the interests of NOL and its minority Shareholders) enter into transactions with such companies within the Temasek Group.

The Directors also consider it timely for the Mandate to take into account the range of the principal activities undertaken by the EAR Group in the ordinary business of the EAR Group as described in paragraph 7.1 below, namely, the Port-related Activities, Ship-related Activities, Fuel-related Activities and other general activities which the EAR Group may undertake in the normal course of business of the EAR Group and/or which are necessary for the day to day operations of the EAR Group.

In view of the expanded scope of the modified Mandate, the review procedures have been expanded to include the internal control guidelines in relation to the EAR Group obtaining services or purchasing products and the EAR Group providing services or selling products.

2.4 Accordingly, the Directors are proposing to modify the Mandate to take into account the following:

(i) the expansion of the classes of Interested Persons with whom the EAR Group may transact, namely, companies within the Temasek Group;

(ii) the range of principal activities undertaken by the EAR Group; and

(iii) the modified review procedures for undertaking Interested Person Transactions.

The adoption of the modified Mandate will enhance the ability of companies in the EAR Group to pursue business opportunities with companies in the Temasek Group which are time-sensitive in nature or which are recurrent in nature, provided that such transactions between the EAR Group and the Temasek Group are made on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders.

2.5 Details of the Mandate, as modified, including the rationale for and the benefits to the Company, the review procedures for determining transaction prices with its Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in paragraphs 3 to 8 below. The proposed modifications are lined for Shareholders' ease of reference.

3. The Shareholders' Mandate

3.1 Chapter 9 of the Listing Manual governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. The purpose is to guard against the risk that interested persons could influence the listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders.

3.2 In accordance with Chapter 9 of the Listing Manual, the listed company is required to make an immediate announcement of, or to make an immediate announcement and seek its shareholders' approval for, an interested person transaction if the value of that transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches, or exceeds, certain materiality thresholds.

3.3 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeds:

(i) 5% of the group's latest audited consolidated NTA; or

(ii) 5% of the group's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as defined under Chapter 9 of the Listing Manual) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

However, the above does not apply to any transaction below S$100,000.

3.4 In relation to NOL, for the purposes of Chapter 9 of the Listing Manual, 5% of the latest audited consolidated NTA of the NOL Group would be approximately US$121.00 million. This is computed based on the latest audited consolidated NTA of the NOL Group for the financial year ended 30 December 2005 of approximately US$2,419.96 million.

3.5 Chapter 9 of the Listing Manual permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations, such as the purchase and sale of supplies and materials or services (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

3.6 Under the Listing Manual:

(i) an "entity at risk" means:

1) the listed company;

2) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

3) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(ii) an "interested person" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(iii) an "associate" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(iv) an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(v) an "interested person transaction" means a transaction between an entity at risk and an interested person; and

(vi) a "transaction" includes:-

1) the provision or receipt of financial assistance;

2) the acquisition, disposal or leasing of assets;

3) the provision or receipt of services;

4) the issuance or subscription of securities;

5) the granting of or being granted options; and

6) the establishment of joint ventures or joint investments;

whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

4. Rationale for the Modifications to, and Renewal of, the Mandate

4.1 The principal activities of the NOL Group are:

(i) investment holding and the ownership and charter of shipping vessels and other related assets;

(ii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(iii) participation in ventures related to the activities listed under (i) and (ii) above; and

(iv) the provision of other related and complementary services including ship management, engineering and repairs to customers.

~~The NOL Group is an active participant in businesses complementary to its cargo transportation and logistics activities. Its investment portfolio comprises shipping-related services, land-based support services, marine-related services, supply chain management activities, terminal operations, property leasing and management.~~

The NOL Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

4.2 It is envisaged that in the ordinary course of business, transactions between companies within the NOL Group and NOL's Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 below.

4.3 The Mandate is intended to facilitate transactions contemplated therein which are entered into in the ordinary course of business and which are transacted from time to time with the Interested Persons, provided that they are carried out at arms' length and on normal commercial terms and are not prejudicial to the interests of NOL Group and its minority Shareholders.

5. Benefits to Shareholders

5.1 Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into ~~the categories of transactions (“~~Interested Person Transactions~~”)~~ set out in paragraph 7 below with the ~~specified classes of NOL's interested persons (the “~~Interested Persons~~”)~~ set out in paragraph 6 below, provided such Interested Person Transactions are made on normal commercial terms.

5.2 The Mandate (as modified) and the renewal thereafter on an annual basis eliminates the need to convene separate general meetings from time to time to seek Shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expense in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the NOL Group.

6. Classes of Interested Persons

6.1 The renewed Mandate will apply to the Interested Person Transactions (as described in paragraph 7 below) which are carried out with ~~subsidiaries and associated companies of Temasek Holdings~~ the Temasek Group, namely, Temasek Holdings and its associates.

6.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

7. Scope of the Renewed Mandate and Interested Person Transactions

7.1 The types of Interested Person Transactions which are to be covered by the ~~proposed~~ Mandate (as modified and renewed) relate to transactions for the provision or obtaining of products and services in the normal course of the EAR~~NOL~~ Group's business with ~~the subsidiaries and associated companies of Temasek Holdings~~ the Temasek Group as set out below:-

(a) Port-related Activities

The products and services under this sub-category are:

(1) the obtaining of cargo and container handling services;
(2) the obtaining of docking, stevedoring, barge, tug boats and pilotage services;
(3) the obtaining of container maintenance and repair services;
(4) the obtaining of general depot, pre-trip inspections, storage services, and diesel;
(5) the obtaining of warehouse leasing services;
(6) the provision of inter-gateway and inter-terminal haulage services;
(7) the provision of container depot management services including container repair and storage; and
(8) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (7) above.

The transactions set out in sub-paragraphs (1) to (7) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (8) will be those which are necessary for the day-to-day operations of the EAR Group.

(b) Ship-related Activities

The products and services under this sub-category are:

(1) the obtaining of ship repair and maintenance services;
(2) the obtaining of ship-building services;
(3) the obtaining of marine-engineering-related services such as dry-docking and ship conversion services;
(4) the obtaining of ship leasing services;
(5) the provision of vessel chartering services;
(6) the provision of other ship-related services such as ship management, engineering, repairs, and blasting and painting of steel plates; and
(7) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (6) above.

The transactions set out in sub-paragraphs (1) to (6) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (7) will be those which are necessary for the day-to-day operations of the EAR Group.

(c) Fuel-related Activities

The products and services under this sub-category are:

(1) the obtaining or purchase of bunker fuel; and
(2) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraph (1) above.

The transactions set out in sub-paragraph (1) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (2) will be those which are necessary for the day-to-day operations of the EAR Group.

(d) Other Activities

The products and services under this sub-category are:

(1) the obtaining or the purchase of electronic and engineering equipment, security systems, material handling systems, computer systems, components and equipment, software licences and information technology services;
(2) the leasing and/or purchase of telecommunication equipment and/or system;
(3) the leasing of premises and the obtaining of property maintenance services;
(4) the obtaining of management service;
(5) the obtaining of printing and publication products and services;
(6) the obtaining of transportation and logistics services;
(7) the obtaining of travel-related services, including travel agency service;
(8) the obtaining or the purchase of oil and fuel (excluding bunker fuel) and related services;
(9) the provision of global cargo transportation services;
(10) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and
(11) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (10) above.

The transactions set out in sub-paragraphs (1) to (10) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (11) will be those which are necessary for the day-to-day operations of the EAR Group.

7.2 The renewed Mandate, ~~as modified,~~ will not cover any transactions by a company in the EAR~~NOL~~ Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

7.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.

7.~~3~~4 Transactions with ~~interested persons (including the Interested Persons)~~ Interested Persons that do not fall within the ambit of the renewed Mandate will be subject to the provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

8. Review Procedures for Interested Person Transactions

8.1 The Company has in place an internal control system to ensure that transactions with Interested Persons are made on commercial terms, supported by independent valuation where appropriate, and consistent with the EAR Group's usual policies and practices.

8.2 The internal control systems include the following guidelines:-

(i) Obtaining of services or purchases of products

(a) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining at least 2 quotations (wherever possible or available) prior to the entry into such transactions, in order to determine whether the price and the terms offered by the Interested Person are comparable to those offered by unrelated third parties for the same or substantially similar specifications and services;

(b) where there are publicly available rates for the services or goods provided by the Interested Person, the EAR Group will seek to negotiate better rates to ensure that the terms and rates provided by Interested Persons are no less favourable than the usual commercial terms provided by unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(c) in the event that such competitive quotations or publicly available rates cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable; and

(d) in evaluating the terms offered by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

(ii) Provision of services or sales of products

(a) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(b) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties; and

(c) in evaluating the terms to be offered to Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

8.3 In addition, the following review and approval procedures have been implemented:-

(1) Approval Limits For Obtaining of Services or Purchases of Products

(i) Transactions up to the equivalent of ~~below~~ US$5 million require the approval of ~~can be approved by~~ the respective line managers and finance managers with the appropriate limits of approval. ~~The Group President and Chief Executive Officer has the authority to approve transactions up to the equivalent of US$10 million.~~ Transactions above ~~between~~ the equivalent of US$5 million and up to US$10 million require the approval of both the Group President & Chief Executive Officer and the Group Chief Financial Officer ~~need the approval of the Group President and Chief Executive Officer, and in his absence, the NOL Exco~~.

(ii) ~~The NOL Exco has the authority to approve transactions up to the equivalent of US$100 million.~~ Transactions above ~~between~~ the equivalent of US$10 million and up to US$100 million ~~need~~ require the approval of the NOL Exco or, in its absence, the NOL Board.

(iii) ~~The NOL Board has the authority to approve~~ Transactions above the equivalent of US$100 million require the approval of the NOL Board.

~~(iv) Interested Person Transactions where the value is below 5% of the latest audited consolidated NTA of the NOL Group will be subject to the limits of approval in (i), (ii) above.~~

~~Any Interested Person Transaction with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.~~

The NOL Board and/or the NOL Exco and/or the Group President and & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers, if necessary.

(2) Guidelines for Provision of Products and Services

Interested Person Transactions with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers.

(3) Abstention from voting at NOL Board and/or NOL Exco meeting

Any member of the NOL Board and/or the NOL Exco, including any Executive Director who has an interest in a transaction, is required to abstain from participating in the review and approval process in relation to that transaction.

(4) Register

The Company maintains a register of Transactions carried out with Interested Persons ~~including those~~ pursuant to the Mandate (recording the basis, including the quotations obtained to support such basis, on which they are entered into).

All Interested Person Transactions entered into in the relevant financial year~~, including those~~ pursuant to the Mandate, are reviewed by the Group's internal/external auditors pursuant to their annual audit plan.

(5) Periodic Reviews

(i) The internal or external auditors shall, on a quarterly basis, carry out audit reviews on Interested Person Transactions and will report to the Audit Committee on their findings;

(ii) The internal or external auditors shall, on an annual basis, carry out audit reviews to ascertain that the established guidelines and procedures for Interested Person Transactions are appropriate and have been complied with; and

(iii) The Audit Committee shall review these internal/external audit reports on Interested Person Transactions.

~~The Audit Committee is tasked with:-~~

~~(i) carrying out quarterly reviews on all Interested Person Transactions and the internal audit reports to ascertain that the established guidelines and procedures for Interested Person Transactions have been complied with; and~~

~~(ii) reviewing from time to time whether the established guidelines and procedures for Interested Person Transactions remain appropriate or that the transactions are carried out on commercial terms, and are not prejudicial to the interests of NOL and its minority Shareholders.~~

~~8.4 The Audit Committee is tasked with conducting periodic review of all Interested Person Transactions to ensure that the prevailing rules and regulations of the Listing Manual (in particular Chapter 9 of the Listing Manual) are complied with.~~

8.~~5~~4 Further, NOL's internal/external audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Mandate.

8.~~6~~5 If, ~~during periodic reviews~~ on its review of the internal/external audit reports ~~by the Audit Committee~~, the Audit Committee is of the view that the guidelines and review procedures as stated have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR~~NOL~~ Group are conducted, NOL will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that the Interested Person Transactions will be ~~on an~~ at arm's length and on normal commercial basis.

9. Validity Period of the Renewed Mandate

The Mandate (as modified and renewed) will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by NOL in general meeting) continue in force until the next annual general meeting of NOL. Approval from Shareholders will be sought for the renewal of the Mandate at the next annual general meeting and at each subsequent annual general meeting of NOL, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

10. Disclosures

10.1 Under Chapter 9 of the Listing Manual, the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate in force during the financial year must be disclosed in the NOL Group Annual Report of that financial year.

10.2 NOL will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate for the quarterly financial periods which NOL is required to report on pursuant to the Listing Manual and within the time frame required for the announcement of such report.

11. Audit Committee's Statements

11.1 The Audit Committee has reviewed the terms of the Mandate, as proposed to be modified, and is satisfied that the review procedures for Interested Person Transactions, as well as the reviews to be made periodically by the Audit Committee (with internal/external audit assistance) in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant class of Interested Persons in accordance with the EAR Group's normal commercial terms, and are hence not prejudicial to NOL and its minority Shareholders.

11.2 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the established guidelines and procedures are not sufficient to ensure that the Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders, NOL will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

12. Directors' and Substantial Shareholder's Interests

(a) Directors' Interests

As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				Number of Shares comprised in outstanding Options/Awards
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	
Cheng Wai Keung	250,000	0.017	–	–	129,000
Dr. Friedbert Malt	40,000	0.003	–	–	64,000
Ang Kong Hua	40,000	0.003	–	–	64,000
David Lim Tik En	242,333	0.017	–	–	764,667
Yasumasa Mizushima	–	–	–	–	48,000
James Connal Scotland Rankin	60,000	0.004	–	–	48,000
Willie Cheng Jue Hiang	30,000	0.002	5,000[1]	nm[2]	48,000
Robert Holland, Jr.	27,000	0.002	–	–	48,000
Christopher Lau Loke Sam	–	–	–	–	48,000
Timothy Charles Harris	–	–	–	–	–
Peter Wagner	–	–	–	–	–

Notes:

(1) Willie Cheng Jue Hiang is deemed to be interested in the 5,000 Shares held by his spouse.

(2) "nm" means not meaningful.

(b) Substantial Shareholder's Interests

As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
Substantial Shareholder	**Direct Interest**	**%**	**Deemed Interest**	**%**	**Total Number of Shares**	**%**
Temasek Holdings	383,465,362	26.34	611,068,970 [1]	41.97	994,534,332	68.31

Note:

[1] Temasek Holdings is deemed to be interested in the 611,068,970 Shares held by its associated companies and subsidiaries.

13. Independent Financial Adviser's Opinion

Pursuant to Chapter 9 of the Listing Manual, KPMG Corporate Finance Pte Ltd ("**KPMG Corporate Finance**") has been appointed as the independent financial adviser ("**IFA**") to the Independent Directors to opine as to whether the methods and procedures for determining the transaction prices of the IPTs are sufficient to ensure that the IPTs will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

Based on the current analysis undertaken and subject to the qualifications and assumptions made in their letter to the Independent Directors dated 28 March 2006, KPMG Corporate Finance is of the opinion that the methods and procedures for determining transaction prices of the IPTs as set out in paragraph 8 of this Appendix, if applied strictly, are sufficient to ensure that the IPTs will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders. A copy of their letter to the Independent Directors dated 28 March 2006 is reproduced in Annexure 1 to this Appendix.

14. Independent Directors' Recommendations

The Directors who are considered independent for the purposes of the proposed modifications to, and renewal of, the Mandate are Dr. Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Willie Cheng Jue Hiang, Robert Holland, Jr., Christopher Lau Loke Sam, Timothy Charles Harris and Peter Wagner (the "**Independent Directors**").

The Independent Directors are of the view that the entry into the Interested Person Transactions (as described in paragraph 7 of this Appendix) with the Interested Persons (as described in paragraph 6 of this Appendix) in the ordinary course of its business is in the best interests of the Company.

The Independent Directors are of the opinion that the methods or procedures for determining the transaction prices are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders. For the reasons as set out in paragraphs 4, 5 and 7.3 of this Appendix, the Independent Directors recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed modifications to, and renewal of, the Mandate at the AGM.

The Independent Directors, in rendering their recommendation, and the IFA, in rendering its opinion, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder.

As different Shareholders have different investment objectives, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares should consult his stockbroker, bank manager, solicitor, accountant or other professional advisers.

15. Action to be Taken by Shareholders

If a Shareholder is unable to attend the AGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the Proxy Form in accordance with the instructions printed thereon, so as to reach the Company Secretary not later than 11 a.m. on 17 April 2006. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the AGM if he so wishes.

16. Abstention from Voting

16.1 Temasek Holdings and its associates will abstain from voting their Shares (if any) in respect of the Ordinary Resolution relating to the proposed modifications to, and renewal of, the Mandate at the AGM.

16.2 Mr. Cheng Wai Keung, who holds an advisory position in Temasek Holdings, will abstain from voting his Shares (if any) in respect of the Ordinary Resolution relating to the proposed modifications to, and renewal of, the Mandate at the AGM. He will also decline to accept appointment as proxy for any Shareholder to vote in respect of such Ordinary Resolution, unless the Shareholder concerned shall have given instructions in the Proxy Form as to the manner in which his votes are to be cast in respect of such Ordinary Resolution.

17. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix (excluding those expressed by KPMG Corporate Finance in their letter to the Independent Directors dated 28 March 2006) are fair and accurate and that there are no material facts the omission of which would make any statement in this Appendix misleading. In respect of KPMG Corporate Finance's letter to the Independent Directors dated 28 March 2006, the sole responsibility of the Directors has been to ensure that the facts stated with respect to the NOL Group are fair and accurate in all material respects.

18. Consent

KPMG Corporate Finance has given and has not withdrawn its written consent to the issue of this Appendix with the inclusion of its name, its letter to the Independent Directors dated 28 March 2006 and all references thereto, in the form and context in which they appear in this Appendix.

19. Documents for Inspection

Copies of the following documents may be inspected at the registered office at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 during normal business hours from the date of this Appendix to the date of the AGM:

(i) the letter from KPMG Corporate Finance to the Independent Directors dated 28 March 2006; and

(ii) the letter of consent from KPMG Corporate Finance referred to in paragraph 18 above.

LETTER FROM KPMG CORPORATE FINANCE PTE LTD

TO THE INDEPENDENT DIRECTORS

The Independent Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

28 March 2006

Dear Sirs

The Proposed Modifications to, and Renewal of, the Mandate for Interested Person Transactions

1. Introduction

Neptune Orient Lines Limited ("**NOL**" or the "**Company**") is proposing to modify the shareholders' mandate (the "**Mandate**") to enable the entering into of certain categories of transactions ("**Interested Person Transactions**") with specified classes of the Company's interested persons ("**Interested Persons**"), as set out in paragraphs 7 and 6 respectively of the appendix to the AGM Notice to the Shareholders dated 28 March 2006 (the "**Appendix**").

This letter has been prepared for the use of the Directors who are deemed independent for the purposes of the Mandate (the "**Independent Directors**") for the purposes of their consideration of the proposed modifications to, and renewal of, the Mandate ("**Modified Mandate**"). Unless otherwise defined, all terms in the Appendix have the same meaning in this letter.

2. Terms of Reference

The objective of this letter is to provide an independent opinion on whether the methods and procedures set out in the Modified Mandate for determining the prices of Interested Person Transactions are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

KPMG Corporate Finance's views as set forth in this letter are based on prevailing market and economic conditions, and our analysis of the information provided in the Appendix, as well as information provided to us by the Company, as of 28 March 2006. Accordingly, this opinion does not take into account any events or conditions which occurred after this date.

It is not within our terms of reference to evaluate or comment on the merits and/or associated risk, whether commercial, financial or otherwise of any Interested Person Transactions entered into or about to be entered into, and as such, we do not express an opinion thereon. Such evaluations or comments are and remain the sole responsibility of the Directors although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our opinion.

In the course of our evaluation of the methods or procedures adopted for determining transaction prices in connection with the Modified Mandate, we have held discussions with certain senior managers of the Company ("**Senior Management**"). We have also relied on the information contained in the Appendix. We have not independently verified such information furnished by the Senior Management or any representation or assurance made by them, whether written or verbal, and accordingly cannot and do not warrant or accept responsibility for the accuracy or completeness of such information, representation or assurance. Nevertheless, the Senior Management has confirmed to us that, to the best of their knowledge and belief, the information

provided to us (whether written or verbal) as well as the information contained in the Appendix constitutes a full and true disclosure, in all material respects, of all material facts relating to the Modified Mandate and there is no material information the omission of which would make any of the information contained herein or in the Appendix inaccurate, incomplete or misleading in any material respect.

We have also made reasonable enquiries and used our judgement in assessing such information and have found no reason to doubt the reliability of such information. We have further assumed that all statements of fact, belief, opinion and intention made by the Independent Directors in the Appendix have been reasonably made after due and careful enquiry. We have not conducted a comprehensive review of the business, operations or financial condition of the Company or the transactions described in paragraph 7 of the Appendix.

Our opinion is delivered solely for the use and benefit of the Independent Directors for their deliberation on the Modified Mandate, and the recommendations made by the Independent Directors shall remain the responsibility of the Independent Directors. Our opinion should not be relied on as a recommendation to any Shareholder as to how such Shareholder should vote on the Modified Mandate or any matter related thereto. Each Shareholder may have different investment objectives and considerations and should seek professional advice.

We are not required to conduct and have not conducted any review of the historical or current Interested Person Transactions carried out by the EAR Group. Accordingly, we do not express any opinion on whether such Interested Person Transactions were or are in compliance with the review procedures set out under the Modified Mandate. The implementation of such review procedures is the responsibility of the Directors.

We are not required or authorised to obtain, and we have not obtained, any quotations or transaction prices from third parties for products or services similar to those which are to be covered by the Modified Mandate, and therefore are not able to, and did not, compare the Interested Person Transactions with similar transactions with third parties.

The Directors have collectively and individually accepted responsibility for the accuracy of the information contained in the Appendix, and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated in the Appendix are fair and accurate as at the date of the Appendix and there are no material facts the omission of which would make any statement in the Appendix misleading.

Our opinion in relation to the Modified Mandate should be considered in the context of the entirety of this letter and the Appendix.

3. Modified Mandate

(a) Background

It is envisaged that, in the ordinary course of business of the Company and its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together the "**EAR Group**"), transactions between the EAR Group and its Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 of the Appendix.

Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into Interested Person Transactions (as set out in paragraph 7 of the Appendix) with the Interested Persons (as set out in paragraph 6 of the Appendix), provided such Interested Person Transactions are made on normal commercial terms and are not prejudicial to the interests of NOL and its minority Shareholders.

The Modified Mandate does not cover any Interested Person Transactions which has a value of less than S$100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual do not apply to such transactions.

(b) Interested Person Transactions

Salient information on the Interested Person Transactions including:

(i) the rationale for the Modified Mandate;
(ii) the scope of the Modified Mandate;
(iii) the benefit to the Company of the Modified Mandate;
(iv) the classes of Interested Persons;
(v) the categories of Interested Person Transactions; and
(vi) the review procedures for Interested Person Transactions

is set out in paragraphs 2 to 8 of the Appendix.

(c) Validity Period of the Modified Mandate

If approved by Shareholders at the AGM, the Modified Mandate will take effect from the passing of the Ordinary Resolution relating thereto at the AGM, and will (unless revoked or varied by the Company in general meeting) continue in force until the next AGM of the Company. Approval from Shareholders will be sought for the renewal of the Modified Mandate at the next AGM and at each subsequent AGM of the Company, subject to satisfactory review by the Company's Audit Committee of its continued application to transactions with Interested Persons.

(d) Disclosure

In accordance with the requirements of Chapter 9 of the Listing Manual, disclosure is required to be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the Modified Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the Modified Mandate continues in force. The Company will also announce the aggregate value of transactions conducted pursuant to the Modified Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

(e) Other Transactions with Interested Persons

The Independent Directors should note that any transaction between any company within the EAR Group and the Interested Persons which does not fall within the ambit of the Modified Mandate (as set out in paragraphs 3 to 8 of the Appendix and in respect of which approval is sought from the Shareholders at the AGM) shall be subject to the relevant provisions of Chapter 9 of the Listing Manual and/ or other applicable provisions of the Listing Manual.

Such transactions will, unless specifically excluded from the ambit of Chapter 9 of the Listing Manual, require an immediate announcement where:-

(i) the transaction is of a value equal to, or more than, 3% of the group's latest audited consolidated net tangible assets; or

(ii) the aggregate value of all transactions entered into with the same Interested Person during the same financial year amounts to 3% or more of the group's latest audited consolidated net tangible assets.

Shareholders' approval (in addition to an immediate announcement) is required where:-

(i) the transaction is of a value equal to, or more than, 5% of the group's latest audited consolidated net tangible assets; or

(ii) the transaction, when aggregated with other transactions entered into with the same Interested Person during the same financial year, is of a value equal to, or more than, 5% of the group's latest audited consolidated net tangible assets.

4. Conclusion

In arriving at our opinion on whether the methods and procedures for determining transaction prices of Interested Person Transactions as set out in paragraph 8 of the Appendix are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/ or the minority Shareholders, we have considered the following:-

(i) the rationale for and the benefit to the Company of the Modified Mandate;

(ii) the classes of Interested Persons and the categories of Interested Person Transactions covered by the Modified Mandate; and

(iii) the review procedures for Interested Person Transactions.

Based on the analysis undertaken and subject to the qualifications and assumptions made herein, KPMG Corporate Finance is of the opinion that the methods and procedures for determining the transaction prices of the Interested Person Transactions as set out in paragraph 8 of the Appendix, if applied strictly, are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and/or the minority Shareholders.

We have prepared this letter solely for the use of the Independent Directors of the Company in connection with and for the purposes of their consideration of the Modified Mandate. No other person may reproduce, disseminate or quote this letter (or any part thereof) for any other purpose at any time and in any manner except with KPMG Corporate Finance's prior written consent in each specific case.

Yours faithfully
For and on behalf of
KPMG Corporate Finance Pte Ltd

Satyanarayan R
Director

Vishal Sharma
Director



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D


SEC MAIL
RECEIVED
PROCESSING
APR 24 2006
WASH. D.C.
213
SECTION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 37th Annual General Meeting of the Company will be held on Wednesday, 19 April 2006 at 11.00 a.m. at the Lecture Theatre, 4th Storey, NOL Building, 456 Alexandra Road, Singapore 119962, to transact the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the year ended 30 December 2005 and the Auditors' Report thereon. — Resolution 1

2. To approve payments to Non-Executive Directors of S$845,591 (FY2004: S$913,768). — Resolution 2

3. To re-elect the following Directors pursuant to:

Article 99 of the Company's Articles of Association:
(Directors due to retire by rotation and are eligible for re-election.)

(a) Mr Cheng Wai Keung [See Explanatory Note (i)] — Resolution 3

(b) Mr Ang Kong Hua [See Explanatory Note (i)] — Resolution 4

Mr Willie Cheng is also due to retire by rotation under Article 99 at the 37th Annual General Meeting but is not seeking re-election thereat.

Article 102 of the Company's Articles of Association:
(Directors appointed to fill casual vacancy and/or were added to the Board after the 36th Annual General Meeting, who hold office until the 37th Annual General Meeting, and are eligible for re-election.)

(c) Mr Timothy Charles Harris [See Explanatory Note (i)] — Resolution 5

(d) Mr Peter Wagner [See Explanatory Note (i)] — Resolution 6

4. To appoint Messrs Ernst & Young as the new Auditors and to authorise the Directors to fix their remuneration. [See Explanatory Note (ii)] — Resolution 7

Special Business

Ordinary Resolutions

5.1. Renewal of Mandate for Directors to allot and issue shares subject to Limits

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier." [See Explanatory Note (iii)]

Resolution 8

NOTES:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)

Company Registration Number: 196800632D

PROXY FORM

I/We*____ (Name)

of ____ (Address)

being a member/members of Neptune Orient Lines Limited (the "**Company**") hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/ Passport No.	Proportion of Shareholding (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the 37th Annual General Meeting of the Company to be held on 19 April 2006 at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 at 11.00 a.m. and at any adjournment thereof.

**Delete as appropriate*

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Resolution Number	Subject	For	Against
1	To adopt the Directors' Report and Accounts for the year ended 30 December 2005 and the Auditors' Report thereon.		
2	To approve payments to Non-Executive Directors of S$845,591.		
3	To re-elect Mr Cheng Wai Keung as Director.		
4	To re-elect Mr Ang Kong Hua as Director.		
5	To re-elect Mr Timothy Charles Harris as Director.		
6	To re-elect Mr Peter Wagner as Director.		
7	To appoint Messrs Ernst & Young as the new Auditors and to authorise the Directors to fix their remuneration.		
8	To renew the Mandate for Directors to Allot and Issue Shares subject to Limits.		
9	To renew the Mandate for Interested Person Transactions.		

Dated this day of 2006

Total Number of Shares held

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF



5.2. Renewal of Mandate for Interested Person Transactions

"That for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies that are entities at risk (as defined in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in paragraph 7 of the Appendix to the 2005 Annual Report of the Company, with any party who is of the class of Interested Persons described in paragraph 6 therein, provided that such transactions are made on an arm's length basis and on normal commercial terms;

(b) such approval (the "**Mandate**") shall, unless revoked or varied by the Company in General Meeting, remain in force until the next Annual General Meeting of the Company; and

(c) the Directors and/or Company Secretary be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interest of the Company to give effect to the Mandate and/or this Resolution." [See Explanatory Note (iv)]

Resolution 9

6. To transact any other business

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

28 March 2006, Singapore

Explanatory Notes:

(i) **Resolutions 3 to 6**

If re-elected, the respective Directors will remain as Members of the following Committees:

Name of Director	Committee
Mr Cheng Wai Keung	Executive Committee (*Chairman*) Approval Committee (*Chairman*) Nominating Committee Executive Resource & Compensation Committee
Mr Ang Kong Hua	Nominating Committee (*Chairman*) Executive Committee
Mr Timothy Charles Harris	Executive Resource & Compensation Committee Enterprise Risk Management Committee
Mr Peter Wagner	Audit Committee Enterprise Risk Management Committee

(ii) **Resolution 7** seeks to obtain shareholders' approval to appoint Messrs Ernst & Young as the Company's new auditors for Financial Year 2006, in place of Messrs PricewaterhouseCoopers, who will be retiring at the 37th Annual General Meeting. A copy of the notice of nomination of the proposed new auditors, Messrs Ernst & Young, from a shareholder of the Company is enclosed with the Company's 2005 Annual Report.

(iii) **Resolution 8** seeks to authorise the Directors to issue shares and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent of the issued shares in the capital of the Company, with an aggregate sub-limit of 20 per cent for any issue of shares not made on a *pro rata* basis to existing shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 8 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8 is passed, and (b) any subsequent consolidation or subdivision of shares.

(iv) **Resolution 9** is to renew the annual mandate to allow the Company, its subsidiaries and associated companies that are entities at risk, or any of them, to enter into certain Interested Person Transactions with persons who are considered "Interested Persons" (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited). Certain modifications are also being proposed to be made to the terms of the annual mandate. Please refer to the Appendix to the 2005 Annual Report of the Company for further details.

Other Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time of the Annual General Meeting.

3. NOL's 2005 Annual Report will be available at NOL's website **http://www.nol.com.sg** from 3 April 2006. CPF Holders of NOL shares who wish to receive a printed copy of the Annual Report may send their request to the Vice President of Corporate Affairs at **Neptune Orient Lines Limited, 456 Alexandra Road #06-00, NOL Building, Singapore 119962** (Tel. No. 6371-5171).



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Directors:

Cheng Wai Keung, *Chairman*
Dr. Friedbert Malt, *Vice Chairman*
Ang Kong Hua, *Vice Chairman*
David Lim Tik En, *Group President & CEO*
Yasumasa Mizushima
James Connal Scotland Rankin
Willie Cheng Jue Hiang
Robert Holland, Jr.
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner

Registered Office:

456 Alexandra Road, #06-00
NOL Building
Singapore 119962

28 March 2006

To: The Shareholders of
Neptune Orient Lines Limited

Dear Sir/Madam

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers have stated that they are not seeking re-appointment as auditors of the Company at the forthcoming Annual General Meeting scheduled on Wednesday, 19 April 2006 at 11.00 a.m. The Directors wish to express their appreciation for the services rendered by PricewaterhouseCoopers.

The Company has received notice of the nomination of Ernst & Young for appointment as auditors of the Company at the forthcoming Annual General Meeting and in accordance with Section 205(12) of the Companies Act, Chapter 50, a copy of the said notice is attached (*see* reverse).

Yours faithfully
For and on behalf of the Company

Cheng Wai Keung
Chairman

TEMASEK HOLDINGS

Temasek Holdings (Private) Limited
(Regn. No: 197401143C)
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
Tel: (65) 6828 6828 • Fax: (65) 6821 1188

17 March 2006

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building
Singapore 119962

Dear Sirs

Notice of Nomination

Pursuant to Section 205 of the Companies Act, Chapter 50, We, Temasek Holdings (Private) Limited, being a shareholder of Neptune Orient Lines Limited ("**NOL**"), hereby nominate Ernst & Young of 10 Collyer Quay, #21-01 Ocean Building, Singapore 049315, for appointment as auditors of NOL in place of the retiring auditors, PricewaterhouseCoopers, at the forthcoming Annual General Meeting of NOL.

Yours faithfully



ELEANA TAN
MANAGING DIRECTOR
FINANCE

CIRCULAR DATED 28 MARCH 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Neptune Orient Lines Limited (the "Company"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.





NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed alterations to the Articles of Association; and

(2) the proposed renewal of the Share Purchase Mandate.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	17 April 2006 at 11.15 a.m.
Date and time of Extraordinary General Meeting	:	19 April 2006 at 11.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	456 Alexandra Road #04-00 (Lecture Theatre) NOL Building Singapore 119962

CONTENTS

Page

DEFINITIONS 1

LETTER TO SHAREHOLDERS 3

1. Introduction 3
2. The Proposed Alterations to the Articles of Association 3
3. The Proposed Renewal of the Share Purchase Mandate 13
4. Directors' and Substantial Shareholder's Interests 28
5. Directors' Recommendations 28
6. Extraordinary General Meeting 29
7. Action to be taken by Shareholders 29
8. Inspection of Documents 29
9. Directors' Responsibility Statement 29

THE APPENDIX

The Proposed Alterations to the Articles of Association 30

NOTICE OF EXTRAORDINARY GENERAL MEETING 64

PROXY FORM

In this Circular, the following definitions apply throughout unless otherwise stated:

"2005 AGM"	:	The annual general meeting of the Company held on 26 April 2005.
"Articles"	:	The Articles of Association of the Company.
"CDP"	:	The Central Depository (Pte) Limited.
"2005 Circular"	:	The Company's Circular to Shareholders dated 6 April 2005.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Companies (Amendment) Act"	:	The Companies (Amendment) Act 2005 of Singapore.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 64 to 66 of this Circular.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 6 March 2006.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NAV"	:	Net asset value.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.

"**US$**"	:	United States of America dollars.
"%" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Directors:	**Registered Office:**
Cheng Wai Keung, *Chairman* Dr. Friedbert Malt, *Vice Chairman* Ang Kong Hua, *Vice Chairman* David Lim Tik En, *Group President & CEO* Yasumasa Mizushima James Connal Scotland Rankin Willie Cheng Jue Hiang Robert Holland, Jr. Christopher Lau Loke Sam Timothy Charles Harris Peter Wagner	456 Alexandra Road, #06-00 NOL Building Singapore 119962

28 March 2006

To: The Shareholders of
Neptune Orient Lines Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors are convening an EGM to be held on 19 April 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed alterations to the Articles; and

(b) the proposed renewal of the Share Purchase Mandate.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST**. The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

2.1 **The Companies (Amendment) Act**. The Companies (Amendment) Act, which came into operation on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly. All amounts standing to the credit of a company's share premium account and capital redemption reserves (if any) as at 30 January 2006 would have become part of the company's share capital.

The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can repurchase shares out of capital, as well as from distributable profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury.

2.2 **Alterations to the Articles**. The Articles need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.

2.3 **Summary of Alterations**. The following is a summary of the main proposed alterations to the Articles:

2.3.1 ***Article 1***

Article 1 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(a) the alteration of the definition of "Member" to exclude the Company in relation to shares in the Company held by the Company as treasury shares;

(b) the inclusion of the expression "treasury shares" which will have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased; and

(c) the inclusion of the provision that any reference in the Articles to any enactment is a reference to that enactment for the time being amended or re-enacted.

2.3.2 ***Article 2***

Article 2 provides that the regulations contained in Table A in the Fourth Schedule to the Companies Act shall not apply to the Company except so far as the same are repeated or contained in the Articles. Article 2 is proposed to be amended to delete the words "except so far as the same are repeated or contained in these Articles".

2.3.3 ***Article 5***

Article 5 states the authorised share capital of the Company, and is proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.4 ***Article 7***

Article 7 empowers the Directors to issue shares subject to the prior approval of shareholders in general meeting. Article 7 provides (*inter alia*) that no shares are to be issued at a discount except in accordance with the Companies Act, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

2.3.5 ***Article 7(1)***

Article 7(1) provides for the rights of preference shareholders. As required by the Listing Manual, it also provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. In view of the abolition of the concept of par value, it is proposed that this provision be amended so as to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange on which the shares in the Company may be listed.

2.3.6 ***Article 7(2)(a)***

Article 7(2)(a) provides for the holding of separate general meetings of holders of different classes of shares (if the share capital of the Company is divided into different classes of

shares) where their rights are proposed to be varied or abrogated by special resolution. Article 7(2)(a) provides that the rights attached to any class may be varied either with the consent in writing of three-quarters in nominal value of the issued shares of the class concerned or with the approval of a Special Resolution passed at a separate general meeting of the holders of shares of that class. This Article further provides that the quorum for such general meetings shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class and that where the necessary majority for a special resolution is not obtained at such general meeting, the consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting.

Following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, Article 7(2)(a) is proposed to be altered to delete references to the nominal value of the issued shares of that class.

2.3.7 ***New Article 8A***

New Article 8A on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

2.3.8 ***Article 9***

Article 9 provides that the Company may exercise the powers of paying commissions conferred by (*inter alia*) the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 9 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

2.3.9 ***Article 12***

Article 12 on share certificates provides (*inter alia*) that every share certificate must specify the number and class of shares to which it relates and the amount paid thereon. This Article is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

2.3.10 ***Article 13***

Article 13 on share certificates is proposed to be altered to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates.

2.3.11 ***Articles 20, 22 and 24***

Article 20 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Article 20 is proposed to be altered to delete the words in parenthesis referred to above.

Article 22 provides that any sum (whether on account of the nominal value of the shares or by way of premium) which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made and payable on the date on

which, by the terms of issue, it becomes payable. Article 22 is proposed to be altered to delete the words in parenthesis referred to above.

Article 24 provides that Directors may from time to time accept payment in advance from members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or when permitted by way of premium). Article 24 is proposed to be altered to delete the words in parenthesis referred to above.

These Articles are proposed to be altered in line with the abolition of the concepts of nominal value and share premium pursuant to the Companies (Amendment) Act.

2.3.12 ***Article 28***

Article 28 provides for the circumstances under which the Directors may refuse to register any instrument of transfer. Article 28 is proposed to be altered to delete the references to stamp duty payable on share certificates since, under current law, no stamp duty is payable on share certificates, as well as to provide that the Directors may refuse to register any instrument of transfer of shares unless (*inter alia*) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

2.3.13 ***Article 29(3)***

Article 29(3) provides that for the purposes of Articles 26 to 31, all references to "share" or "shares" shall, unless the context otherwise requires, mean the ordinary shares of $1.00 each in the share capital of the Company. Article 29(3) is not necessary as there is only one class of shares in the capital of the Company, namely, ordinary shares.

2.3.14 ***New Article 31A***

New Article 31A is proposed to be inserted to provide for the circumstances under which the Company shall be entitled to destroy (*inter alia*) instruments of transfer.

2.3.15 ***Article 46***

Article 46 empowers the Directors, subject to shareholders' approval, to convert paid-up shares into stocks and re-convert stock into paid-up shares of any denomination. The words "of any denomination" are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

2.3.16 ***Articles 47 and 48***

Article 47 refers to rights of holders of stock to transfer such stock. Following the abolition of the par or nominal value of shares, a drafting change is proposed to Article 47 to replace the reference to "amount of stock" which the holders can transfer with a reference to "number of stock units" and to remove the proviso that the minimum amount of stock which may be transferred shall not exceed the nominal amount of the shares from which the stock arose.

Article 48 provides that holders of stock shall, according to the amount of stock held by them, have the same rights and privileges as if they held the shares from which the stock arose. Drafting changes are proposed to Article 48 to (*inter alia*) replace the references to "amount of stock" with references to "number of stock units".

2.3.17 ***Article 50***

Article 50 provides that the Company may by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe, and is

proposed to be deleted following the abolition of the concepts of par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.18 ***Article 51***

Article 51 provides for all new shares to be offered to existing members in proportion (as nearly as possible) to the amount of the existing shares to which they are entitled. This Article is proposed to be altered to replace the reference to "amount" of existing shares with a reference to "number" of existing shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

2.3.19 ***Article 52***

Article 52 relates to the general share issue mandate. It provides that the Company may by ordinary resolution give the Directors a general authority to issue shares and to make or grant offers, agreements or options that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of an instrument made or granted while the authority was in force.

Article 52 further provides that the aggregate number of shares that may be issued pursuant to the ordinary resolution cannot exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders does not exceed 20% of the issued share capital of the Company. For these purposes, the percentage of the issued share capital is to be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for (a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed, and (b) any subsequent consolidation or subdivision of shares.

The specific limits and manner of calculation currently contained in Article 52 follow the specific provisions of Rule 806 of the Listing Manual. Article 52 is proposed to be altered to delete the references to these specific limits and manner of calculation, and to instead provide that the aggregate number of shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alteration to Article 52 will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any ordinary resolution passed pursuant to Article 52, as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

2.3.20 ***Article 54(1)***

Article 54(1) provides that the Company may by ordinary resolution (*inter alia*):

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which have not been taken by any person and diminish the amount of its capital by the amount of the shares so cancelled; and

(c) subdivide its shares into shares of smaller amount.

The provisions referred to in sub-paragraphs (a) and (c) above are proposed to be altered to delete the references to the "amount" of shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

The provision referred to in sub-paragraph (b) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

In addition, Article 54(1) is proposed to be altered by providing that the Company may by ordinary resolution, subject to the Companies Act, convert any class of shares into any other class of shares.

2.3.21 ***Article 54(2)***

Article 54(2) provides that the Company may reduce its share capital or capital redemption reserve fund, share premium account or other undistributable reserve as authorised by law. This Article is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account would have become part of its share capital.

Article 54(2) also permits the Company to purchase or otherwise acquire its issued shares and, if required by the Companies Act, to cancel such shares purchased by it. The Companies (Amendment) Act enables the Company to either cancel ordinary shares purchased by it or to hold such ordinary shares as treasury shares. Article 54(2) is proposed to be altered to take into account such amendments.

2.3.22 ***Article 60(1)***

Article 60(1) relates to notices of General Meetings. It provides that notices of General Meetings shall be given to all members (except those who have not supplied to the Company the registered address for the giving of notice to them). Article 60(1)(a) is proposed to be altered to provide that notices of General Meetings need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act. This is to make it clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Article 60(1)(b) further provides that notices of General Meetings shall also be given to every person upon whom ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member whom the member but for his death or bankruptcy would be entitled to receive notice of the meeting. Article 36 (on transmission of shares) provides that a person entitled to a share by transmission shall not be entitled to receive notices of General Meetings unless and until he shall have become a member in respect of such share. Article 60(1)(b) is proposed to be deleted as such a person, if he has become a member in respect of such share, would be a member entitled to receive notices pursuant to Article 60(1)(a).

2.3.23 ***Article 62***

Article 62 provides for the quorum at General Meetings. Drafting changes are proposed to Article 62. The second sentence of Article 62 provides that two members present in person or by proxy and entitled to vote shall be a quorum at a general meeting. The last sentence of Article 62 also provides that the quorum at any general meeting shall be two members present in person or by proxy provided that if only proxies appointed by CDP attend, any two such proxies (not being proxies for the same Depositor) shall suffice to establish both plurality and quorum. The last sentence of Article 62 is proposed to be deleted as firstly, it repeats the two member quorum requirement in the second sentence and secondly, as Depositors have been recognised under law as members, CDP no longer appoints proxies for the benefit of Depositors.

2.3.24 ***Articles 65 and 66***

Article 65 provides for the Chairman, with the consent of or if directed by shareholders, to adjourn a general meeting from time to time and from place to place. Article 65 is proposed to be amended to enable the Chairman to adjourn a general meeting *sine die* (that is, indefinitely). Consequential amendments are proposed for Article 66.

2.3.25 ***Article 67***

Article 67 provides that at any General Meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (*inter alia*):

(a) any member present in person or by proxy and entitled to vote; or

(b) a member present in person or by proxy and holding shares in the Company conferring a right to vote being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

The provision in sub-paragraph (a) above is proposed to be altered to provide for the demanding of a poll to be made by two members, present in person or by proxy, and to make clear that the members referred to are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.

2.3.26 ***Article 70***

The proviso in Article 67 provides that no poll shall be demanded on the choice of a Chairman. It also provides that no poll shall be demanded on the question of adjournment.

Article 70 which provides that (a) no poll may be demanded on the election of a Chairman and (b) a poll demanded on a question of adjournment shall be taken at a meeting without adjournment is both repetitive and inconsistent with the proviso in Article 67 and is proposed to be deleted.

2.3.27 ***Article 71***

Article 71 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to new Article 8A, which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act.

2.3.28 ***Article 75(1)***

Article 75(1) provides for the procedures relating to the appointment of proxies. Article 75(1)(b) provides that the instrument appointing a proxy which shall be in writing shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation or, in the case of CDP or its nominees, signed by its duly authorised officer by some method or system of mechanical signature as CDP or its nominee may deem appropriate.

Under the law, the Depositors themselves are recognised as members and not CDP and accordingly, the provision relating to CDP or its nominees signing an instrument of proxy by some method or system of mechanical signature is no longer necessary and is proposed to be deleted.

2.3.29 ***Article 76***

Article 76 provides for the deposit of any power of attorney or instrument appointing a proxy at the Company's registered office. Article 76 is proposed to be amended to clarify that such power of attorney or instrument shall, unless the contrary is stated thereon, be valid for the meeting to which it relates as well as any adjournment of such meeting.

2.3.30 ***Article 79***

Article 79 provides (*inter alia*) that no member is entitled to be present or vote on any question (whether personally or by proxy) at a general meeting or upon a poll or be counted in a quorum in respect of any share upon which any call or other sum shall be due and payable to the Company, whether alone or jointly with another person.

Article 79 is repetitive of Article 25 and is proposed to be deleted.

2.3.31 ***Articles 80 and 102***

Article 80 provides that, unless otherwise determined by a general meeting, the number of Directors shall not be less than two or more than 16. Article 102 empowers the Directors to appoint Directors, either to fill a casual vacancy or as an addition to the existing Directors *provided that* the total number of Directors shall not exceed the maximum number fixed in the Articles.

Article 80 is proposed to be amended to remove a maximum limit on the number of Directors as this is not required under law. Consequentially, the proviso in Article 102 is proposed to be deleted.

2.3.32 ***Article 88(1)***

Article 88(1) relates to the general power of the Directors to manage the Company's business. Drafting changes are proposed to align Article 88(1) with Section 157A(2) of the Companies Act (which is a new provision incorporated into the Companies Act in May 2003) which provides that directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of association of the company require the company to exercise in general meeting.

2.3.33 ***Articles 93(2) and 93(4)***

Article 93(2) provides that a Director shall not vote in respect of any contract or arrangement in which he is interested, unless the nature of his interest has been declared at a meeting of the board of Directors in accordance with Section 156 of the Companies Act. If a Director shall do so, his vote shall not be counted nor, except as provided under Article 93(4), will the Director be counted in a quorum but such restrictions shall not apply in relation to the arrangements or contracts set out in Article 93(2)(a) to (d).

Article 93(4) provides that a Director, notwithstanding his interest, may be counted in a quorum for the purposes of any meeting where he is appointed to hold any office or place of profit under the Company where the terms of any such appointment are being determined.

Paragraph (9)(e) of Appendix 2.2 of the Listing Manual (which sets out the provisions which may be contained in the articles of association of a listed company) provides specifically that a director shall not vote in regard to any contract or proposed contract or arrangement in which he has directly or indirectly a personal material interest.

Article 93(2) is proposed to be altered, in line with good corporate governance, to provide that a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any personal material interest, directly or indirectly, and that a Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting. Article 93(4) is proposed to be deleted.

2.3.34 ***Article 96***

Article 96 provides for the events under which the office of a Director will be vacated. Article 96(d) provides for the vacation of the office of a Director if he is prohibited from being a Director by an order made under the Companies Act. Article 96(d) is proposed to be amended to provide that such office will be vacated if the Director is prohibited by law from acting as a Director.

2.3.35 ***Article 100***

Article 100 provides that the Company may at a meeting at which a Director retires fill the office vacated by electing the retiring Director or some other person eligible for appointment. In default, the retiring Director is deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or the resolution for a re-election has been put to the meeting and lost.

Article 100 is proposed to be altered so as to additionally provide that the retiring Director is deemed to be re-elected except where such Director is disqualified under the Companies Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected. A retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

2.3.36 ***Article 101***

Article 101 provides for notice to be given in relation to a proposed appointment of a person (not being a Director retiring at a general meeting) as a Director. Article 101 provides for the appropriate notices to be given not less than 11 clear days before the date appointed for the meeting. Article 101 is proposed to be amended to provide that the appropriate notices shall be given not less than 11 nor more than 42 clear days (exclusive of the date on which the notice is given) before the appointed date of the meeting.

2.3.37 ***Article 112***

Article 112 provides for the procedures for committee meetings. Article 112 is proposed to be amended to provide that the procedures for committee meetings shall be governed, to the same extent by the provisions of the Articles relating to the Directors' meetings insofar as they are not superseded by any regulations made by Directors when forming any such committee. This alteration will also permit a committee to pass resolutions by circulation as opposed to passing resolutions at a committee meeting.

2.3.38 ***Article 120***

Article 120 provides that no person shall be appointed or hold office as a Secretary who is either a sole Director of the Company or the sole Director of a corporation who is the sole Director of the Company. This Article is inapplicable to the Company which is a listed company and is proposed to be deleted.

2.3.39 ***Article 123***

Article 123 provides for the payment of dividends to be made in proportion to the amount paid in respect of the shares. Article 123 on the apportionment of dividends is proposed to be altered, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of

shares held (as opposed to according to the amounts paid on the shares). Article 123 (as proposed to be altered) will also provide that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

2.3.40 ***New Article 129A***

New Article 129A is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first being payable.

2.3.41 ***Articles 133, 134 and 135***

Article 133 provides (*inter alia*) for the capitalisation of profits or reserves and the distribution thereof in paying up in full either at par or at such premium any unissued shares of the Company to its members and to participants of any share incentive or performance plan for the time being implemented by the Company which have been approved by shareholders in general meetings. Article 134 provides for the capitalisation of surplus moneys arising from the realisation or revaluation of any capital assets of the Company, or any investments representing the same, or any other undistributed profits of the Company not subject to charge for income tax and the distribution thereof to members on the footing that they received the same as capital. Article 135 empowers the Directors to take such action as they may consider expedient to give effect to such capitalisation.

In addition to being able to issue bonus shares by way of the capitalisation of any amount standing to the credit of the Company's reserves accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account, Article 133 is proposed to be altered to permit the Directors to issue bonus shares for which no consideration is payable. Article 133 is also proposed to be altered to remove all references to the share premium account and the capital redemption reserve fund since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's share premium account and the capital redemption reserve would have become part of its share capital. Articles 134 and 135 are redundant and proposed to be deleted.

2.3.42 ***New Article 147(2) and Article 143***

The Companies Act was amended with effect from 1 April 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. It is proposed that new Article 147(2) be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act and/or any applicable regulations or procedures.

Consequential amendments are proposed to Article 143.

2.3.43 ***Article 152***

Article 152 provides (*inter alia*) for the indemnity of every Director, officer or servant of the Company. It provides that, subject to the provisions of the Companies Act, every Director, officer or servant of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties.

Section 172(2)(b) of the Companies Act extends the giving of an indemnity to an auditor of the Company. Section 172(2)(b) also permits the Company to indemnify any Director, auditor or other officer of the Company against any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour or in which he is acquitted or in connection with any

application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

Accordingly, Article 152 is proposed to be amended to reflect the provisions of Section 172(2)(b) of the Companies Act.

2.4 **The Appendix**. The text of the Articles which are proposed to be altered are set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background**. Shareholders had approved the renewal of the Share Purchase Mandate at the 2005 AGM. The authority and limitations on the Share Purchase Mandate were set out in the 2005 Circular and Ordinary Resolution 9 set out in the Notice of the 2005 AGM under "Special Business".

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 9 at the 2005 AGM and will expire on the date of the forthcoming 37th Annual General Meeting to be held on 19 April 2006. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the 37th Annual General Meeting of the Company convened to be held on the same date.

3.2 **Rationale for the Share Purchase Mandate**. The rationale for the Company to undertake the purchase or acquisition of its Shares, as previously stated in the 2005 Circular, is as follows:

(a) Share purchases give the Company a relatively convenient, expedient and cost-efficient mechanism to facilitate the return of funds which are surplus to its requirements.

(b) Share purchase is one of the ways in which the return on equity of the Company may be enhanced.

(c) Share purchase programmes provide the Directors with a means to buffer short-term price volatility and off-set the effects of short-term investors, which in turn bolsters shareholder confidence.

(d) The flexibility provided by the Share Purchase Mandate allows the Directors to better manage the Company's capital structure, dividend payout and cash reserves.

The purchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of EPS and/or net asset value per Share, and will only be made when the Directors believe that such purchases would benefit the Company and increase economic value for Shareholders. No purchase of Shares will be made in circumstances which may or would have a material adverse effect on the liquidity and capital of the Company and the Group.

3.3 **Authority and Limits of the Share Purchase Mandate**. The authority and limitations placed on the Share Purchase Mandate, if renewed at the EGM, are the same as were previously approved by Shareholders at the 2005 AGM, and are summarised below:

3.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Following the introduction of the Companies (Amendment) Act, any of the Company's Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 145,583,354 Shares.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five Market Days on which transactions in the Shares were recorded on the SGX-ST preceding the day of the relevant Market Purchase or, as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Status of Purchased Shares**. A Share purchased or acquired by the Company is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Share will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

3.5 **Treasury Shares**. Under the Companies Act, as amended by the Companies (Amendment) Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below:

3.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.6 **Source of Funds**. Previously, any payment made by the Company in consideration of the purchase or acquisition of its Shares may only be made out of the Company's distributable profits. The Companies (Amendment) Act now permits the Company to also purchase or acquire its Shares out of capital, as well as from its distributable profits.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. However, in considering the option of external financing, the Directors will consider particularly the prevailing gearing level of the Group. The Directors will only make purchases or acquisitions pursuant to the Share Purchase Mandate in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group.

3.7 **Financial Effects**. The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia*, whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired and the price paid for such Shares and whether the Shares purchased or acquired are held in treasury and/or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 30 December 2005, are based on the assumptions set out below.

3.7.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, as amended by the Companies Amendment Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced, but the capital will be reduced.

3.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 145,583,354 Shares.

3.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 145,583,354 Shares at the maximum price of S$2.51 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 145,583,354 Shares is US$224,904,889[1].

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 145,583,354 Shares at the maximum price of S$2.63 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 145,583,354 Shares is US$235,657,314[1].

3.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.2 and 3.7.3 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 30 December 2005 are set out below, assuming the following:

(a) the purchase or acquisition of 145,583,354 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits and/or capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 145,583,354 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits and/or capital and cancelled or held in treasury.

[1] Exchange rate used for conversion from S$ to US$ is 1.62475.

Scenario 1(A)

Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	820,693
Retained Earnings	1,222,706	728,859
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,559,770
Treasury Shares held by Trust	(1,399)	(1,399)
Shareholders' Funds	2,605,073	1,558,371
Current Assets	2,159,544	1,112,842
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	114,244
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.19
Net Gearing (times)	(0.17)	0.38
Current Ratio (times)	1.58	0.81

Note:

(1) The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 1(B)

Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	820,693
Retained Earnings	1,222,706	953,764
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,784,675
Treasury Shares Held by Trust	(1,399)	(1,399)
Treasury Shares Held/Purchased by the Company	–	(224,905)
Shareholders' Funds	2,605,073	1,558,371
Current Assets	2,159,544	1,112,842
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	114,244
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.19
Net Gearing (times)	(0.17)	0.38
Current Ratio (times)	1.58	0.81

Note:

[1] The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 1(C)

Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	595,788
Retained Earnings	1,222,706	953,764
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,559,770
Treasury Shares Held by Trust	(1,399)	(1,399)
Shareholders' Funds	2,605,073	1,558,371
Current Assets	2,159,544	1,112,842
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	114,244
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.19
Net Gearing (times)	(0.17)	0.38
Current Ratio (times)	1.58	0.81

Note:

(1) The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 1(D)

Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	820,693
Retained Earnings	1,222,706	953,764
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,784,675
Treasury Shares Held by Trust	(1,399)	(1,399)
Treasury Shares Held/Purchased by the Company	–	(224,905)
Shareholders' Funds	2,605,073	1,558,371
Current Assets	2,159,544	1,112,842
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	114,244
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.19
Net Gearing (times)	(0.17)	0.38
Current Ratio (times)	1.58	0.81

Note:

(1) The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 2(A)

Off-Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	820,693
Retained Earnings	1,222,706	718,106
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,549,017
Treasury Shares Held by Trust	(1,399)	(1,399)
Shareholders' Funds	2,605,073	1,547,618
Current Assets	2,159,544	1,102,089
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	103,491
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.18
Net Gearing (times)	(0.17)	0.39
Current Ratio (times)	1.58	0.81

Note:

(1) The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 2(B)

Off-Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	820,693
Retained Earnings	1,222,706	953,764
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,784,675
Treasury Shares Held by Trust	(1,399)	(1,399)
Treasury Shares Held/Purchased by the Company	–	(235,658)
Shareholders' Funds	2,605,073	1,547,618
Current Assets	2,159,544	1,102,089
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	103,491
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.18
Net Gearing (times)	(0.17)	0.39
Current Ratio (times)	1.58	0.81

Note:

[1] The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 2(C)

Off-Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	585,035
Retained Earnings	1,222,706	953,764
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,549,017
Treasury Shares Held by Trust	(1,399)	(1,399)
Shareholders' Funds	2,605,073	1,547,618
Current Assets	2,159,544	1,102,089
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	103,491
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.18
Net Gearing (times)	(0.17)	0.39
Current Ratio (times)	1.58	0.81

Note:

(1) The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

Scenario 2(D)

Off-Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 30 December 2005		
Share Capital and Share Premium	1,371,033	820,693
Retained Earnings	1,222,706	953,764
Share-Based Compensation Reserve	15,162	12,647
Other Reserves	(2,429)	(2,429)
	2,606,472	1,784,675
Treasury Shares Held by Trust	(1,399)	(1,399)
Treasury Shares Held/Purchased by the Company	–	(235,658)
Shareholders' Funds	2,605,073	1,547,618
Current Assets	2,159,544	1,102,089
Current Liabilities	1,367,751	1,367,751
Total Borrowings	707,338	707,338
Cash and Cash Equivalents	1,160,946	103,491
Number of Shares ('000)	1,453,476	1,310,250
Financial Ratios		
Basic EPS (US$)	0.55	0.61
NAV per Share (US$)	1.79	1.18
Net Gearing (times)	(0.17)	0.39
Current Ratio (times)	1.58	0.81

Note:

(1) The figures for the Group are based on the audited financial statements as at 30 December 2005, adjusted for the financial effects of (a) the capital reduction and cash distribution exercise which took effect on 27 January 2006; and (b) share options exercised and performance shares vested from 31 December 2005 to the Latest Practicable Date.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

3.8 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder, has a direct and deemed interest in approximately 68.31% of the issued Shares as at that date. Approximately 31.64% of the issued Shares are held by public Shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.9 **Take-over Implications**. Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below.

3.9.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

3.9.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;
(ii) the parent company of (i);
(iii) the subsidiaries of (i);
(iv) the fellow subsidiaries of (i);
(v) the associated companies of any of (i), (ii), (iii) or (iv); and
(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.9.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3.10 **Reporting Requirements**. The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

3.11 **No Previous Purchases**. The Company has not undertaken any purchase or acquisition of its Shares pursuant to the Share Purchase Mandate approved by Shareholders at the 2005 AGM.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

4.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				Number of Shares comprised in outstanding Options/Awards
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	
Cheng Wai Keung	250,000	0.017	–	–	129,000
Dr. Friedbert Malt	40,000	0.003	–	–	64,000
Ang Kong Hua	40,000	0.003	–	–	64,000
David Lim Tik En	242,333	0.017	–	–	764,667
Yasumasa Mizushima	–	–	–	–	48,000
James Connal Scotland Rankin	60,000	0.004	–	–	48,000
Willie Cheng Jue Hiang	30,000	0.002	5,000[(1)]	nm[(2)]	48,000
Robert Holland, Jr.	27,000	0.002	–	–	48,000
Christopher Lau Loke Sam	–	–	–	–	48,000
Timothy Charles Harris	–	–	–	–	–
Peter Wagner	–	–	–	–	–

Notes:

(1) Willie Cheng Jue Hiang is deemed to be interested in the 5,000 Shares held by his spouse.

(2) "nm" means not meaningful.

4.2 **Substantial Shareholder's Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
Substantial Shareholder	**Direct Interest**	**%**	**Deemed Interest**	**%**	**Total Number of Shares**	**%**
Temasek	383,465,362	26.34	611,068,970 [(1)]	41.97	994,534,332	68.31

Note:

(1) Temasek is deemed to be interested in the 611,068,970 Shares held by its associated companies and subsidiaries.

5. DIRECTORS' RECOMMENDATIONS

5.1 **The Proposed Alterations to the Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed alterations to the Articles to be proposed at the EGM.

5.2 **The Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 64 to 66 of this Circular, will be held at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962, on 19 April 2006 at 11.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Special and Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies**. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf, should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00, NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the EGM in place of his proxy if he wishes to do so.

7.2 **When Depositor regarded as Shareholder**. A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00, NOL Building, Singapore 119962 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 30 December 2005;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2005 Circular.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors
Neptune Orient Lines Limited



Cheng Wai Keung
Chairman

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1. EXISTING ARTICLE 1

Interpretation.

1. *In these Articles unless there be something in the subject or context inconsistent therewith:-*

"Act" *means the Companies Act, Cap 50, and any subsequent amending legislation concerning companies and affecting the Company.*

"Articles" *means the Articles of Association and the regulations of the Company for the time being in force.*

"Board" *means the Board of Directors of the Company for the time being.*

"CDP" *means The Central Depository (Pte) Limited and, where the context requires, shall include any person specified by it, in a notice given to the Company, as its nominee.*

"Company" *means NEPTUNE ORIENT LINES LIMITED.*

"Court" *means any court having requisite jurisdiction.*

"Depositor" *means a Depository Agent or a Direct Account Holder to whose Security Account are credited any shares in the Company.*

"Depository Agent" *means an entity registered with CDP as a depository agent and maintaining with CDP securities sub-accounts for its own account or for the account of others.*

"Direct Account Holder" *means the holder of a direct securities account maintained with CDP.*

"Dividend" *includes bonus.*

"Directors" *means the Directors for the time being of the Company and includes alternate Directors.*

"In writing" or "written" *means and include words printed, lithographed, photographed, typed, represented, or reproduced in any mode in a visible form.*

"Market Day" *means a day on which the SGX-ST is open for trading in securities.*

"Member" *means the holder of shares in the capital of the Company and shall exclude CDP except where otherwise provided in these Articles or where the holder is construed to be the registered holder and, where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares and "holding" and "held" shall be construed accordingly.*

***"Month"** means calendar month.*

***"Office"** means the registered office for the time being of the Company.*

***"Register"** means the Register of Members to be kept pursuant to section 190 of the Act.*

***"Seal"** means the Common Seal or Share Seal of the Company.*

***"Secretary"** includes any person appointed to perform the duties of Secretary temporarily.*

***"Securities Account"** means in the case of a Direct Account Holder the direct securities account of the Direct Account Holder maintained with CDP, and in the case of a Depository Agent, all the securities sub-accounts of such Depository Agent maintained with CDP as a whole.*

***"SGX-ST"** means "Singapore Exchange Securities Trading Limited".*

***"Special Resolution"** has the meaning assigned thereto by section 184 of the Act.*

***"Statutes"** means the Act and every other Act for the time being in force concerning companies and affecting the Company.*

Words importing the singular number only include the plural number and vice versa.

Words importing the masculine gender only include the feminine gender.

Words importing persons include corporations. Subject as aforesaid any words defined in the Act shall if not inconsistent with the subject or the context bear the same meaning in these Articles.

The marginal notes are inserted for convenience and shall not affect the construction of these Articles.

Proposed Alterations to Existing Article 1

By:

(a) deleting the definition of "Member" and substituting therefor the following:

"**Member**" means the holder of shares in the capital of the Company and shall exclude CDP and the Company where it is a member by reason of shares held by it as treasury shares except where otherwise provided in these Articles or where the holder is construed to be the registered holder and, where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares and "holding" and "held" shall be construed accordingly;

(b) inserting after the definition of "Statutes" the following:

The expression "treasury shares" shall have the meaning ascribed to it in the Act.

Any reference in these Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted.

2. EXISTING ARTICLE 2

2. The regulations contained in Table A in the Fourth Schedule to the Act shall not apply to the Company except so far as the same are repeated or contained in these Articles.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. The regulations contained in Table A in the Fourth Schedule to the Act shall not apply to the Company. ~~except so far as the same are repeated or contained in these Articles.~~

3. EXISTING ARTICLE 5

SHARE CAPITAL

5. The authorised share capital of the Company is $3,000,000,000 divided into 3,000,000,000 ordinary shares of $1.00 each.

Authorised share capital.

Proposed Alterations to Existing Article 5

By deleting the headnote "SHARE CAPITAL" and Article 5 in their entirety.

4. EXISTING ARTICLE 7

7. Subject to the Act no shares be issued by the Board without the prior approval of the Company in General Meeting but subject thereto, and to these Articles and any special rights attached to any shares for the time being issued, the Board may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash, and has full power to give to any person the call of any shares either at par or at a premium as the Board may determine. Such shares may be issued with preferential, deferred, qualified or special rights, privileges or conditions as the Board may think fit. Preference shares may be issued which are, or at the option of the Company are, liable to be redeemed, and the terms and manner of redemption will be determined by the Board provided always that:-

Issue of shares.

(a) no shares shall be issued at a discount, except in accordance with the Act;

(b) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of

shares of such class then held by them and the provisions of the second sentence of Article 51 with such adaptations as are necessary shall apply; and

(c) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52, shall be subject to the approval of the Company in General Meeting.

The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

Proposed Alterations to Existing Article 7

By deleting Article 7 in its entirety and substituting therefor the following:

Issue of shares.

7. Subject to the Act and to these Articles, no shares be issued by the Board without the prior approval of the Company in General Meeting but subject thereto, and to these Articles and any special rights attached to any shares for the time being issued, the Board may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash, and has full power to give to any person the call of any shares ~~either at par or at a premium~~ as the Board may determine. Such shares may be issued with preferential, deferred, qualified or special rights, privileges or conditions as the Board may think fit. Preference shares may be issued which are, or at the option of the Company are, liable to be redeemed, and the terms and manner of redemption will be determined by the Board provided always that:-

~~(a) no shares shall be issued at a discount, except in accordance with the Act;~~

~~(b)~~(a) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 51 with such adaptations as are necessary shall apply; and

~~(c)~~(b) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52, shall be subject to the approval of the Company in General Meeting.

The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

5. EXISTING ARTICLE 7(1)

7. (1) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right

to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affect their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

Proposed Alterations to Existing Article 7(1)

By deleting Article 7(1) in its entirety and substituting therefor the following:

7. (1) ~~In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and~~ Preference shares may be issued subject to such limitation thereof as may be prescribed by any Stock Exchange upon which shares in the Company may be listed. ~~p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.

6. EXISTING ARTICLE 7(2)(a)

7. (2) (a) Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights

attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

Proposed Alterations to Existing Article 7(2)(a)

By deleting Article 7(2)(a) in its entirety and substituting therefor the following:

7. (2) (a) Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital other than redeemable preference capital may be repaid and the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up. To every such separate General Meeting all the provisions of these ~~presents~~ Articles relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

7. NEW ARTICLE 8A

New headnote "TREASURY SHARES" and new Article 8A shall be inserted immediately before Article 8 as follows:

TREASURY SHARES

8A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.

Treasury Shares.

8. EXISTING ARTICLE 9

Powers of paying commission and brokerage.

9. *The Company may exercise the powers of paying commissions conferred by Section 67 of the Act, provided that the rate per centum of the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the said section and the rate of commission shall not exceed the rate of 10 per centum of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per centum of such price, as the case may be. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares, or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.*

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:

Powers of paying commission and brokerage.

9. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

9. EXISTING ARTICLE 12

Issue of certificates to be under seal.

12. *The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or some other person appointed by the Board, and shall specify the number and class of shares to which it relates and the amounts paid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Auditors of the Company.*

Proposed Alterations to Existing Article 12

By deleting Article 12 in its entirety and substituting therefor the following:

Issue of certificates to be under seal.

12. The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or some other person appointed by the Board, and shall specify the number and class of shares to which it relates ~~and the amounts paid thereon~~ and the amounts paid and amounts (if any) unpaid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Auditors of the Company.

10. EXISTING ARTICLE 13

Share certificate.

13. *Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive, within ten Market Days (or such other period as may be approved by any stock exchange upon which the shares in the*

Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which shares of the Company may be listed.

Proposed Alterations to Existing Article 13

By deleting Article 13 in its entirety and substituting therefor the following:

13. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, e~~Every person whose name is entered as a member in the Register of Members shall be entitled to receive, within ten Market Days (or such other period as may be approved by any stock exchange upon which the shares in the Company may be listed) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay ~~all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and~~ a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed by any stock exchange upon which shares of the Company may be listed.

Share certificate.

11. EXISTING ARTICLE 20

20. The Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares or on any class of their shares (whether on account of the nominal value of the shares or by way of premium and not by the conditions of allotment thereof) made payable at fixed time, and each Member shall (subject to his having been given at least twenty-eight days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed as the Board may determine. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Calls, and when payable.

Proposed Alterations to Existing Article 20

By deleting Article 20 in its entirety and substituting therefor the following:

20. The Board may~~,~~ subject always to the terms of issue of such shares, from time to time make calls upon the Members in respect of any moneys unpaid on their shares or on any class of their shares ~~(whether on account of the nominal value of the shares or by way of premium and not by the conditions of allotment thereof)~~ made payable at fixed time, and each Member shall (subject to his having been given at least twenty-eight days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed as the Board may determine. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Calls, and when payable.

12. EXISTING ARTICLE 22

22. Any sum which by the terms of allotment of a share is made payable upon issue or at any fixed date whether on account of the nominal value of the share or by way of premium and any instalment of a call shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in the case of non-payment the provisions of these Articles as to payment of interest and expenses forfeiture and the like, and all other relevant provisions of the Act or of these Articles shall apply as if such sum were a call duly made and notified as hereby provided.

Non-payment of calls.

Proposed Alterations to Existing Article 22

By deleting Article 22 in its entirety and substituting therefor the following:

22. Any sum which by the terms of allotment of a share is made payable upon issue or at any fixed date ~~whether on account of the nominal value of the share or by way of premium~~ and any instalment of a call shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in the case of non-payment the provisions of these Articles as to payment of interest and expenses forfeiture and the like, and all other relevant provisions of the Act or of these Articles shall apply as if such sum were a call duly made and notified as hereby provided.

Non-payment of calls.

13. EXISTING ARTICLE 24

24. The Directors, may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it was made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding eight per centum per annum as the Member paying such sum and the Directors agree upon. Capital paid on shares in advance of calls shall not whilst carrying interest confer a right to participate in profits.

Advance on calls.

Proposed Alterations to Existing Article 24

By deleting Article 24 in its entirety and substituting therefor the following:

Advance on calls.

24. The Directors, may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it was made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding eight per centum per annum as the Member paying such sum and the Directors agree upon. Capital paid on shares in advance of calls shall not whilst carrying interest confer a right to participate in profits.

14. EXISTING ARTICLE 28

Right of refusal to requiter.

28. *The Directors may, in their sole discretion, refuse to register any instrument of transfer unless:-*

- (a) *all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;*

- (b) *the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;*

- (c) *the instrument of transfer is in respect of only one class of shares; and*

- (d) *the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.*

Proposed Alterations to Existing Article 28

By deleting Article 28 in its entirety and by substituting therefor the following:

Right of refusal to ~~requiter~~ register.

28. The Directors may, in their sole discretion, refuse to register any instrument of transfer unless:-

- (a) ~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require~~,~~ is paid to the Company in respect thereof;

- (b) the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~(c) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer ~~it~~ relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

~~(c)~~(d) the instrument of transfer is in respect of only one class of shares.~~; and~~

~~(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.~~

15. EXISTING ARTICLE 29(3)

29. (3) For the purposes of Articles 26 to 31, all references to "share" or "shares" shall, unless the context otherwise requires, mean ordinary shares of $1.00 each in the share capital of the Company.

Proposed Alterations to Existing Article 29(3)

By deleting Article 29(3) in its entirety.

16. NEW ARTICLE 31A

By inserting new Article 31A immediately after Article 31 as follows:

31A. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; Provided always that:

Destruction of transfers.

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

17. EXISTING ARTICLE 46

46. The Board may, from time to time, with the sanction of the Company previously given in General Meeting, convert any paid-up shares into stock, and may from time to time, with the like sanction, convert such stock into paid-up shares of any denomination.

Conversion of shares into stock and reconversion.

Proposed Alterations to Existing Article 46

By deleting Article 46 in its entirety and substituting therefor the following:

46. The Board may, from time to time, with the sanction of the Company previously given in General Meeting, convert any paid-up shares into stock, and may from time to time, with the like sanction, convert such stock into paid-up shares. ~~of any denomination.~~

Conversion of shares into stock and reconversion.

18. EXISTING ARTICLE 47

47. When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein or any part of such interests in such manner as the Company in General Meeting shall direct, but in default of any such direction then in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances will admit. But the Board may, if they think fit, from time to time fix the minimum amount of stock transferable, provided that such minimum shall not exceed the nominal amount of the individual shares from which the stock arose.

Shareholders of stock may transfer their interests.

Proposed Alterations to Existing Article 47

By deleting Article 47 in its entirety and substituting therefor the following:

47. When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein or any part of such interests in such manner as the Company in General Meeting shall direct, but in default of any such direction then in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances will admit. But the Board may, if they think fit, from time to time fix the minimum ~~amount of stock~~ number of stock units transferable. ~~, provided that such minimum shall not exceed the nominal amount of the individual shares from which the stock arose.~~

Shareholders of stock may transfer their interests.

19. EXISTING ARTICLE 48

48. The several holders of stock shall be entitled to participate in the dividends and profits of the Company according to the amount of their respective interests in such stock, and such interest shall, in proportion to the amount thereof, confer on the holders thereof respectively the same privileges and advantages for the purposes of voting at meetings of the Company and for other purposes as if they held the shares from which the stock arose, but so that none of such privileges or advantages, except the participation in the dividends, profit and assets of the Company, shall be conferred by any such aliquot part of consolidated stock as would not, if existing in shares, have conferred such privileges or advantages.

Participation in dividends and profits.

Proposed Alterations to Existing Article 48

By deleting Article 48 in its entirety and by substituting therefor the following:

48. The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Rights of stockholders.

20. EXISTING ARTICLE 50

50. The Company may from time to time by ordinary resolution, whether all the shares for the time being authorised shall have been issued, or all the shares for the time being issued shall have been fully called up or not, increase its capital by the creation and issue of new shares, such aggregate increase to be of such amount and to be divided into shares of such respective amount as the Company by the resolution authorising such increase directs.

Power to increase capital.

Proposed Alterations to Existing Article 50

By deleting Article 50 in its entirety.

21. EXISTING ARTICLE 51

51. Subject to any direction to the contrary that may be given by the Company in General Meeting or except as permitted under the SGX-ST's listing rules, all new shares shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of these shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article.

Offer for new shares.

Proposed Alterations to Existing Article 51

By deleting Article 51 in its entirety and substituting therefor the following:

51. Subject to any direction to the contrary that may be given by the Company in General Meeting or except as permitted under the SGX-ST's listing rules, all new shares shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the ~~amount~~ number of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of these shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this Article.

Offer for new shares.

22. EXISTING ARTICLE 52

52. Notwithstanding Article 51, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the SGX-ST) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the SGX-ST) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:-

(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance is waived by the SGX-ST) and these Articles; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

Proposed Alterations to Existing Article 52

By deleting Article 52 in its entirety and substituting therefor the following:

52. Notwithstanding Article 51, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:- General authority.

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

~~(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the SGX-ST) of the issued share capital of the Company (as calculated in accordance with sub-paragraph~~

~~(2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the SGX-ST) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);~~

~~(2)~~ ~~(subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the Ordinary Resolution is passed, after adjusting for:-~~

~~(i) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Ordinary Resolution is passed; and~~

~~(ii) any subsequent consolidation or subdivision of shares;~~

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculation as may be prescribed by the SGX-ST;

~~(3)~~(2) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance is waived by the SGX-ST) and these Articles; and

~~(4)~~(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

23. EXISTING ARTICLE 54(1)

54. (1) The Company may by ordinary resolution:-

Consolidation, subdivision and reduction of capital.

(a) consolidate and divide its capital into shares of larger amount than its existing shares; or

(b) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(c) by subdivision of its existing shares or any of them divide its capital, or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association

and so that as between the holders of the resulting shares one or more of such shares may by the resolution by which the subdivision is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares, or

Proposed Alterations to Existing Article 54(1)

By deleting Article 54(1) in its entirety and substituting therefor the following:

54. (1) The Company may by ~~o~~Ordinary ~~r~~Resolution:-

Power to consolidate, subdivide and convert shares.

(a) consolidate and divide ~~its capital into shares of larger amount than its existing shares~~ all or any of its shares; or

~~(b)~~ ~~cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.~~

~~(c)~~(b) ~~by subdivision of its existing shares or any of them divide its capital, or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association~~ subdivide its shares, or any of them (subject, nevertheless, to the provisions of the Statutes), and so that as between the holders of the resulting shares one or more of such shares may by the resolution by which the subdivision is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares.; or

(c) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

24. EXISTING ARTICLE 54(2)

54. (2) The Company may reduce its share capital, any capital redemption reserve fund or any share premium account or any undistributable reserve, in any manner and with, and subject to any incident authorised and consent required by law. The Company may, subject to and in accordance with the Act, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time deem fit. If required by the Act, any share which is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. In any other instance, the Company may deal with any such share which is purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Proposed Alterations to Existing Article 54(2)

By deleting Article 54(2) in its entirety and substituting therefor the following:

54. (2) The Company may reduce its share capital~~, any capital redemption reserve fund or any share premium account~~ or any undistributable reserve, in any manner and with, and subject to any incident authorised and consent required by law. The Company may, subject to and in accordance with the Act, purchase or otherwise acquire its issued shares ~~in the issued share capital of the Company~~ on such terms and in such manner as the Company may from time to time deem fit. If required by the Act, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the ~~nominal amount of the issued share capital~~ number of issued shares of the Company shall be diminished by the ~~nominal amount~~ number of the shares so cancelled, and where any such cancelled shares were purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly. In any other instance, the Company may hold or deal with any such share which is purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Power to reduce capital and undertake share purchases.

25. EXISTING ARTICLE 60(1)

60. (1) Notice of every General Meeting shall be given in any manner authorised by these Articles to:-

To whom given.

(a) Every Member except those who have not supplied to the Company a registered address for the giving of notice to them; and

(b) Every person upon whom ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member whom the Member but for his death or bankruptcy would be entitled to receive notice of the meeting;

(c) The Directors (including alternate Directors) of the Company; and

(d) The Auditors for the time being of the Company.

Proposed Alterations to Existing Article 60(1)

By deleting Article 60(1) in its entirety and substituting therefor the following:

60. (1) Notice of every General Meeting shall be given in any manner authorised by these Articles to:-

To whom given.

(a) All ~~Every~~ Members other than those as are not under the provisions of these Articles and the Act entitled to receive such notices from the Company; ~~except those who have~~

~~not supplied to the Company a registered address for the giving of notice to them; and~~

~~(b) Every person upon whom ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member whom the Member but for his death or bankruptcy would be entitled to receive notice of the meeting;~~

~~(c)~~(b) The Directors (including alternate Directors) of the Company; and

~~(d)~~(c) The Auditors for the time being of the Company.

26. EXISTING ARTICLE 62

Quorum.

62. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. Two Members, present in person or by proxy and entitled to vote shall be a quorum at a General Meeting. For the purpose of this Article a corporation which is a Member of the Company shall whether present by its authorised representative or by proxy, be deemed to be present in person. No business other than the appointment of a Chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two Members present in person or by proxy, provided that if only proxies appointed by the CDP attend any two such proxies (not being proxies for the same Depositor) shall suffice to establish both plurality and quorum.

Proposed Alterations to Existing Article 62

By deleting Article 62 in its entirety and substituting therefor the following:

Quorum.

62. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. Two Members, present in person or by proxy and entitled to vote shall be a quorum at a General Meeting. For the purpose of this Article a corporation which is a Member of the Company shall whether present by its authorised representative or by proxy, be deemed to be present in person. No business other than the appointment of a Chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. ~~Save as herein otherwise provided, the quorum at any General Meeting shall be two Members present in person or by proxy, provided that if only proxies appointed by the CDP attend any two such proxies (not being proxies for the same Depositor) shall suffice to establish both plurality and quorum.~~

27. EXISTING ARTICLE 65

Meeting adjourned.

65. The Chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the businesses left unfinished at the meeting from which the adjournment took place.

Proposed Alterations to Existing Article 65

By deleting Article 65 in its entirety and substituting therefor the following:

65. The Chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting other than the businesses left unfinished at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors.

Meeting adjourned.

28. EXISTING ARTICLE 66

66. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

Meeting adjourned for 30 days or more.

Proposed Alterations to Existing Article 66

By deleting Article 66 in its entirety and substituting therefor the following:

66. When a meeting is adjourned for thirty days or more or *sine die*, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

Meeting adjourned for 30 days or more or *sine die*.

29. EXISTING ARTICLE 67

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

How vote and poll to be decided.

(a) the Chairman of the meeting; or

(b) not less than two Members present in person or by proxy and entitled to vote; or

(c) any Member present in person or by proxy holding or representing, as the case may be, not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(d) any Member present in person or by proxy holding or representing, as the case may be, shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right,

Provided always that no poll shall be demanded on the choice of a Chairman or on a question of adjournment. A demand for a poll may be withdrawn only with the approval of the meeting.

Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and by substituting therefor the following:

67. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

How vote and poll to be decided.

(a) the Chairman of the meeting; or

(b) not less than two Members present in person or by proxy and entitled to vote at the meeting; or

(c) any Member present in person or by proxy holding or representing~~, as the case may be,~~ not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(d) any Member present in person or by proxy holding or representing~~, as the case may be, shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right,~~ not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares).

Provided always that no poll shall be demanded on the choice of a Chairman or on a question of adjournment. A demand for a poll may be withdrawn only with the approval of the meeting.

30. EXISTING ARTICLE 70

70. No poll shall be demanded on the election of a Chairman of a meeting and a poll demanded on a question of adjournment shall be taken at a meeting without adjournment.

When poll may not be demanded.

Proposed Alterations to Existing Article 70

By deleting Article 70 in its entirety.

31. EXISTING ARTICLE 71

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each Member entitled to vote may vote in person or by proxy. On a show of hands, every Member who is present in person or by proxy shall have one vote (provided that in the case of a Member who is represented by two proxies, only one of the two proxies as determined by that Member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every Member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a Member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository

Right to vote.

Register as at 48 hours before the time of the relevant General Meeting as certified by CDP to the Company.

Proposed Alterations to Existing Article 71

By deleting Article 71 in its entirety and substituting therefor the following:

71. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 8A, each Member entitled to vote may vote in person or by proxy. On a show of hands, every Member who is present in person or by proxy shall have one vote (provided that in the case of a Member who is represented by two proxies, only one of the two proxies as determined by that Member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every Member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a Member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by CDP to the Company.

Right to vote.

32. EXISTING ARTICLE 75(1)

75. (1) An instrument appointing a proxy shall be in writing in any usual or common form (including any form approved from time to time by the Depository) or in any other form which the Directors may approve and:-

Appointment of proxy to be in writing.

(a) in the case of an individual, shall be signed by the appointor or his attorney; and

(b) in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation or, in the case of the Depository or its nominee, signed by its duly authorised officer by some method or system of mechanical signature as the Depository or its nominee may deem appropriate.

An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.

Proposed Alterations to Existing Article 75(1)

By deleting Article 75(1) in its entirety and substituting therefor the following:

75. (1) An instrument appointing a proxy shall be in writing in any usual or common form (including any form approved from time to time by ~~the Depository~~ CDP) or in any other form which the Directors may approve and:-

Appointment of proxy to be in writing.

(a) in the case of an individual, shall be signed by the appointor or his attorney; and

(b) in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. ~~or, in the case of the Depository or its nominee, signed by its duly authorised officer by some method or system of mechanical signature as the Depository or its nominee may deem appropriate.~~

An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.

33. EXISTING ARTICLE 76

Instruments appointing proxy to be deposited.

76. The Power of Attorney (if any) or the instrument appointing a proxy and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof shall be deposited at the office not less than forty-eight hours before the time for the holding of the meeting or adjourned meeting as the case may be at which the person named in such instrument proposes to vote. A Member not resident in Singapore may by cable or other telegraphic communication appoint some person who need not be a Member of the Company as proxy to vote for him at any meeting of the Company provided (a) such cable or other telegraphic communication shall have been received at the office not less than forty-eight hours before the time for the holding of the meeting or adjourned meeting as the case may be at which the person named in such cable or other telegraphic communication proposes to vote and (b) the Directors are satisfied as to the genuineness of such cable or other telegraphic communication.

Proposed Alterations to Existing Article 76

By deleting Article 76 in its entirety and substituting therefor the following:

Instruments appointing proxy to be deposited.

76. The Power of Attorney (if any) or the instrument appointing a proxy and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof shall be deposited at the office not less than forty-eight hours before the time for the holding of the meeting or adjourned meeting as the case may be at which the person named in such instrument proposes to vote. The Power of Attorney (if any) or instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. A Member not resident in Singapore may by cable or other telegraphic communication appoint some person who need not be a Member of the Company as proxy to vote for him at any meeting of the Company provided (a) such cable or other telegraphic communication shall have been received at the office not less than forty-eight hours before the time for the holding of the meeting or adjourned meeting as the case may be at which the person named in such cable or other telegraphic communication proposes to vote and (b) the Directors are satisfied as to the genuineness of such cable or other telegraphic communication.

34. EXISTING ARTICLE 79

79. No Member shall be entitled to be present or to vote on any question either personally or by proxy or as proxy for another Member at any General Meeting or upon a poll or be reckoned in a quorum in respect of any share upon which any call or other sum shall be due and payable to the Company whether alone or jointly with any other.

Entitlement to vote.

Proposed Alterations to Existing Article 79

By deleting Article 79 in its entirety.

35. EXISTING ARTICLE 80

80. Until otherwise determined by a General Meeting the number of Directors shall not be less than two or more than sixteen. The first two Directors of the Company were Hon Sui Sen and Eric Khoo Cheng Lock.

Number of Directors.

Proposed Alterations to Existing Article 80

By deleting Article 80 in its entirety and substituting therefor the following:

80. Until otherwise determined by a General Meeting the number of Directors shall not be less than two. ~~or more than sixteen.~~ The first two Directors of the Company were Hon Sui Sen and Eric Khoo Cheng Lock.

Number of Directors.

36. EXISTING ARTICLE 88(1)

88. (1) The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents and to the provisions of the Statutes. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

General powers of Company vested in directors.

Proposed Alterations to Existing Article 88(1)

By deleting Article 88(1) in its entirety and substituting therefor the following:

88. (1) The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these ~~presents~~ Articles required to be exercised by the Company in General Meeting. ~~, subject nevertheless to any regulations of these presents and to the provisions of the Statutes.~~ The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

General powers of Company vested in directors.

37. EXISTING ARTICLE 93(2)

93. (2) Unless the nature of his interest has been declared as by paragraph (1) of this Article provided, a Director shall not vote in respect of any contract or arrangement in which he is interested, and if he shall do so his vote shall not be counted, nor, save as by paragraph (4) of this Article provided shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall apply to:-

Safeguards.

(a) Any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(b) Any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of security; or

(c) Any contract by a Director to subscribe for or underwrite shares or debentures of the Company; or

(d) Any contract or arrangement with any other company in which he is interested only as an officer of the Company or as holder of shares or other securities in that company;

Provided that these prohibitions may at any time be suspended or relaxed to any extent, and either generally or in respect of any particular contract, arrangement or transaction, by the Company by Ordinary Resolution.

Proposed Alterations to Existing Article 93(2)

By deleting Article 93(2) in its entirety and substituting therefor the following:

93. (2) A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any personal material interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Directors not to vote on transactions in which they have an interest.

38. EXISTING ARTICLE 93(4)

93. (4) A Director, not withstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

Proposed Alterations to Existing Article 93(4)

By deleting Article 93(4) in its entirety.

39. EXISTING ARTICLE 96

Vacation of office.

96. Subject to the provisions of any agreement for the time being subsisting the office of a Director shall be vacated:-

(a) if a receiving order is made against him, or he makes any arrangement or composition with his creditors;

(b) if he becomes of unsound mind;

(c) if by notice in writing to the Company he resigns his office;

(d) if he is prohibited from being a Director by an order made under the Act; and

(e) if he is removed from office pursuant to a resolution passed under the provisions of Article 103 or under the provisions of Section 152 of the Act.

Proposed Alterations to Existing Article 96

By deleting Article 96 in its entirety and substituting therefor the following:

Vacation of office.

96. Subject to the provisions of any agreement for the time being subsisting, the office of a Director shall be vacated:-

(a) if a receiving order is made against him, or he makes any arrangement or composition with his creditors;

(b) if he becomes of unsound mind;

(c) if by notice in writing to the Company he resigns his office;

(d) if he is prohibited by law from being a Director ~~by an order made under the Act~~; and

(e) if he is removed from office pursuant to a resolution passed under the provisions of Article 103 or under the provisions of Section 152 of the Act.

40. EXISTING ARTICLE 100

Filling the vacancy.

100. The Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto, and in default the retiring Director shall if offering himself for re-election be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

Proposed Alterations to Existing Article 100

By deleting Article 100 in its entirety and substituting therefor the following:

100. The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

Filling vacated office.

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected.

A retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

41. EXISTING ARTICLE 101

101. No person other than a Director retiring at an Annual General Meeting shall be eligible for appointment as a Director at any General Meeting, unless not less than eleven clear days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him, provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary. Notice of each and every candidature for election shall be served on all Members at least seven clear days prior to the meeting at which the election is to take place.

Notice in case of person proposed by person other than the directors.

Proposed Alterations to Existing Article 101

By deleting Article 101 in its entirety and by substituting therefor the following:

101. No person other than a Director retiring at an Annual General Meeting shall be eligible for appointment as a Director at any General Meeting, unless not less than eleven nor more than 42 clear days (exclusive of the date on which the notice is given) before the day appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him, provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary. Notice of each and every candidature for election shall be served on all Members at least seven clear days prior to the meeting at which the election is to take place.

Notice in case of person proposed by person other than the directors.

42. EXISTING ARTICLE 102

102. The Board shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Casual vacancy or additional appointment.

Proposed Alterations to Existing Article 102

By deleting Article 102 in its entirety and by substituting therefor the following:

102. The Board shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. ~~, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these Articles.~~ Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Casual vacancy or additional appointment.

43. EXISTING ARTICLE 112

112. A committee may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the members present, each member having one vote.

Meetings of Committee.

Proposed Alterations to Existing Article 112

By deleting Article 112 in its entirety and by substituting therefor the following:

112. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under Article 110.

Meetings of Committee.

44. EXISTING ARTICLE 120

120. No such person shall be appointed or hold office as Secretary who is:-

Disqualification.

(a) The sole Director of the Company; or

(b) The sole Director of a corporation which is the sole Director of the Company.

Proposed Alterations to Existing Article 120

By deleting Article 120 in its entirety.

45. EXISTING ARTICLE 123

Payment of dividends.

123. Subject as hereinafter provided, and to any rights or privileges for the time being attaching to any shares in the capital of the Company having preferential or special rights in regard to dividend, the profits or other moneys of the Company determined by the Board to be available for dividend shall be applied in payment of dividends upon the shares of the Company in proportion to the amounts paid up or credited as paid up thereon respectively otherwise than in advance of calls.

Proposed Alterations to Existing Article 123

By deleting Article 123 in its entirety and substituting therefor the following:

Payment of dividends.

123. Subject as hereinafter provided, and to any rights or privileges for the time being attaching to any shares in the capital of the Company having preferential or special rights in regard to dividend, the profits or other moneys of the Company determined by the Board to be available for dividend shall be applied in payment of dividends upon the shares of the Company. ~~in proportion to the amounts paid up or credited as paid up thereon respectively otherwise than in advance of calls.~~ Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

46. NEW ARTICLE 129A

By inserting new Article 129A immediately after Article 129 as follows:

Unclaimed dividends.

129A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If CDP returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.

47. EXISTING ARTICLE 133

CAPITALISATION OF PROFITS AND RESERVES

133. The Directors may, with the sanction of an ordinary resolution of the Company (including any ordinary resolution passed pursuant to Article 52), capitalise any moneys, investments, or other assets forming part of the undivided profits of the Company standing to the credit of the reserve fund, or any capital redemption reserve fund, or in the hands of the Company and available for the dividend or representing premiums received on the issue of shares and standing to the credit of the share premium account, and distribute them amongst such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportions on the footing that they become entitled thereto as capital and that all or any part of such capitalised fund be applied on behalf of such shareholders in paying up in full either at par or at such premium as the resolution may provide, any unissued shares or debentures of the Company which shall be distributed accordingly or in or towards payment of the uncalled liability on any issued shares or debentures, and that such distribution or payment shall be accepted by such shareholders in full satisfaction of their interest in the said capitalised sum.

Capitalisation of profits and reserves.

In addition to and without prejudice to the power to capitalise profits and reserves provided for in the preceding provisions of this Article 133, the Directors shall have power to capitalize any undivided profits or other monies of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative dividends (including profits or monies carried and standing to any reserve or reserves) and to apply such profits or monies in paying up in full at par unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment of such shares credited as fully-paid to, or to be held by or for the benefit of, participants of any share incentive or performance plan, for the time being implemented by the Company and which plan has been approved by the Company in General Meeting. Provided always that the aggregate number of shares paid up and issued pursuant to this provision shall not exceed 15 per centum (or such other amount as may from time to time be prescribed by the Listing Rules of the SGX-ST and/or the Statutes) of the issued shares in the capital of the Company for the time being.

Proposed Alterations to Existing Article 133

By deleting the headnote "CAPITALISATION OF PROFITS AND RESERVES" and Article 133 in their entirety and by substituting therefor the following:

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

133. (1) The Directors may, with the sanction of an ~~o~~Ordinary ~~r~~Resolution of the Company (including any ~~o~~Ordinary ~~r~~Resolution passed pursuant to Article 52):

Power to issue free bonus shares and/or to capitalise reserves.

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 52) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company's reserve accounts or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 52) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(2) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 133(1), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power of Directors to give effect to bonus issues and capitalisations.

(3) In addition and without prejudice to the powers provided for by Article 133(1) and Article 133(2), the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full unissued shares, in each case on terms that such shares shall, upon issue, be held by or for

Power to issue free shares and/or to capitalise reserves for employee share-based incentive plans.

the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.

48. EXISTING ARTICLE 134

134. A General Meeting may resolve that any surplus moneys arising from the realisation or revaluation of any capital assets of the Company, or any investments representing the same, or any other undistributed profits of the Company not subject to charge for income tax, be distributed among the Members on the footing that they receive the same as capital.

Capitalisation of surplus moneys.

Proposed Alterations to Existing Article 134

By deleting Article 134 in its entirety.

49. EXISTING ARTICLE 135

135. For the purpose of giving effect to any resolution under the two last preceding Articles the Board may settle any difficulty which may arise in regard to the distribution as they think expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Member upon the footing of the value so fixed or that fractions of less value than $1 may be disregarded in order to adjust the right of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalised fund as may seem expedient to the Board. Where requisite, a proper contract shall be delivered to the Registrar for registration in accordance with Section 63 of the Act and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalised fund, and such appointment shall be effective.

Fractional certificates.

Proposed Alterations to Existing Article 135

By deleting Article 135 in its entirety.

50. EXISTING ARTICLE 143

143. A person entitled to a share in consequence of the death or bankruptcy of a Member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any Member in pursuance of these Articles shall, notwithstanding that such Member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share

Notice to shareholder in case of death or insolvency.

registered in the name of such Member in the Register of Members or, where such Member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

Proposed Alterations to Existing Article 143

By deleting Article 143 in its entirety and substituting therefor the following:

Notice to shareholder in case of death or insolvency.

143. A person entitled to a share in consequence of the death or bankruptcy of a Member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any Member or given, sent or served to any Member using electronic communications in pursuance of these Articles shall, notwithstanding that such Member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member in the Register of Members or, where such Member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.

51. NEW ARTICLE 147(2)

By inserting new Article 147(2) immediately after Article 147(1) as follows:

Electronic communications.

147. (2) Without prejudice to the provisions of Articles 142 and 147(1), any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these Articles by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

52. EXISTING ARTICLE 152

Indemnity.

152. Subject to the provisions of Section 172 of the Act, every Director, officer or servant of the Company shall be indemnified out of its funds against all costs, charges, expenses, losses and liabilities incurred by him in the conduct of the Company's business or in the discharge of his duties, and no Director or officer of the Company shall be liable for the acts or omissions of any other Director or officer, or by reason of his having joined in any receipt for money not received by him personally, or for any loss on account of defect of title to any property acquired by the Company, or on account of the insufficiency of any

security in or upon which any moneys of the Company shall be invested, or for any loss incurred through any banker, broker or other agent, or upon any ground whatever other than his own wilful acts or defaults.

Proposed Alterations to Existing Article 152

By deleting Article 152 in its entirety and substituting therefor the following:

152. Subject to the provisions of Section 172 of the Act, every Director, Auditor, officer or servant of the Company shall be indemnified out of its funds against all costs, charges, expenses, losses and liabilities incurred by him in the conduct of the Company's business or in the discharge of his duties or in relation thereto including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court. Without prejudice to the generality of the foregoing, ~~and~~ no Director or officer of the Company shall be liable for the acts or omissions of any other Director or officer, or by reason of his having joined in any receipt for money not received by him personally, or for any loss on account of defect of title to any property acquired by the Company, or on account of the insufficiency of any security in or upon which any moneys of the Company shall be invested, or for any loss incurred through any banker, broker or other agent, or upon any ground whatever other than his own wilful acts or defaults.

Indemnity.

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 on 19 April 2006 at 11.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolution 2 will be proposed as an Ordinary Resolution:

Resolution 1: Special Resolution
The Proposed Alterations to the Articles of Association

THAT:

(1) Articles 1, 2, 7, 7(1), 7(2)(a), 9, 12, 13, 20, 22, 24, 28, 46, 47, 48, 51, 52, 54(1), 54(2), 60(1), 62, 65, 66, 67, 71, 75(1), 76, 80, 88(1), 93(2), 96, 100, 101, 102, 112, 123, the headnote "CAPITALISATION OF PROFITS AND RESERVES" before Article 133, 133, 143 and 152 of the Articles of Association of the Company (the "**Articles**") be altered;

(2) new Articles 8A, 31A, 129A and 147(2) and new headnotes "TREASURY SHARES" and "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" shall be included in the Articles; and

(3) the headnote "SHARE CAPITAL" appearing immediately before Article 5 and Articles 5, 29(3), 50, 70, 79, 93(4), 120, 134 and 135 shall be deleted in their entirety,

in the manner as set out in the Appendix to the Circular to Shareholders dated 28 March 2006.

Resolution 2: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) the Directors of the Company (the "**Directors**") be and are hereby authorised to purchase or otherwise acquire ordinary shares in the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

  (i) on-market purchases (each an "**On-Market Purchase**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

  (ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they may consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

  and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) the authority conferred on the Directors pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

   (i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

   (ii) the date on which the authority contained in the Share Purchase Mandate is varied or revoked at a General Meeting;

(c) in this Ordinary Resolution:

   "**Average Closing Price**" means the average of the closing market prices of the Shares over the last five market days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant On-Market Purchase, or as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period;

   "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase;

   "**Maximum Limit**" means that number of issued Shares representing 10 per cent. of the total number of issued Shares as at the date of the passing of this Ordinary Resolution (excluding any Shares which are held as treasury shares as at that date); and

   "**Maximum Price**" in relation to a Share to be purchased or acquired, means an amount (excluding brokerage, commission, applicable goods and services tax and other related expenses) not exceeding:

   (i) for On-Market Purchases, more than 5 per cent. above the Average Closing Price of the Shares; and

   (ii) for Off-Market Purchases, more than 10 per cent. above the Average Closing Price of the Shares; and

(d) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

By Order of the Board

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Singapore
28 March 2006

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time of the Extraordinary General Meeting.

3. The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued Shares of the Company as at 6 March 2006 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 145,583,354 Shares.

   In the case of On-Market Purchases by the Company and assuming that the Company purchases or acquires the 145,583,354 Shares at the Maximum Price of S$2.51 for one Share (being the price equivalent to 5% above the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date, the maximum amount of funds required for the purchase or acquisition of the 145,583,354 Shares is US$224,904,889[1].

   In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 145,583,354 Shares at the Maximum Price of S$2.63 for one Share (being the price equivalent to 10% above the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 145,583,354 Shares is US$235,657,314[1].

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 30 December 2005 based on these assumptions are set out in paragraph 3.7 of the Circular.

[1] Exchange rate used for conversion from S$ to US$ is 1.62475.



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

PROXY FORM

I/We*____ (Name)

of ____(Address)

being a member/members of Neptune Orient Lines Limited (the "**Company**") hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/ Passport No.	Proportion of Shareholding (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 19 April 2006 at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 at 11.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) and at any adjournment thereof.

**Delete as appropriate*

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special and Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Resolution 1: Special Resolution To approve the proposed alterations to the Articles of Association.		
Resolution 2: Ordinary Resolution To approve the proposed renewal of the Share Purchase Mandate.		

Dated this day of 2006

Total Number of Shares held

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.